UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number: 0-25965 ZIFF DAVIS, INC. (Exact name of registrant as specified in its charter) Delaware 47-1053457 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 360 Park Avenue S, New York, New York 10010 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (212) 503-3500 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $0.01 par value ZD The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “small reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer o Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ As of the last business day of the registrant’s most recently completed second fiscal quarter, the approximate aggregate market value of the common stock held by non-affiliates, based upon the closing price of the common stock as quoted by the Nasdaq Global Select Market was $883,468,363. Shares of common stock held by executive officers, directors and holders known by the registrant to beneficially own more than 10% of the outstanding common stock have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of February 18, 2026, the registrant had 37,654,436 shares of common stock outstanding. DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 6, 2026 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS Page PART I. Item 1. Business 3 Item 1A. Risk Factors 13 Item 1B. Unresolved Staff Comments 39 Item 1C. Cybersecurity 39 Item 2. Properties 40 Item 3. Legal Proceedings 40 Item 4. Mine Safety Disclosures 40 PART II. Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 41 Item 6. [Reserved] 44 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 44 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 61 Item 8. Financial Statements and Supplementary Data 63 Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure 116 Item 9A. Controls and Procedures 116 Item 9B. Other Information 118 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 118 PART III. Item 10. Directors, Executive Officers and Corporate Governance 118 Item 11. Executive Compensation 118 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 118 Item 13. Certain Relationships and Related Transactions, and Director Independence 118 Item 14. Principal Accountant Fees and Services 118 PART IV. Item 15. Exhibits and Financial Statement Schedules 118 Item 16. Form 10-K Summary 121 -2-

Cautionary Note on Forward-Looking Information This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements appear throughout this report, including without limitation, in the following sections: Part I, Item 1 “Business”; Part I, Item 1A “Risk Factors”; and Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These forward-looking statements include, but are not limited to, statements concerning our strategy, prospects and plans, objectives of management, competition, future mergers, acquisitions, and divestitures and related strategy, future financial position and liquidity, future revenues, projected costs, profitability, capital adequacy, expectations regarding demand and acceptance for our technologies, our human capital strategies and priorities, and growth opportunities and trends in the markets in which we operate. Forward-looking statements generally can be identified by words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects”, “will be”, “will continue”, “may”, “could”, “should”, “will likely result”, and similar expressions. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed in Part I, Item 1A, “Risk Factors” of this report and those discussed in other documents we file with the SEC. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. PART I Item 1. Business Overview Ziff Davis, Inc., together with its subsidiaries (“Ziff Davis”, the “Company”, “our”, “us”, or “we”), is a vertically focused digital media and internet company whose portfolio includes leading brands in technology, shopping, gaming and entertainment, health and wellness, connectivity, cybersecurity, and martech. Our digital media businesses specialize in publishing and producing trusted editorial content and tools for users seeking information and advice relating to the technology, shopping, gaming and entertainment, and health and wellness markets, and offer services to consumers and businesses. Our connectivity business develops actionable broadband network intelligence and insights through data collection and analysis, and delivers products and services that facilitate improvements in network performance to enterprises that provide or rely on broadband networks, including through the provision of hardware and software used for planning and assessing the performance of wi-fi networks. Our cybersecurity and marketing technology business provides internet-delivered cloud-based subscription and licensed services to consumers and businesses including cybersecurity, privacy, and digital marketing tools. Our Growth Strategy In addition to growing our business organically, we regularly acquire businesses to grow our customer bases, expand and diversify our service offerings, enhance our technologies, acquire skilled personnel, and enter into new markets. Our programmatic approach to mergers and acquisitions (“M&A”) is a tenet of our capital allocation strategy, which seeks to optimize the allocation of our investable capital, including the free cash flow generated by our businesses, to M&A, share repurchases, and the strengthening of our balance sheet. From 2012 through 2025, we have deployed approximately $3.3 billion on nearly 100 acquisitions across the globe in a variety of verticals (exclusive of any acquisitions that were part of businesses we have since divested). Our systemic and repeatable M&A process allows us to execute a large volume of M&A with velocity and conviction. Our M&A program is built on a rigorous and analytical approach that leverages deep industry knowledge, technological expertise, and investment acumen. Our evaluation criteria for potential acquisitions varies by sector, but value- oriented fundamentals are a central factor in every transaction we evaluate. We seek to acquire businesses that can generate predictable growing free cash flow over long time horizons. The primary metric we use to differentiate opportunities in our M&A pipeline is the expected internal rate of return that the potential acquisition will generate for Ziff Davis. While we take a disciplined approach to the evaluation of M&A, we have significant flexibility when it comes to the types of transactions we are capable of evaluating and executing. We have acquired venture-backed growth companies, distressed businesses, complex corporate carve-outs, founder-owned businesses, public companies, and private equity-backed businesses. We also have a multi-faceted approach to transaction sourcing that ranges from participation in sell-side auctions led by investment banks to the sourcing of proprietary transactions through our executive network. Acquisitions broadly fall into one of two categories at Ziff Davis: (1) tuck-ins or (2) platform acquisitions. Our tuck-in acquisitions are typically focused on the acquisition of: (a) a customer base, (b) a strong but under monetized media audience or (c) a new product or service that can be sold to our existing customers or audience. Platform acquisitions are businesses at scale that can stand on their own within Ziff Davis and which we believe have the potential to serve as a platform for future M&A. Since 2012, the majority of our acquisitions by deal count -3-

have been tuck-ins. However, over the same period of time, the capital allocated to tuck-ins versus platform acquisitions has been more evenly balanced. We continue to pursue additional acquisitions, which may include companies operating in lines of business that differ from those we operate under today. Such acquisitions could impact our consolidated profit margins and the variability of our revenues. Our Business Our consolidated revenues are currently generated primarily from five reportable segments: (1) Technology & Shopping, (2) Gaming & Entertainment, (3) Health & Wellness, (collectively, our “Digital Media Businesses”), (4) Connectivity, and (5) Cybersecurity & Martech. Our Digital Media Businesses are driven primarily by advertising and performance marketing revenues and have relatively higher sales and marketing expenses. Our Connectivity and Cybersecurity & Martech businesses are driven primarily by subscription and licensing revenues with relatively stable and predictable margins from quarter to quarter. The primary types of revenues that we generate are described below. Advertising and Performance Marketing - We sell online display and video advertising on our owned-and-operated websites and applications and on third-party sites. We have contractual arrangements with advertisers either directly or through agencies. The terms of these contracts specify the price of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign. Additionally, we have contractual arrangements with certain third-party websites and applications not owned by us, and third-party advertising networks to deliver online display and video advertising to their websites and applications or to third-party sites. We generate leads for advertisers, including vendors of consumer health and wellness products, consumer packaged goods, and information technology services, through various marketing methods. We also generate clicks to online merchants by listing products, deals, and discounts on our web properties, and earn a commission when customers “click-through” the ad to make a purchase. Subscription and Licensing - We provide cloud-based subscription services and generate “fixed” subscription revenues for customer subscriptions and, to a lesser extent, “variable” usage revenues generated from actual usage by our subscribers. We offer subscription and licensing services to businesses, which offer up-to-date insights into global fixed broadband and mobile performance data, and we offer subscription packages to consumers through the Lose It! weight loss app and through Humble Bundle’s digital subscriptions and storefront for video games, ebooks, and software. We also generate revenue from the sale of perpetual software licenses, related software support, and maintenance used in conjunction with software and other related services. We license our proprietary technology, data, and intellectual property to third parties for various purposes. Other - Other revenues primarily include those from the sale of hardware used in conjunction with software, online course revenues, game publishing revenues, and revenues from a customer acquisition platform for subscription services companies. Technology & Shopping Technology Our technology platform includes online publishers, as well as tools and services tailored to consumers, professionals, and organizations looking for technological expertise, authoritativeness, and trustworthiness. We expect our brands to deliver deeply researched, current, and authentic content related to technology, culture, and the internet. Our technology brands include CNET, PCMag, Mashable, Lifehacker, Spiceworks, and ZDNET. Our publishing brands (including CNET and PCMag) are online resources for laboratory-based product reviews, technology news, buying guides, and research papers. We operate one of the longest-running independent testing facilities for consumer technology products. Founded in 1984, our lab produces unbiased technology product and service reviews, and PCMag’s “Editor’s Choice” award is recognized globally as a trusted mark for buyers and sellers of technology products and services. Our technology publishing sites are also recognized as trusted global sources of stories for more than a dozen platforms, including Instagram, X, and Facebook. CNET is a trusted digital media publication that provides expert information, hands-on lab testing, reviews and analysis on consumer technologies, services and trends, to help customers find exactly what they are looking for. For nearly 30 years, CNET has covered a wide range of topics, including consumer electronics, smart home, money, wellness, and more. PCMag is a leading authority on technology, delivering lab-based, independent reviews of the latest products and services. For over 40 years, its expert analysis and practical solutions have helped consumers make better buying decisions and get more from technology. -4-

Mashable is a trusted global media brand publishing premium content for individuals interested in technology and culture. Mashable produces stories for more than a dozen platforms, including Snapchat, X, and Facebook. Since 2005, Lifehacker has been a go-to source for tech help and life advice. Its mission is to offer reliable tech help and credible, practical, science-based life advice to help people live better. Spiceworks provides digital content for buyers of IT products and services, allowing IT vendors to identify, reach, and influence corporate IT decision makers who are actively researching specific IT purchases. ZDNET is a leading tech brand for professionals, covering the innovations, trends, and products that are shaping today and tomorrow. With pragmatic wisdom and real-world experience, ZDNET connects business audiences to a better future by turning disruption and confusion into opportunity. Shopping The properties in our shopping platform seek to influence customer purchase decisions through the provision of authoritative content relating to products and services, as well as the presentation of savings and discount opportunities for consumer shopping audiences. We also facilitate gift card processing, program management, and marketing programs specifically tailored to meet the needs of high-growth online and app-based brands. Our flagship savings destination, RetailMeNot, seeks to influence consumer purchase decisions through savings and discount opportunities by connecting retail partners with national and international brands with consumer shopping audiences. RetailMeNot’s promotional media solutions include mobile coupons and codes, and cash back offers across web, app, and browser extensions. VoucherCodes is one of the UK’s most trusted voucher websites, helping millions of consumers shop with the brands they love, for less. Every week our customers receive our newsletter, packed with some of the very best offers and deals from the UK’s favorite retailers, restaurants and attractions. Offers.com is a coupon and deals website featuring offers from some of the most popular stores and brands on the internet. Offers.com’s objective is to help consumers find the best deals on the web. Additionally, Offers.com employs a process to verify that its coupon codes work, saving consumers time and money. Our event-based properties, BlackFriday.com, TheBlackFriday.com, BestBlackFriday.com, and DealsofAmerica.com are resources for shoppers to find the best deals and offers from retailers during the height of the holiday shopping season. TDS Gift Cards helps clients provide a world-class omni-channel gift card or gift code program, which helps mitigate global payment challenges, drive incremental revenue, and increase customer acquisition. Gaming & Entertainment Our Gaming & Entertainment platform offers authoritative and engaging content covering video games, movies, anime, television, comics, technology, and more. It includes game tips, reviews, and insights, as well as a digital storefront and subscription service for video games, ebooks, and software. IGN Entertainment is one of the world’s largest gaming and entertainment media platforms and the go-to destination for fans to explore and celebrate games, movies, TV, comics, and much more. Across its 15 digital properties, it reaches more than 440 million monthly users in over 110 countries and engages with 96 million fans on social media. Its media portfolio includes favorites such as IGN, Eurogamer, Maxroll, Rock Paper Shotgun, and MapGenie, which serve as trusted services for millions of fans worldwide delivering daily content to more than 40 platforms, including YouTube, TikTok, X, Facebook, Instagram, and Snapchat, as well as connected TV platforms, such as Roku and Samsung. Humble Bundle is a digital subscription and storefront offering video games, ebooks, and software, where customers can purchase monthly subscriptions, bundles, and individual products. At its core, Humble Bundle is committed to raising money for charity, with a portion of every sale contributing to charitable causes. Since its inception in 2010, Humble Bundle has raised over $275 million for over 40,000 charities worldwide. Health & Wellness Everyday Health Group (“EHG”) operates a portfolio of properties focused on driving better clinical and health outcomes through decision-making informed by highly relevant information, data, and analytics. The EHG portfolio includes a collection of interactive tools and mobile applications that are designed to enable consumers to manage a broad array of health and wellness needs on a daily basis, including medical conditions, pregnancy, diet, and fitness. The EHG portfolio also includes educational and professional development services, news, and information for -5-

healthcare professionals to stay abreast of industry, legislative, regulatory, and continuing education developments across major medical specialties and therapeutic areas. EHG is organized around three audiences: (1) Health & Wellness Consumer, (2) Health & Wellness Professional, and (3) Health & Wellness Pregnancy & Parenting. Health & Wellness Consumer Our Health & Wellness Consumer platform includes consumer-focused health and wellness properties that provide digital content and information ranging from interactive guides, resource centers, special reports, community health tip sharing, newsletters, self-assessment tools, healthcare finders, e-courses, and lifestyle programs. Everyday Health, our flagship brand, features medically reviewed, award-winning editorial content designed to inspire and enable the active management of health and wellness daily. In addition to Everyday Health and other EHG-owned and operated consumer websites and applications, including DailyOM, Lose It!, Migraine Again, and theSkimm, EHG provides advertisers access to the Everyday Health Trusted Care Access Portfolio (“TCAP”) of digital health properties. TCAP features digital properties of two of the most world-renowned medical centers, to which Everyday Health holds exclusive advertising representation rights. Castle Connolly, a premier brand in healthcare provider research and rankings, publishes the renowned, peer-nominated Castle Connolly Top Doctors series. Health & Wellness Professional Our Health & Wellness Professional platform provides health and wellness digital content that is designed to enable healthcare professionals to stay abreast of clinical, industry, legislative, employment, and regulatory developments across most major medical specialties and therapeutic areas. Our flagship professional property, MedPage Today, delivers daily breaking medical news across major medical specialties and major public policy developments from Washington D.C. MedPage Today coordinates with leading researchers, clinicians, and academic medical centers to aid in gathering in-depth information for its coverage. MedPage Today has been recognized with awards from prestigious healthcare organizations including the American Society of Healthcare Business Editors, the National Institute for Healthcare Management, and eHealthcare. EHG offers accredited continuing medical education (“CME”) and continuing education (“CE”) programs to healthcare professionals through our PRIME Education business. PRIME is nationally recognized for its research-informed approach to CME and CE programs across a wide range of therapeutic areas. In numerous peer-reviewed publications, PRIME has demonstrated the impact of its work through measurably improving health care outcomes. PRIME received the prestigious William Campbell Felch Award for Outstanding Research in Continuing Education from the Alliance for Continuing Education in the Health Professions three times in the last six years. Our Health eCareers business provides a digital portal to connect physicians, nurses, nurse practitioners, physician assistants, and certified registered nurse anesthetists with jobs in their medical specialties. Health eCareers contracts with thousands of healthcare employers across the United States and an exclusive network of healthcare associations and community partners seeking connections to qualified healthcare professionals to fill open positions. Health & Wellness Pregnancy & Parenting Our Health & Wellness Pregnancy & Parenting platform includes pregnancy and parenting properties delivering content via websites, mobile apps, and online communities to expectant and new parents. Its properties support millions of families across 27 global apps and websites. Our BabyCenter brand is a leading global digital pregnancy and parenting resource delivered via websites, mobile apps, and online communities. Our Emma’s Diary brand provides expectant and new parents with information and support in the United Kingdom. We also operate the digital properties for the What to Expect brand, a leading pregnancy and parenting media resource, based on the best-selling pregnancy book What to Expect When You’re Expecting by author Heidi Murkoff. Our Health & Wellness Pregnancy & Parenting platform also includes Mom Media, a leading community for creators and parents alike and operators of the annual Mom 2.0 Summit. Mom Media connects brands with modern parents via its highly engaged community of approximately 15,000 parenting influencers. Connectivity Our Connectivity platform operates under the brand Ookla and includes several data and services businesses that sit at the center of the broadband ecosystem and are sources of information on internet connectivity and network performance, facilitating insights and decision making relating to broadband networks. Ookla provides customers with fixed broadband, mobile network, and Wi-Fi testing applications, analysis, and insights. Daily tests are actively initiated by users using Speedtest. As a result of this capability and other solutions used to -6-

collect quality-of-experience data, Ookla provides comprehensive insights into worldwide internet performance and accessibility, of broadband, mobile, and Wi-Fi networks. Ookla solutions have been adopted by a significant number of internet service providers, mobile service providers, enterprise Wi-Fi systems integrators, and regulatory bodies worldwide. In addition to Speedtest, Ookla offers its customers actionable insights, solutions, and services under the Ekahau, Downdetector, and RootMetrics brands. Our Ekahau products and services provide business solutions to design, optimize, and manage Wi-Fi, Private 4G, and Private 5G networks using specially developed hardware and software to meet the performance objectives of these networks. Downdetector offers real-time status information and tracks outages for services and digital products that consumers and businesses use every day. Downdetector aims to track any service that its users consider vital to their everyday lives, including (but not limited to) internet providers, social media, web hosting platforms, applications of mobile service providers, airlines, banks, games, public transport systems, and other online services. RootMetrics is an industry leader in the provision of drive testing solutions and performance benchmarking of mobile service providers in the United States and the United Kingdom, and other global regions, providing actionable insights on the quality, reliability, and performance of voice, messaging, and data services. Cybersecurity & Martech Our Cybersecurity & Martech business provides internet-delivered software-as-a-service (“SaaS”) cloud-based offerings to consumers and businesses of all sizes to meet their communication, messaging, security, privacy, customer marketing, and other needs. Our Cybersecurity & Martech services represent a model for delivering and consuming real time technology services, resources and solutions over the internet. Their goal is to reduce or eliminate costs, increase sales and enhance productivity, mobility, business continuity, privacy, and security. We market our Cybersecurity & Martech offerings to a broad spectrum of prospective business customers including sole proprietors and small to medium-sized businesses and enterprises. We also market our Cybersecurity & Martech offerings to consumers. Our marketing efforts include enhancing brand awareness; utilizing online advertising, search engines, and affiliate programs; selling through both a telesales and direct sales force; and working with resellers and other channel partners. We continuously seek to extend the number of distribution channels through which we acquire paying customers and improve the cost and volume of customers obtained through our current channels. Our Cybersecurity & Martech business operates as the VIPRE Security Group and the MOZ Group, respectively. VIPRE Security Group The VIPRE Security Group, whose cloud-based SaaS offerings include endpoint and email security, security awareness training, secure backup and file sharing, and virtual private network solutions. We offer these services to consumers who are worried about their digital safety and security of personal information online, and to small businesses and mid-sized enterprises who want advanced cyber threat protection. The VIPRE Security Group offers its services under the following brands. IPVanish offers one of the leading virtual private network services in the industry. Virtual private network services encrypt user’s data and activity on the internet, enabling users to browse the internet more securely and anonymously, and without restriction. VIPRE software solutions are designed to protect people and businesses from costly and malicious cyber threats. VIPRE offerings include comprehensive endpoint and email security, along with threat intelligence for real-time malware analysis. Inspired eLearning’s SaaS platform for cybersecurity awareness and compliance training helps enterprises protect their organizations by educating employees on how to reduce human-related cybersecurity and workplace incidents. Forensic and Compliance Systems (“FCS”) provides integrated email archiving solutions critical for data retention, e- discovery, and business continuity. Livedrive provides online backup and synchronized storage features for professionals and individuals and is designed to allow customers with an internet connection to access their files from virtually anywhere at any time. SugarSync provides online file backup, synchronization and sharing of a customer’s documents, photos, music, and movies across a customer’s desktops, laptops, mobile, and other devices. -7-

MOZ Group The MOZ Group’s SaaS offerings include email marketing and delivery solutions, search engine optimization tools, and voice and text communication services. We offer these services to sole proprietors, small businesses, and mid-sized enterprises, enabling them to connect directly with their customers and grow the revenue of their businesses. We believe these services represent more efficient and less expensive solutions than many existing alternatives, and provide increased security, privacy, flexibility, and mobility. The MOZ Group offers its services under the following brands. Campaigner, iContact, SMTP, Kickbox, Email Industries, and Full Contact provide email marketing solutions to help small, medium, and large businesses strengthen customer relationships and drive sales through professional email campaign creation, advanced list management, segmentation tools, verification tools, marketing automation, attribution reports, campaign tracking, and targeted email auto responders and workflows. MOZ Pro, MOZ Local, and Stat Analytics offer search engine optimization services that are used to help understand and improve internet traffic, rankings, and visibility in search results. Semantic Labs leverages paid marketing and proprietary technology to acquire customers for subscription services companies. eVoice is a virtual phone system that provides small and medium-sized businesses with on-demand voice communications services. Customers can assign departmental and individual extensions that can connect to multiple numbers, including landline and mobile phones and IP networks, and can enhance reachability through “find me/follow me” capabilities. These services also include advanced integrated voicemail for each extension. Line2 is a cloud-based phone service, which allows users to add a second line to a mobile device. Line2 enables users to separate work and personal calls on a single device and includes standard phone service features such as SMS, MMS, auto attendant, call routing, call forwarding, voicemail, call queue, and toll-free and vanity numbers. Competition Competition in the Technology & Shopping, Gaming & Entertainment, and Health & Wellness spaces is significant. Within these verticals, our businesses compete with (i) diversified internet and digital media companies like IAC, Future PLC, Red Ventures, Penske Media, Integrated Media, and Internet Brands, (ii) vertical-specific digital media companies like RVO Health, TechTarget, Vox Media, Centerfield, Doximity, and Fandom and (iii) other large sellers of advertising products and solutions, including Alphabet, Meta, Snap, Twitch, and others. Competition in the Connectivity space is diverse. In this space, our business competes with Opensignal, Accenture, NetAlly, and IBWave, as well as others. Our Cybersecurity & Martech business faces competition from, among others, email marketing solution providers, marketing automation services, cybersecurity software and service vendors, and virtual private network providers. Our online cybersecurity solutions compete against providers of cybersecurity solutions and related software, such as Palo Alto Networks, CrowdStrike, Proofpoint, Gen Digital Inc., Kape Technologies, KnowBe4, and Malwarebytes. Our marketing technology solutions compete directly with various providers of search engine optimization technology and communication platforms that provide email and voice-related services to small and medium-sized businesses, including companies like SEMRush, MailChimp, Campaign Monitor, Constant Contact, and Dialpad. Our Cybersecurity & Martech business also competes against diversified and acquisitive vertical market software providers like Constellation Software and Tyler Technologies. Some of our competitors may have greater financial and other resources than we do. We believe that the primary competitive factors determining our success in the market for our services include the reputation of our brands as trusted sources of premium and exclusive content and objective information; our ability to attract consumers, professionals, advertisers to our digital properties; the reach, effectiveness, and efficiency of our customer messaging, branding, and marketing services; our expertise in multiple methods of monetization; our financial strength and stability; our reputation for reliability and security of service; our intellectual property ownership; the effectiveness of our customer support; our sign-up, service, and software ease-of-use; our service scalability; our geographic coverage; our scope of services; our currency and payment method acceptance; and our local language sales, messaging, and support. Seasonality Certain of our revenues associated with our Digital Media Businesses are subject to seasonal fluctuations, and are generally higher during the fourth quarter holiday period due to increased retail activity. Revenues associated with our Connectivity business can be impacted by the timing of significant transactions within any particular quarter. Certain of our -8-

Cybersecurity & Martech revenues are impacted by the number of effective business days in a given period. We traditionally experience lower than average Cybersecurity & Martech usage and customer sign-ups in the fourth quarter. Patents and Proprietary Rights The protection of our intellectual property rights is important to our success. We aggressively protect these rights by relying on a combination of patents, trademarks, copyrights, trade dress, and trade secrets. We also enter into confidentiality and intellectual property assignment agreements with employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. Through a combination of internal technology development and acquisitions, we have built a portfolio of numerous U.S. and foreign patents. We intend to continue to invest in patents, to aggressively protect our patent assets from unauthorized use, and to generate patent licensing revenues from authorized users. We have generated royalties from licensing certain of our patents and have enforced certain patents against companies using our patented technology without our permission. We seek patents for inventions that may contribute to our business or the technology sector. We have multiple pending U.S. and foreign patent applications, covering components of our technology and in some cases technologies beyond those that we currently offer. Unless and until patents are issued on the pending applications, no patent rights can be enforced. We have obtained patent licenses for certain technologies where such licenses are necessary or advantageous. We own and use a number of trademarks in connection with our services, including word and/or logo trademarks for IGN, CNET, Everyday Health, BabyCenter, Humble Bundle, PCMag, Mashable, Ookla, Speedtest, and RetailMeNot, among others. Many of these trademarks are registered worldwide, and numerous trademark applications are pending around the world. We hold numerous internet domain names, including “everydayhealth.com”, “retailmenot.com”, “pcmag.com”, “ign.com”, “speedtest.net”, “offers.com”, “humblebundle.com”, “mashable.com”, and “babycenter.com”, among others. We have filed to protect our rights to our brands in certain alternative top-level domains such as “.org”, “.net”, “.biz”, “.info”, and “.us”, among others. Like other technology-based businesses, we face the risk that we will be unable to protect our intellectual property and other proprietary rights, and the risk that we will be found to have infringed the proprietary rights of others. For more information regarding these risks, please refer to the section entitled Risk Factors contained in Item 1A. Risk Factors of this Annual Report on Form 10-K. Research and Development The markets for our services are evolving rapidly, requiring ongoing expenditures for research and development and timely introduction of new services and service enhancements. Our future success will depend, in part, on our ability to enhance our current services, to respond effectively to technological changes, attract and retain engineering talent, sell additional services to our existing customer base, and introduce new services and technologies that address the increasingly sophisticated needs of our customers. We devote significant resources to develop new services and service enhancements. Our research, development, and engineering expenditures were $62.0 million, $67.4 million, and $68.9 million for the fiscal years ended December 31, 2025, 2024, and 2023, respectively. For more information regarding the technological risks that we face, please refer to the section entitled Item 1A. Risk Factors of this Annual Report on Form 10-K. Government Regulation We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business over the internet and, in some cases, using services of third-party telecommunications and internet service providers. These include, among others, laws and regulations addressing privacy, data storage, retention and security, freedom of expression, content, taxation, numbers, advertising, and intellectual property. For information about the risks we face with respect to governmental regulation, please see Item 1A. Risk Factors of this Annual Report on Form 10-K. The Digital Millennium Copyright Act (“DMCA”) and portions of the Communications Decency Act (“CDA”) limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others, or hosting third-party content, and we rely on these protections in conducting our business. We are also subject to the Children’s Online Privacy Protection Act (“COPPA”), which imposes restrictions on the ability of online services to collect certain types of information from children under the age of 13. In addition, the Providing Resources, Officers, and Technology to Eradicate Cyber Threats to Our Children Act of 2008 (“PROTECT Act”) requires us to report evidence of violations of federal child pornography laws under certain circumstances, and there are state and international laws -9-

that impose similar requirements on us. The California Consumer Privacy Act (the “CCPA”), as amended by the California Privacy Rights Act (the “CPRA”), among other things, requires covered companies to provide certain disclosures to California residents and afford such individuals the ability to opt out of the sale or sharing of their personal data, or opt-into certain financial incentive programs. The General Data Protection Regulation (the “GDPR”) enhances the obligations placed on companies that control or process personal data including, for example, expanded disclosures about how personal data is to be used, mechanisms for obtaining consent from data subjects, controls for data subjects with respect to their personal data (including by enabling them to exercise rights to erasure and data portability), limitations on retention of personal data, and mandatory data breach notifications. Our use of email, SMS, or phone calls as a significant means of communicating is subject to numerous laws and regulations worldwide, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), the Telephone Consumer Protection Act of 1991 (“TCPA”), and their state and international equivalents. Our healthcare-related offerings are in some cases subject to a variety of healthcare privacy laws and regulations at the federal, state, and international levels. For example, the Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish a set of basic national privacy and security standards for the protection of individually identifiable health information that we must adhere to. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. We may also be subject to various state and international data privacy laws that are both generally applicable to personally identifiable information and that particularly concern personal health and medical information, as defined by those laws. In connection with our Cybersecurity & Martech business, we utilize data transmissions over public telephone lines and other facilities provided by third-party carriers. These transmissions are subject to foreign and domestic laws, regulations, and requirements by the Federal Communications Commission, state public utility commissions, foreign governmental authorities, and industry trade associations such as the CTIA. These regulations and requirements affect our ability to provide services, the availability of telephone numbers, the prices we pay for transmission services, the administrative costs associated with providing our services, the competition we face from telecommunications service providers, and other aspects of our market. We are also subject, or could become subject to, burgeoning or new areas of regulation as federal, state, and international jurisprudence develops. For example, certain business units within our Digital Media business collect and sell data about their users’ online behavior. Such data has become subject to “Do Not Track” regulations in some jurisdictions and may become the subject of more laws and regulations elsewhere. Laws and regulations surrounding the internet and cybersecurity are constantly evolving, so we may become subject to more laws and regulations in the future. Human Capital Resources As of December 31, 2025, we had approximately 3,900 employees, 55% of whom are U.S. based employees and 45% non-U.S based employees. Our ability to continue to attract, retain, and motivate our highly qualified workforce is important to our continued success. Approximately 110 of the editorial employees in our Technology & Shopping and Gaming & Entertainment businesses have elected to join a union as of December 31, 2025. We chose to voluntarily recognize the union. Acquisition Strategy Impact on Human Capital The Company has made nearly 100 acquisitions between 2012 and 2025, including seven during 2025 (exclusive of any acquisitions that were part of businesses we have since divested). Integrating new groups of employees whose culture, organizational norms, and expectations might differ from our own is a strength of ours. We believe that our integration approach reduces the human capital risk associated with our acquisition strategy and that our ability to effectively integrate new employees and businesses is a core competency of the Company. Our Culture Our culture operates on two levels. While we have a strong enterprise-wide culture, we also have a strong network of micro-cultures that operate within many of our businesses and drive their success. Integrating those micro-cultures and values is important and we work hard to foster an environment of collaboration and embrace the power of small groups working together. An important dimension of the enterprise culture at Ziff Davis stems from our belief that profitability and corporate responsibility go hand in hand. We believe that “Doing is Greater than Talking,” which continues to be a rallying cry to employees that galvanizes them to take action to create social value and impact. Our employees play a crucial role in supporting the Company’s “Five Pillars of Purpose”, which include: -10-

Diversity, Equity & Inclusion - Ensure we avail ourselves of the best talent in the marketplace, and hire diverse voices to speak to all our customers. Environmental Sustainability - Reduce our environmental footprint and continue helping customers and users reduce their footprint. Community - Support our employees worldwide and positively impact the communities around us. Data Privacy and Security - Protect our data and customer data, ensure our product security, and respect the data privacy rights of our users. Governance - Represent shareholders’ best interests with our rigorous and transparent corporate governance structure. Diversity, Equity & Inclusion Diversity, Equity and Inclusion to us means maintaining fair practices and ensuring equal opportunity for all employees and candidates, so that merit and skill can be identified and cultivated to hire top talent and yield the best possible results for our business. Further, to best address the needs of a large and diverse audience, we believe we must provide multiple voices, which requires us to maintain an employee base with differing backgrounds. We continue to take steps to promote these goals, and in 2025 we published our fifth Annual Diversity Report, available on our website, which details representation in our workforce. The Annual Diversity Report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K. Hiring Our hiring strategy is designed to ensure we avail ourselves of the best talent in the marketplace, allowing us to hire top employees and address the needs of a large and diverse customer base. At Ziff Davis, we believe our intellectual capital is strengthened by the diverse knowledge and expertise our employees bring, which is why our approach to talent has always been rooted in fairness, equal opportunity, and belonging. To support these objectives, we invest in a variety of recruitment and professional development programs that allow us to attract and retain the best talent, regardless of background or circumstances. By fostering these inclusive pathways, we enable our thousands of employees worldwide to thrive and ensure our workforce remains a primary driver of our long-term success. Employee Compensation & Benefits Compensation is an important consideration for all of our employees, and we strive to pay competitive compensation packages that reflect the success of the business and the individual contributions of each colleague. We are committed to fair pay practices and roles are periodically benchmarked to help inform where adjustments may be needed. We care for our employees by providing benefits we believe are effective at attracting and retaining the talent critical for our success and, more importantly, assist in their day-to-day well-being. Those benefits include comprehensive health insurance coverage, covering approximately 80% of health insurance premiums for covered U.S. employees, an employee stock purchase program, a 401k program, flexible time off, free access to telemedicine, free access to healthy eating apps, and up to 16 weeks of paid parental leave for birth parents. In addition, we offer paid family, sick, military, jury duty, and bereavement leave, paid short-term and long-term disability leave, family planning support, a program offering free access to meditation and healthy eating apps, and monthly webinars focused on wellness through the “ZD Be Well” program. We support our local communities by providing employees with 16 hours annually of fully paid Volunteer Time Off, partnering with Benevity and Visit.org to support volunteer event opportunities globally. We also expanded our Employee Assistance Fund (“EAF”) with America’s Charities to help employees impacted by unexpected financial hardship resulting from natural and other disasters as well as personal hardship, supporting more than 99% of employees across 14 countries, with plans to add more countries in the future. Creating a culture where all colleagues feel supported and valued is paramount to our corporate mission. All employees globally have access to an Employee Assistance Program (“EAP”). We continue to evolve our programs to meet our colleagues’ health and wellness needs, which we believe is essential to attract and retain employees of the highest caliber, and we offer a competitive benefits package focused on fostering work/life integration. Environmental, Social and Governance In April 2025, we issued our fourth annual ESG Report, which can be found at www.ziffdavis.com/esg-environment. Included in the report were the findings from our third-party verified greenhouse gas inventory, which calculates our Scope 1, 2, and 3 emissions. The report highlighted the policies, programs and practices we have in place to tackle critical challenges and the tangible results we have already achieved across our business, within our industry, and in our communities. Included in the -11-

report are details about several employee programs including our Global Mentorship Program, and Internal Mobility Program, among others. The ESG Report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K. Historical Information Ziff Davis, Inc. was incorporated in 2014 as a Delaware corporation through the creation of a holding company structure. At the time of its incorporation, Ziff Davis, Inc. was known as j2 Global, Inc. and traded under the stock ticker JCOM. Prior to 2014, an entity now known as J2 Cloud Services, LLC (founded in 1995) traded as JCOM. On October 7, 2021, the Company changed its name to Ziff Davis, Inc. from J2 Global, Inc. (for certain events prior to October 2021, the Company may be referred to as J2 Global) and changed our stock ticker to ZD. Available Information We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act of 1934”) with the Securities and Exchange Commission (the “SEC”). Such reports and other information and amendments thereto filed or furnished by the Company with the SEC are available free of charge on the Company’s website at www.ziffdavis.com as soon as reasonably practicable after we file such reports with, or furnish them to, the SEC’s website. The information on our website is not part of this report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings we file electronically with the SEC at www.sec.gov. Our Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of our directors and employees. The Code of Conduct is posted on the corporate governance page of Ziff Davis’s website, and can be accessed at http://investor.ziffdavis.com. Any changes to or waiver of our Code of Business Conduct and Ethics for senior financial officers, executive officers or directors will be posted on that website. -12-

Item 1A. Risk Factors Before deciding to invest in Ziff Davis or to maintain or increase your investment, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K and our other filings with the SEC, including our subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may affect our business. If any of these known or unknown risks or uncertainties actually occur, our business, prospects, financial condition, operating results, and cash flows could be materially adversely affected. In that event, the market price of our common stock will likely decline and you may lose part or all of your investment. Risk Factors Summary The following is a summary of the principal risks that could adversely affect our business, operations, and financial results. Risks Related To Our Business • If we are unable to identify and execute new acquisitions or execute on investment strategies, our growth may be negatively impacted. • Acquisitions may disrupt our operations and harm our operating results. • The majority of our revenue within our Digital Media Businesses is derived from short-term advertising arrangements, and our Digital Media Businesses may lose or be unable to attract advertisers if they cannot develop, commission, or acquire compelling content, if they cannot attract users to mobile offerings, or if advertisers’ marketing budgets are cut or reduced. • We face risks associated with system failures, cybersecurity breaches, and other technological issues. • We face risks associated with the unauthorized use of our content and the infringement of our intellectual property rights by developers and users of generative artificial intelligence (“AI”). • We face risks associated with changes in our tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, assessments or audits by taxing authorities, and potential exposure to additional tax liabilities (including with respect to sales and use, telecommunications, or similar taxes). • We face risks associated with weakened global and U.S. economic conditions, volatility in the economy, and political instability. • The markets in which we operate are highly competitive, and we may not be successful in growing our brands or revenue. • If the distribution of Consensus, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Ziff Davis, Consensus, and Ziff Davis stockholders could be subject to significant tax liabilities. • Our business is highly dependent on our billing systems functioning properly, and we face risks associated with credit and debit card declines and merchant standards imposed by credit and debit card companies. • We face potential liability for various types of legal claims, and we may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could divert significant operational resources and our management’s time and attention. • Our businesses depend in part on attracting visitors to our websites from search engines. • We may be subject to risks from international operations, including risks associated with currency fluctuations and foreign exchange controls and other adverse changes in global financial markets, including unforeseen global crises such as war, strife, strikes, global health pandemics, as well as risks associated with international laws and regulations. • We may be found to infringe the intellectual property rights of others, and we may be unable to adequately protect our own intellectual property rights. • Our business is dependent on the supply of services and other business requirements from other companies. • Our business is dependent on our retention of our executive officers and senior management, and our ability to hire and retain key personnel. • We are exposed to risk if we cannot maintain or adhere to our internal controls and procedures. -13-

• Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements. • Potential indemnification liabilities to third-parties could materially and adversely affect our businesses, financial condition, results of operations, and cash flows. • ESG matters, as well as related reporting obligations, expose us to risks that could adversely affect our reputation and performance. Risks Related To Our Industries • We are subject to a variety of new, existing, and changing laws and regulations, across both domestic and international markets, which could subject us to claims, judgments, monetary liabilities, and other remedies, as well as increased compliance and defense costs and limitations on our business practices. • We operate across many different markets and are subject to a rapidly evolving landscape of laws and self-regulatory regimes in the United States and internationally. Compliance with these obligations may require operational changes, lead to a significant compliance costs, and may limit our ability to collect, use, or monetize data. • We may face various government and private actions, laws, or self-regulatory regimes regarding cybersecurity and data privacy, security, and protection, with uncertain interpretations and potentially significant costs and risks, particularly with respect to health data and other sensitive data. Additionally, data laws may restrict our ability to use and monetize certain data, and expose us to significant compliance costs, disputes, and regulatory enforcement. • Developments in the healthcare industry and associated regulations could adversely affect our business, including our Everyday Health Group set of brands. • Our business could suffer if providers of broadband internet access services block, impair or degrade our services. • Our business faces risks associated with advertisement blocking technologies and advertising click fraud. • The industries in which we operate are undergoing rapid technological changes, and we may not be able to keep up. Risks Related To Our Liquidity and Indebtedness • Our level of indebtedness could adversely affect our financial flexibility and our competitive position, and we require significant cash to service our debt and fund our capital requirements. • We face risks associated with the 1.75% Convertible Notes, the 3.625% Convertible Notes, the 4.625% Senior Notes, and our revolving credit facility (collectively referred to herein as our “Outstanding Debt”), including the possibility of changes in interest deductions, triggering of the conditional conversion features, lack of funds to settle conversions, redemptions or repurchases of notes, and imposition of restrictions on future debt. Risks Related To Our Stock • Certain features of our Outstanding Debt may delay or prevent an otherwise beneficial attempt to take over our Company or otherwise restructure our business operations. • Conversions of the 1.75% Convertible Notes and the 3.625% Convertible Notes (collectively, the “Convertible Notes”) would dilute the ownership interest of our existing stockholders. • We are a holding company and our operations are conducted through, and substantially all of our assets are held by, our subsidiaries, which may be subject to certain restrictions on their ability to (i) pay dividends to us, (ii) to fund any dividends on our stock, (iii) pay interest on our Outstanding Debt, or (iv) fund other holding company expenses. • We cannot guarantee that our share repurchase program will be fully consummated or will enhance long-term stockholders value, and share repurchases could increase the volatility of the trading price of our common stock and diminish our cash reserves. • Future sales of our common stock may negatively affect our stock price. • Anti-takeover provisions could negatively impact our stockholders. • Our stock price may be volatile or may decline due to various reasons, including variations between actual results and investor expectations, industry and regulatory changes, introduction of new services by our competitors, developments with respect to IP rights, geopolitical events such as war, threat of war or terrorist actions, and global health pandemics, among others. -14-

Risks Related To Our Business If we are unable to identify and execute new acquisitions or execute on investment strategies, our growth may be negatively impacted. Acquisitions and investments in our business have historically played a significant role in our growth, and we anticipate that they will continue to do so. We plan to acquire additional or invest in new or current businesses, products, services and technologies that complement or augment our service offerings and customer base in order to enhance our rate of growth. We may not successfully identify suitable acquisition candidates or investment strategies, manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, or manage a geographically dispersed company. In addition, while we conduct due diligence prior to consummating an acquisition, joint venture or business collaboration, such diligence may not identify all material issues associated with such activities and we may be exposed to additional risk due to such acquisition, joint venture, or business collaboration. We may also face competition for acquisitions from larger competitors that may have more extensive financial resources, which may increase the cost or limit the availability of acquisitions. If we are unable to identify and execute on acquisitions or execute on our investment strategies, our revenues, business, prospects, operating results, and cash flows could suffer. We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results. We intend to continue to develop new services, enhance existing services and expand our geographic presence through acquisitions of other companies, service lines, technologies, and personnel. Acquisitions involve numerous risks, including the following: • Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses; • Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions; • Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions; and • The potential loss of key employees, customers, distributors, vendors, and other business partners of the businesses we acquire. Acquisitions may also cause us to: • Use a substantial portion of our cash resources or incur debt; • Significantly increase our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition; • Assume liabilities; • Issue common stock that would dilute our current stockholders’ percentage ownership; • Record goodwill and intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges; • Incur amortization expenses related to certain intangible assets; and • Become subject to intellectual property or other litigation. When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. We review goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of those assets is more likely than not impaired. While we may engage with valuation specialists, our valuation methodology for assessing impairment requires management to make judgments and assumptions based on experience and to rely heavily on projections of future operating performance. Our projections of our future operating results and cash flows may vary significantly from our actual results. We have previously, and may in future periods, determine that all or a portion of our goodwill or intangible assets are impaired, and we may be required to write down these assets, which would have a negative effect on our consolidated financial statements. Mergers and acquisitions are inherently risky and subject to many factors outside of our control. We cannot give assurances that our previous or future acquisitions will be successful and will not materially adversely affect our business, -15-

operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. In addition, our effective tax rate for future periods is uncertain and could be impacted by mergers and acquisitions. The majority of our revenue within our Digital Media Businesses is derived from short-term advertising arrangements, and a reduction in spending by or loss of current or potential advertisers would cause our revenue and operating results to decline. In most cases, our agreements with advertisers have a term of one year or less and may be terminated at any time by the advertiser or by us without penalty. We believe that advertising on the internet, as in traditional media, fluctuates significantly as a result of a variety of factors, many of which are outside of our control. Some of these factors include (a) budget constraints of our advertisers, (b) cancellations or delays of projects by our advertisers due to numerous factors, including but not limited to, supply chain issues and any significant changes to free trade agreements, trade protection measures, tariffs and other trade regulations, laws, and policies, (c) the cyclical and discretionary nature of advertising spending, (d) general economic, internet-related, and media industry conditions, (e) tax, tariffs, and other legislation and regulation, as well as (f) extraordinary events, such as war, acts of terrorism or aggression, extreme weather events including as exacerbated by climate change, and pandemics or other public health crises. The state of the global economy and availability of capital has impacted and could further impact the advertising spending patterns of existing and potential advertisers. Continued reduction in spending by, or loss of, existing or potential advertisers would negatively impact our revenue and operating results. Further, we may be unable to adjust our expenses and capital expenditures quickly enough to compensate for any unexpected revenue shortfall. If we are unable to develop, commission, or acquire compelling content for our Digital Media Businesses at acceptable prices, our expenses may increase, the number of visitors to our online properties may not grow, or may decline, and/or visitors’ level of engagement with our websites may decline, any of which could harm our operating results. Our future success depends in part on the ability of our Digital Media Businesses to aggregate compelling content and deliver that content through our online properties. Users are increasingly demanding high-quality content and services including more video and mobile-specific content. Such content and services may require us to make substantial payments to third parties if we are unable to develop content of our own. Our ability to maintain and build relationships with such third-party providers is critical to our success. In addition, as new methods for accessing the internet become available, including through alternative devices, we may need to enter into amended agreements with existing third-party providers to cover the new devices. We may be unable to enter into new, or preserve existing, relationships with the third parties whose content or services we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our third-party providers may increase the prices at which they offer their content and services to us and potential providers may not offer their content or services to us at all, or may offer them on terms that are not agreeable to us. An increase in the prices charged to us by third-party providers could harm our operating results and financial condition. Further, many of our content and services licenses with third parties are non-exclusive. Accordingly, other media providers may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling content and personalization of this content for users in order to differentiate our properties from other businesses. Although we generally develop compelling content of our own, when we are unable to do so, we engage freelance services or obtain licensed content which may not be at reasonable prices and which could harm our operating results. In our Digital Media Businesses, if we are unable to prove that our advertising and sponsorship solutions provide an attractive return on investment for our customers, our financial results could be harmed. Our ability to grow revenue from our Digital Media Businesses is dependent on our ability to demonstrate to marketers that their marketing campaigns with us provide a meaningful return on investment (“ROI”) relative to offline and other online opportunities. Certain of the marketing campaigns with respect to our Digital Media Businesses are designed such that the revenues received are based entirely upon the ROI delivered for customers. Our Digital Media Businesses has invested significant resources in developing its research, analytics, and campaign effectiveness capabilities and expects to continue to do so in the future. Our ability, however, to demonstrate the value of advertising and sponsorship on Digital Media Businesses properties depends, in part, on the sophistication of the analytics and measurement capabilities, the actions taken by our competitors to enhance their offerings, whether we meet the ROI expectations of our customers, and a number of other factors. If we are unable to maintain sophisticated marketing and communications solutions that provide value to our customers or demonstrate our ability to provide value to our customers, our financial results will be harmed. A system failure, security breach, cyberattack, or other technological risk could delay or interrupt service to our customers, harm our reputation and business, lead to a loss of customers, or subject us to significant liability. -16-

Our operations are dependent on our network being free from material interruption by damage from fire, earthquake, or other natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, cyber-attacks, or any other events beyond our control. Similarly, the operations of our partners and other third parties with which we work are also susceptible to the same risks. There can be no assurance that our existing and planned precautions of backup systems, regular data backups, security protocols, and other procedures will be adequate to prevent significant damage, system failure or data loss, and the same is true for our partners, vendors, and other third parties on which we rely. These precautions may change over time as laws and regulations regarding data privacy, security, and protection of information change. We face a wide variety of cyberattacks including attempts to gain unauthorized access to customer accounts. Increased information technology security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial-of-service attacks, phishing, social engineering, hacking, and other types of attacks, pose a risk to the security and availability of our information technology systems, networks, products, solutions, and services, including those that are managed, hosted, provided, or used by third parties (and which may not provide the same level of information security as our own products, systems, or solutions), as well as the confidentiality, availability, and integrity of our data and the data of our customers, partners, consumers, employees, stockholders, suppliers and others. Also, many of our services are web-based, and the amount of data we store for our users has been increasing. Despite the implementation of security measures, our infrastructure, and that of our partners, vendors, and other third parties may be vulnerable to computer viruses, errors, bugs, defects, hackers, or similar disruptive problems caused by our vendors, partners, other third parties, subscribers, employees, or other internet users who attempt to invade public and private data networks. As seen in the industries in which we operate and others, these activities have been, and will continue to be, subject to continually evolving cybersecurity and technological risks. The rapid evolution and increased adoption of AI technologies may intensify our cybersecurity risks, as we may be unable to keep pace with the increasing sophistication of AI- based cybersecurity threats. Cyberattacks have become more difficult to detect and respond to since they increasingly employ AI and machine learning techniques, such as generative AI-phishing, deepfake impersonations, automated vulnerability discovery, adaptive malware, and large-scale credential-stuffing campaigns. Further, in some cases we do not have in place disaster recovery facilities for certain ancillary services. A significant portion of our operations relies heavily on the secure processing, storage, and transmission of confidential and other sensitive data. For example, a significant number of our Cybersecurity & Martech customers authorize us to bill them directly for all transaction fees charged by us. We rely on encryption and authentication technology to effect secure transmission of confidential information, including customer financial information, which is highly dependent on our billing systems functioning. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a material compromise or breach of the technology used by us, our partners, our vendors, or other third parties to protect transaction and other confidential data. Any system failure or security breach that causes interruptions or data loss in and to our operations and systems or those of our partners, vendors, customers, or other third parties, whether due to human error, including related to the improper use of AI, or misconduct, system errors, or vulnerabilities in our or our third party service providers’ products, systems, or solutions, or which leads to the misappropriation of our or our customers’ confidential information, including as a result of the introduction of new and emerging technologies such as AI, could result in a significant liability to us (including in the form of judicial decisions and/or settlements, regulatory findings and/or forfeitures, and other means), cause considerable harm to us and our reputation (including requiring notification to customers, regulators, and/or the media), cause a loss of confidence in our products and services, and deter current and potential customers from using our services. We use vendors to assist with cybersecurity risks, but these vendors may not be able to assist us adequately in preparing for or responding to a cybersecurity incident. We maintain insurance related to cybersecurity risks, but this insurance may not be sufficient to cover all of our losses from any breaches or other adverse consequences related to a cybersecurity event. Any of these events could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows, or a negative impact to our reputation could cause us to suffer other negative consequences. For example, we may incur costs related to the investigation of data breaches (including for forensic analysis, legal advice, and breach notifications); remediation costs (such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack); increased cybersecurity protection costs (which may include the costs of making organizational changes, deploying additional personnel and protection technologies, training employees, recruiting people with specific expertise, and engaging third-party experts and consultants); lost revenues resulting from (i) the unauthorized use of proprietary information, (ii) the failure to retain or attract customers following an attack, or (iii) the diversion of our resources away from revenue-generating activity and towards remediation activity; litigation and legal risks (including regulatory actions by state and federal governmental authorities and non-U.S. authorities); increased insurance premiums; reputational damage that adversely affects customer or investor confidence; damage -17-

to our competitiveness and stock price; and diminished long-term shareholder value. To date, such events have not resulted in the material impairment of our business operations. Generative AI and related technologies could present risks and challenges to our business. Developments in the use of generative AI and related technologies make it easier to access, duplicate, and distribute our content, or otherwise generate output based on our content, without authorization, fair compensation, or proper attribution. These technologies may reduce our online traffic and audience sizes, infringe our intellectual property rights, and adversely affect our business, financial condition, and results of operations. Our reputation may also be harmed if these technologies wrongly attribute inaccurate information to us. We seek to limit such threats which are significantly more acute with respect to certain of our Digital Media Businesses; however, policing unauthorized use of our content and intellectual property is often difficult and the steps taken by us may not prevent misuse and infringement of our intellectual property. Although we seek to minimize such threats to our businesses, particularly with respect to our Digital Media Businesses, we expect to continue to be subject to them and there can be no assurance that we will not experience a negative impact on our business as a result of them. The use of copyrighted material by generative AI and related technologies has not been fully interpreted by federal, state, or international courts, and the legal and regulatory framework for generative AI continues to evolve and remains uncertain. It is possible that new laws and regulations will be adopted in the jurisdictions in which we operate, or existing laws and regulations may be interpreted in new ways, which may affect how operators of generative AI and related technologies seek to use our content. For example, in 2024 California enacted a range of laws regulating the use and development of AI, which generally relate to transparency, privacy, and fairness, among other concerns. Furthermore, in Europe the EU’s AI Act began to apply on February 2, 2025, with remaining requirements becoming effective on a staggered basis until August 2027. The EU AI Act will impose material requirements on both providers and users of AI technologies, and will prohibit certain AI practices, with infringement punishable by sanctions of up to 7% of annual worldwide turnover or 35 million euros, whichever is higher. We are still evaluating the impact of these laws on our business. The cost for us to enforce such laws and regulations, or otherwise protect our content and intellectual property rights, could be significant. Moreover, any failure or perceived failure by us to comply with new laws or regulations concerning AI could have an adverse impact on our business. Anticipated further evolution of regulations and legislation on this topic may substantially increase the penalties to which we could be subject in the event of any non-compliance. Compliance with these laws is challenging, constantly evolving and time consuming and federal regulators, state attorney generals and plaintiff’s attorneys have been and will likely continue to be active in this space. We may incur substantial expense in complying with legal obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may adversely affect our operations. On April 24, 2025, we filed a lawsuit against OpenAI, Inc. alleging copyright infringement, violations of the Digital Millennium Copyright Act, unjust enrichment and trademark dilution as a result of OpenAI’s unlawful and unauthorized copying and use of our content. See Item 3 – Legal Proceedings for additional information. There can be no assurance that we will be successful in this litigation, or in preventing other generative AI developers from using our content without authorization or fair compensation. Our business, brand, financial condition and results of operations may suffer as a result. The use of AI by our workforce may present risks to our business. Our workforce is exposed to and uses AI technologies for certain tasks related to our business. We have guidelines and policies concerning the use of AI tools in the workplace. Nevertheless, the use of these AI tools, whether authorized or unauthorized, by our workforce, poses potential risks relating to the protection of data, including cybersecurity risk, exposure of our proprietary confidential information to unauthorized recipients, and the misuse of our or third-party intellectual property. Use of AI technology by our workforce, even if consistent with our guidelines, may result in allegations or claims against us related to a violation(s) of third-party intellectual property or other rights, unauthorized access to or use of proprietary information, and failure to comply with open-source software requirements. In addition, our employees use AI tools for various design and engineering tasks such as writing code, and these tools may produce inaccurate responses that could lead to errors in our decision-making, solution development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our provision of effective training, monitoring and enforcement of appropriate policies, guidelines and procedures, and compliance by our workforce. Changes in our tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results. We are subject to income taxes in the United States (both federal and state) and in certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change, with or without notice. New tax laws, regulations and administrative practices could be enacted or adopted at any time, and existing tax laws, regulations and administrative practices could be interpreted, modified, or applied adversely to us, possibly with retroactive effect. These changes may adversely impact our effective tax rate and harm our financial position and results of operations. -18-

We are currently under or subject to examination by the U.S. Internal Revenue Service (“IRS”) and other domestic and foreign tax authorities and government bodies for both direct and indirect taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax and other tax reserves. If our reserves are not sufficient to cover these contingencies, such inadequacy could materially adversely affect our business, prospects, financial condition, operating results, and cash flows. In addition, due to the global nature of the internet, it is possible that various states or foreign countries might attempt to impose additional or new taxes, including digital services taxes, or regulations on our business. Tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate treatment of companies engaged in e- commerce and online advertising. The application of existing, new, or revised taxes on our business would likely increase the cost of doing business online and decrease the attractiveness of selling products and advertising over the internet. The application of these taxes on our business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material adverse effect on our business, financial condition, and operating results. Furthermore, much of our Digital Media Businesses’ e-commerce revenue comes from arrangements in which we are paid by retailers to promote their digital product and service offers on our sites. Certain states have implemented regulations that require retailers to collect and remit sales taxes on sales made to residents of such states if a publisher, such as us, that facilitated that sale is a resident of such state. Paid retailers in our marketplace that do not currently have a sales tax nexus in any state that subsequently passes similar regulations and in which we have operations, employees, or contractors now or in the future, may significantly alter the manner in which they pay us, cease paying us for sales we facilitate for that retailer in such state, or cease using our marketplace, each of which could adversely impact our business, financial condition, and operating results. Taxing authorities may successfully assert that we should have collected, or in the future should collect sales and use, telecommunications, or similar taxes, and we could be subject to liability with respect to past or future tax, which could adversely affect our operating results. We believe we remit state and local sales and use, excise, utility user, and ad valorem taxes, as well as fees and surcharges or other similar obligations, in all relevant jurisdictions in which we generate sales, based on our understanding of the applicable laws in those jurisdictions. Such tax, fee, and surcharge laws and rates vary greatly by jurisdiction, and the application of each of them to e-commerce businesses, such as ours, is a complex and evolving area. The jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability. In addition, in the future we may also decide to engage in activities that would require us to pay sales and use, telecommunications, or similar taxes in new jurisdictions. Such tax assessments, penalties and interest or future requirements may materially adversely affect our business, financial condition, and operating results. Weakened global and U.S. economic conditions, volatility in the economy, and political instability may adversely affect us and certain of our customers, which may result in, among other things, decreased usage and advertising levels, as well as decreased customer acquisition and customer retention rates and, in turn, could lead to a decrease in our revenues or rate of revenue growth. Our overall performance depends in part on general global and U.S. economic conditions. Weakened global and U.S. economic conditions (including reduced economic growth, recessions, inflationary conditions, fluctuating interest rates, and increased unemployment), volatility in the economy, tariffs and trade protection measures, and political instability may affect the global economy, and therefore, us and certain of our customers. Among other things, such conditions may lead, and have in the past led, to decreased usage of our services, decreased retention rates, decreased advertising, e-commerce, subscription or other revenues, and increased costs. The impact of pandemics or outbreaks of infectious diseases, and the reactions of governmental and public health authorities and others, may disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, inflation, volatility in the global economy, instability in the credit and financial markets, labor shortages, and disruption in supply chains. These each may impact, and have in the past impacted, our revenues and profitability. For example, in connection with certain global conflicts, the United States and other governments have imposed severe economic sanctions and export controls and have threatened additional sanctions and controls. The full impact of these measures, or of any potential responses to them by the countries involved, on the businesses and results of operations or our customers or us is unknown. Climate change may have a long-term impact on our business. Climate change may have an adverse impact on our business locations, and those of our customers and vendors. For example, our business locations, or those of our customers and vendors, may experience adverse climate-related events, including fluctuations in temperature or water availability, floods, wildfires (and resultant air quality impacts), other unusual or -19-

prolonged adverse weather patterns, and power shutoffs associated with these events. A climate-related event that destroys or disrupts any of our critical systems could severely impact our ability to conduct business, and we cannot ensure that our systems and data centers will remain fully operational during and immediately after such an event or disruption. Climate-related events also pose risks to our employees’ ability to stay connected and perform their job duties, particularly for those who work from home. We may experience increased employee turnover, business losses or additional costs to maintain or resume operations due to climate-related events. In addition, changes in regulatory requirements, markets and shareholder expectations regarding climate change may impact our business, financial condition and results of operations. We are assessing and managing the climate-related risks to our operations, including through our Environmental, Social and Governance Committee, but we cannot ensure that we are fully able to assess or manage such risks. The markets in which we operate are highly competitive and some of our competitors may have greater resources to commit to growth, superior technologies, cheaper pricing, or more effective marketing strategies. Also, we face significant competition for users, advertisers, publishers, developers, and distributors. The markets in which we operate are highly competitive and are undergoing rapid technological changes. Some of our competitors include major companies with much greater resources and significantly larger customer bases than we have. Some of these competitors offer their services at lower prices than we do. These companies may be able to develop and expand their network infrastructures and capabilities more quickly, adapt more swiftly to new or emerging technologies, including AI implementations, and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can. There can be no assurance that additional competitors will not enter markets that we are currently serving and plan to serve or that we will be able to compete effectively. Competitive pressures may reduce our revenue, operating profits, or both. Our Digital Media Businesses face competition from online media companies as well as from social networking sites, mobile applications, traditional print and broadcast media, general purpose and search engines, generative AI, and various e- commerce sites. Our Connectivity business faces competition from connectivity analytics providers and network testing sites. Our Cybersecurity & Martech business faces competition from cloud software services and applications across several categories, including secured communications, cybersecurity, and marketing technology. Several of our competitors offer an integrated variety of software and internet products, advertising services, technologies, online services, and content. We compete against these and other companies to attract and retain subscribers, users, advertisers, partners, and developers. We also compete with social media and networking sites which are attracting a substantial and increasing share of users and users’ online time, and may continue to attract an increasing share of online advertising dollars. In addition, several competitors offer products and services that directly compete for users with our business offerings. Similarly, the advertising networks operated by our competitors or by other participants in the display marketplace offer services that directly compete with our offerings for advertisers, including advertising exchanges, ad networks, demand side platforms, ad serving technologies, and sponsored search offerings. We also compete with traditional print and broadcast media companies to attract advertising spending. Some of our existing competitors and possible entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. Many of our competitors have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions, technologies, and research and development. Further, emerging start-ups may be able to innovate and provide new products and services faster than we can. In addition, competitors may consolidate with each other or collaborate, and new competitors may enter the market. Some of the competitors of our Cybersecurity & Martech business in international markets have a substantial competitive advantage over us because they have dominant market share in their territories, are owned by local telecommunications providers, have greater brand recognition, are focused on a single market, are more familiar with local tastes and preferences, or have greater regulatory and operational flexibility due to the fact that we may be subject to both U.S. and foreign regulatory requirements. If our competitors are more successful than we are in developing and deploying compelling products or in attracting and retaining users, advertisers, publishers, developers, or distributors, our revenue and growth rates could decline. For additional information regarding our competition, and the risks arising out of the competitive environment in which we operate, see the subsection entitled “Competition” with respect to each of our businesses contained in Item 1 of this Annual Report on Form 10-K. Our growth will depend on our ability to develop, strengthen, and protect our brands, and these efforts may be costly and have varying degrees of success. -20-

Our brand recognition has significantly contributed to the success of our business. Strengthening our current brands and launching competitive new brands will be critical to achieving widespread commercial acceptance of our products and services. This will require our continued focus on active marketing, the costs of which have been increasing and may continue to increase. In addition, substantial initial investments may be required to launch new brands and expand existing brands to cover new geographic territories and technology fields. Accordingly, we may need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to cultivate brand recognition and customer loyalty. In addition, we are supporting an increasing number of brands, each of which requires its own investment of resources. Brand promotion activities may not yield increased revenues and, even if they do, increased revenues may not offset the expenses incurred. A failure to launch, promote, and maintain our brands, or the incurrence of substantial expenses in doing so, could have a material adverse effect on our business. Our brand recognition depends, in part, on our ability to protect our trademark portfolio and establish trademark rights covering new brands and territories. Some regulators and competitors have taken the view that certain of our brands are descriptive or generic when applied to the products and services offered by our Cybersecurity & Martech business. Nevertheless, we have obtained U.S. and foreign trademark registrations for many of our brand names, logos, and other brand identifiers. If we are unable to obtain, maintain or protect trademark rights covering our brands across the territories in which they are or may be offered, the value of these brands may be diminished, competitors may be able to dilute, harm, or take advantage of our brand recognition and reputation, and our ability to attract subscribers may be adversely affected. We hold domain names relating to our brands, in the U.S. and internationally. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. The regulation of domain names may change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain all relevant domain names that relate to our brands. Furthermore, international rules governing the acquisition and maintenance of domain names in foreign jurisdictions are sometimes different from U.S. rules, and we may not be able to obtain all of our domains internationally. As a result of these factors, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our brands, trademarks or other proprietary rights. In addition, failure to secure or maintain domain names relevant to our brands could adversely affect our reputation and make it more difficult for users to find our websites and services. If the distribution of Consensus Cloud Solutions, Inc. (“Consensus”) equity, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Ziff Davis, Consensus and Ziff Davis stockholders could be subject to significant tax liabilities. On October 7, 2021, the Company completed the separation of its cloud fax business into Consensus, an independent publicly traded company. The separation of Consensus was effected by a pro rata distribution to our shareholders of 80.1% of the stock of Consensus, comprising our prior cloud fax business. We obtained (i) a private letter ruling from the IRS, satisfactory to our Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions and (ii) an opinion of outside counsel, satisfactory to our Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”). The opinion of outside counsel and the IRS private letter ruling were based, among other things, on various facts and assumptions, as well as certain representations, statements and undertakings of Ziff Davis and Consensus (including those relating to the past and future conduct of Ziff Davis and Consensus). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Ziff Davis or Consensus breach any of their respective covenants contained in any of the separation-related agreements or in the documents relating to the IRS private letter ruling and/or any opinion, the IRS private letter ruling and/or any opinion may be invalid. Accordingly, notwithstanding receipt of the IRS private letter ruling and/or opinions of counsel or other external tax advisors, the IRS could determine that the distribution and certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements or undertakings that were included in the request for the IRS private letter ruling or on which any opinion was based are false or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax- free for U.S. federal income tax purposes, and an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor which is not binding on the IRS or any court. Accordingly, notwithstanding receipt by Ziff Davis of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such a challenge, Ziff Davis, Consensus and Ziff Davis’ stockholders could be subject to significant U.S. federal income tax liability. -21-

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, Ziff Davis would recognize taxable gain as if it had sold the Consensus common stock in a taxable sale for its fair market value and Ziff Davis stockholders who receive shares of Consensus common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, we may incur certain tax costs in connection with the separation, including non-U.S. tax costs resulting from separations in multiple non-U.S. jurisdictions that do not legally provide for tax-free separations, which may be material. As a result of requirements of Section 355 of the Code or other applicable tax laws, in order to avoid the risk of incurring material tax-related liabilities, for a period of time after the separation we may determine to forego certain strategic transactions, equity issuances or repurchases or other transactions that we would otherwise believe to be in the best interests of our stockholders or that might increase the value of our business. Our business is highly dependent on our billing systems. A significant part of our revenues depends on prompt and accurate billing processes. Customer billing is a highly complex process, and our billing systems must efficiently interface with third-party systems, such as those of credit card processing companies. Our ability to accurately and efficiently bill our customers is dependent on the successful operation of our billing systems and the third-party systems upon which we rely, such as our credit card processor, and our ability to provide these third parties the information required to process transactions. To the extent there are increases in payment processing fees, disruptions in our or third-party payment processing systems; errors in charges made to subscribers; material changes in the payment ecosystem such as large reissuances of payment cards by credit card issuers and the introduction of new subscription management tools; or significant changes to certifications, rules, regulations, industry standards or laws concerning payment processing; or other changes that affect our billing systems, our ability to accept payments or retain users could be hindered, we could experience increased costs, and we could be subject to fines and civil liability, which could harm our reputation and adversely impact our revenues, operating expenses and/or results of operations. In addition, our ability to offer new services or alternative-billing plans is dependent on our ability to customize our billing systems. Any failures or errors in our billing systems or procedures could impair our ability to properly bill our current customers or attract and service new customers, and thereby could materially and adversely affect our business and financial results. If our business experiences excessive credit and debit card declines, fraudulent activity, or cannot meet evolving credit card company merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment and our subscriber base could decrease significantly. A significant number of our paid Cybersecurity & Martech subscribers and certain subscribers from our Digital Media Businesses and Connectivity business authorize us to bill their credit card accounts directly for all service fees charged by us. Weakness in certain segments of the credit markets and in the U.S. and global economies could result in increased numbers of rejected credit and debit card payments. We believe this could result in increased customer cancellations and decreased customer signups. Rejected credit or debit card payments, customer cancellations, and decreased customer signups may adversely impact our revenues and profitability. Additionally, if people pay for these services with stolen credit cards, we could incur substantial unreimbursed third- party vendor costs. We also incur losses from claims that customers did not authorize credit card transactions to purchase our services. If the numbers of unauthorized credit card transactions become excessive, we could be assessed substantial fines for excess chargebacks and could lose the right to accept credit cards for payment. In addition, we are subject to Payment Card Industry (“PCI”) data security standards, which require periodic audits by independent third parties to assess our compliance. PCI standards are a comprehensive set of requirements for enhancing payment account data security. Failure to comply with the security requirements or rectify a security issue may result in fines or a restriction on accepting payment cards. Credit card companies may change the standards required to utilize their services from time to time. If we are unable to meet these new standards, we could be unable to accept credit cards. Further, the law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our paid subscriber base to significantly decrease, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. Moreover, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. For example, under the Payment Services Regulation 2017, banks and other payment services providers must develop and implement strong customer authentication to check that the person requesting access to an account or trying to make a payment is permitted to do so. Such regulations have impacted and could materially adversely affect our payment authorization rate, user journey, paying user conversion rates, and could also in the future affect our payment reversal rates. Legislation or regulation regarding the foregoing, or changes to existing legislation or -22-

regulation governing subscription payments, have been enacted or are being considered globally, including in many U.S. states and by the Federal Trade Commission, as well as in certain EU countries and the UK (for example, the Digital Markets, Competition and Consumers Act 2024 in the UK, which grants new consumer enforcement powers and sets out new rules for subscription contracts). While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation. As a creator and a distributor of content over the internet, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute. Users access health-related content through our Everyday Health Group properties, including information regarding particular medical conditions, diagnosis and treatment, and possible adverse reactions or side effects from medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers or professionals who rely on that content or others may make claims against us with various causes of action. Although our properties contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, third parties may claim that these online agreements are unenforceable. Our editorial and other quality control procedures may not be sufficient to ensure that there are no errors or omissions in our content offerings or to prevent such errors and omissions in content that is controlled by our partners. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time-consuming and could divert management’s attention away from our operations. We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could divert significant operational resources and our management’s time and attention. From time to time, we are subject to litigation or claims or are involved in other legal disputes or regulatory inquiries, including in the areas of patent infringement and data privacy, that could negatively affect our business operations and financial condition. Such disputes could cause us to incur unforeseen expenses, divert operational resources, occupy a significant amount of our management’s time and attention and negatively affect our business operations and financial condition. The outcomes of such matters are subject to inherent uncertainties, carrying the potential for unfavorable rulings that could include monetary damages and injunctive relief. We do not always have insurance coverage for defense costs, judgments, and settlements. We may also be subject to indemnification requirements with business partners, vendors, current and former officers and directors, and other third parties. Payments under such indemnification provisions may be material. For a more detailed description of certain lawsuits in which we are involved, see Item 3. Legal Proceedings. If we are unable to continue to attract visitors to our websites from search engines, then consumer traffic to our websites could decrease, which could negatively impact the sales of our products and services, our advertising revenue and the number of purchases generated for our retailers through our Digital Media marketplaces. We generate consumer traffic to our websites using various methods, including search engine marketing, or SEM, search engine optimization, or SEO, email campaigns and social media referrals. Our revenues and profitability levels are dependent upon our continued ability to use a combination of these methods to generate consumer traffic to our websites in a cost-efficient manner. We have experienced and continue to experience fluctuations in search result rankings for a number of our websites. There can be no assurances that we will be able to grow or maintain current levels of consumer traffic. Our SEM and SEO techniques have been developed to work with existing search algorithms utilized by the major search engines. Major search engines frequently modify their search algorithms. Changes in search engine algorithms or user interfaces could cause our websites to receive less favorable placements, which could reduce the number of users who visit our websites. In addition, we use keyword advertising to improve our search ranking and to attract users to our sites. If we fail to follow legal requirements regarding the use of keywords or search engine guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their indices. Any decline in consumer traffic to our websites could adversely impact the amount of ads that are displayed and the number of purchases we generate for our retailers, which could adversely affect our revenues. An attempt to replace this traffic through other channels may require us to increase our sales and marketing expenditures, which would adversely affect our operating results and which may not be offset by additional revenues. As we continue to grow our international operations, adverse currency fluctuations and foreign exchange controls could have a material adverse effect on our financial condition and results of operations. As we expand our international operations, we could be exposed to significant risks of currency fluctuations. In some countries outside the U.S., we offer our services in the applicable local currency, including but not limited to the Canadian Dollar, the British Pound Sterling, the Australian Dollar, the Euro, the Japanese Yen, the Danish Krone, the Swedish Krona, and the Norwegian Krone, among others. As a result, fluctuations in foreign currency exchange rates affect the results of our -23-

operations, which in turn may materially adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may also affect the relative prices at which we and foreign competitors sell our services in the same market. In addition, changes in the value of the relevant currencies may affect the cost of certain items required in our operations. Furthermore, we may become subject to exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars. We cannot assure you that future exchange rate movements will not have a material adverse effect on our future business, prospects, financial condition, operating results, and cash flows. To date, we have not entered into foreign currency hedging transactions to control or minimize these risks. We may be subject to risks from international operations. As we continue to expand our business operations in countries outside the U.S., our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; political or social unrest or economic instability in a specific country or region; increased tariffs, trade protection measures and other regulatory requirements which may affect our ability to provide our services; difficulties in staffing and managing international operations; compliance with international labor and employment laws and regulations; and adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries and affiliates. Any or all of these factors could have a material adverse impact on our future business, prospects, financial condition, operating results, and cash flows. We have only limited experience in marketing and operating our services in certain international markets. Moreover, we have in some cases experienced and expect to continue to experience in some cases higher costs as a percentage of revenues in connection with establishing and providing services in international markets versus in the United States. In addition, certain international markets may be slower than the U.S. in adopting the internet and/or outsourced messaging and communications solutions and so our operations in international markets may not develop at a rate that supports our level of investments. Further, the impact on the global economy as a result of unforeseen global crises such as war, acts of terrorism or aggression or strife, strikes, global health pandemics, earthquakes or major weather events, including as exacerbated by climate changes, or other events outside of our control could negatively impact our revenue and operating results. We may be found to infringe the intellectual property rights of others, and we may be unable to defend our proprietary technology, content, and intellectual property. Our success depends, in part, upon our proprietary technology, content, and intellectual property. We rely on a combination of patents, trademarks, trade secrets, copyrights, contractual restrictions, and other confidentiality safeguards to protect our proprietary technology and content. However, these measures may provide only limited protection and it may be costly and time-consuming to enforce compliance with our intellectual property rights. In some circumstances, we may not have adequate, economically feasible or realistic options for enforcing our intellectual property and we may be unable to detect unauthorized use. While we have a robust worldwide portfolio of issued patents and pending patent applications, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, that we will be able to successfully police infringement, or that any rights granted under these patents will in fact provide a competitive advantage to us. In addition, our ability to register or protect our patents, copyrights, trademarks, trade secrets, and other intellectual property may be limited in some foreign countries. As a result, we may not be able to effectively prevent competitors in these regions from utilizing our intellectual property, which could reduce our competitive advantage and ability to compete in those regions and negatively impact our business. We also strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others. Monitoring unauthorized use of the content on our websites and mobile applications, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties from time to time copy content or other intellectual property or technology from our solutions without authorization and seek to use it for their own benefit. We generally seek to address such unauthorized copying or use, but we have not always been successful in stopping all unauthorized use of our content or other intellectual property, or technology, and may not be successful in doing so in the -24-

future. Further, we may not have been and may not be able to detect unauthorized use of our technology, content, or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Companies that operate in the same industries as our businesses have experienced substantial litigation regarding intellectual property. We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights or determine the validity and scope of intellectual property rights claimed by others. This or any other litigation to enforce or defend our intellectual property rights may be expensive and time-consuming, could divert management resources, and may not be adequate to protect our business. We have been and expect to continue to be subject to legal claims that we have infringed the intellectual property rights of others. The ready availability of damages and royalties and the potential for injunctive relief have increased the costs associated with litigating and settling patent infringement claims. In addition, we may be required to indemnify our resellers, customers, and users for similar claims made against them. Any claims, whether or not meritorious, could require us to spend significant time, money, and other resources in litigation, pay damages and royalties, develop new intellectual property, modify, design around, or discontinue existing products, services, or features, or acquire licenses to the intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available at all or have acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. The successful operation of our business depends upon the supply of critical business elements and relationships from other companies. We depend upon third parties for critical elements of our business, including technology, infrastructure, customer service, and sales and marketing components. We rely on private third-party providers for our internet, telecommunications, website traffic, and other connections and services and for co-location of a significant portion of our servers and other hosting services. In addition, we rely on third-party platforms to facilitate and provide access to products sold through our sites. Our advertising operations rely on ad servers and ad exchanges, that could be disrupted, and providers of such services may leverage their power to alter the structure or operations of the ad servers and ad exchanges. Any disruption in the services provided by any of these suppliers, any adverse change in access to their platforms or services or in their terms and conditions of use or services, any failure by them to handle current or higher volumes of activity, or any other issues with the services they provide could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. On February 6, 2026, we filed a lawsuit against Google LLC and Alphabet Inc. alleging violations of antitrust laws, as well as unlawful deceptive acts or practices, common law fraud and unjust enrichment related, in part, to publisher ad servers and ad exchanges. See Item 3 – Legal Proceedings for additional information. There can be no assurance that we will be successful in this litigation, or in preventing Google and Alphabet from continuing the conduct alleged in the complaint. Our business, brand, financial condition and results of operations may suffer as a result. In addition, in order to obtain new customers, we have marketing agreements with operators of leading search engines and websites and employ the use of resellers to sell our products and services. These arrangements typically are not exclusive and do not extend over a significant period of time. Failure to continue these relationships on terms that are acceptable to us or to continue to create additional relationships could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. Our success depends on our retention of our executive officers and senior management and our ability to hire and retain key personnel. Our success depends on the skills, experience, and performance of executive officers, senior management, and other key personnel. The loss of the services of one or more of our executive officers, senior managers, or other key employees could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. Our future success also depends on our continuing ability to attract, integrate, and retain highly qualified technical, sales, and managerial personnel. Competition for these people is intense, and there can be no assurance that we can retain our key employees or that we can attract, assimilate, or retain other highly qualified technical, sales, and managerial personnel in the future. We are exposed to risk if we cannot maintain or adhere to our internal controls and procedures. We have established and continue to maintain, assess, and update our internal controls and procedures regarding our business operations and financial reporting. Our internal controls and procedures are designed to provide reasonable assurances regarding our business operations and financial reporting. However, because of the inherent limitations in this process, internal controls and procedures may not prevent or detect all errors or misstatements. To the extent our internal controls are inadequate or not adhered to by our employees, our business, financial condition, and operating results could be materially adversely affected. We have previously identified a material weakness in our internal controls, which we subsequently remediated. We -25-

cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. A material weakness in our internal controls could result in a material misstatement of our consolidated financial statements. If we are not able to maintain internal controls and procedures in a timely manner, or without adequate compliance, we may be unable to accurately or timely report our financial results or prevent fraud and may be subject to sanctions or investigations by regulatory authorities such as the SEC or the Nasdaq Global Select Market. Any such action or restatement of prior-period financial results as a result could harm our business or investors’ confidence in the Company and could cause our stock price to fall. Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements. We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. Our ability to consummate a sale of one or more of our business lines pursuant to our announced review of potential value-creating opportunities poses risks and challenges that could negatively impact our business. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse financial and accounting impacts, and distract management, and disputes may arise with buyers. Furthermore, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to a number of businesses we have sold or disposed of. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue. Potential indemnification liabilities to third-parties could materially and adversely affect our businesses, financial condition, results of operations, and cash flows. Occasionally, we enter into liability indemnification agreements with third-parties. These agreements provide for specific indemnity and liability obligations of each party and could lead to disputes between the parties. If we are required to indemnify a third-party under the circumstances set forth in these agreements, we may be subject to substantial liabilities. In addition, with respect to the liabilities for which a third-party has agreed to indemnify us under these agreements, there can be no assurance that the indemnity rights we have against a third-party will be sufficient to protect us against the full amount of the liabilities, or that a third-party will be able to fully satisfy its indemnification obligations. Each of these risks could negatively affect our businesses, financial condition, results of operations, and cash flows. ESG matters, as well as related reporting obligations, expose us to risks that could adversely affect our reputation and performance. U.S. and international regulators, investors and other stakeholders are focused on ESG matters. We have established and publicly announced certain ESG initiatives and goals, including our commitment to diversity and inclusion. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions related to ESG are inadequate. As ESG best practices and reporting standards continue to evolve, we may incur increasing costs related to ESG monitoring, reporting, and complying with ESG initiatives. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for such initiatives or goals. We are also subject to disclosure, reporting, and diligence requirements regarding certain ESG risks and initiatives. There has been an increased focus on these initiatives by many regulators, investors, and other stakeholders, and any actual or perceived failure by us to comply with applicable federal, state, local, or international laws and regulations could result in legal and regulatory proceedings against us. The failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities. We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which may cause the price of our securities to decline. From time to time, we release guidance in our earnings conference calls, earnings releases, or otherwise, regarding our expected future performance that represents our management's estimates as of the date of release. This guidance often includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and/or are based upon -26-

specific assumptions with respect to future business decisions, some of which will change. Some of those key assumptions relate to the macroeconomic environment, including inflation and interest rates, which are inherently difficult to predict. Others are related to the future actions of existing and potential customers and vendors and relate to outcomes that we do not control. We generally state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from such guidance or that consensus due to a number of factors, many of which are outside of our control, including those described in this “Risk Factors” section, any of which or combination thereof could materially and adversely affect our business and future operating results. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. Risks Related To Our Industries We are subject to a variety of new, existing and changing laws and regulations, across both domestic and international markets, which could subject us to claims, judgments, monetary liabilities, and other remedies, to increased compliance and defense costs, and to limitations on our business practices. We are subject to laws and regulations affecting our domestic and international operations in a number of areas. The application of existing domestic and international laws and regulations to us relating to issues such as labor, defamation, pricing, advertising, taxation, promotions, billing, e-commerce, consumer protection, accessibility, content regulation, data privacy, cybersecurity, AI, youth safety, export restrictions and sanctions, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, real estate, anti-corruption, foreign exchange controls and cash repatriation restrictions, anti-competition, climate, environmental, health, safety, and accreditation, in many instances, is unclear or unsettled. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and these laws may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our products and services less attractive to our customers, delay the introduction of new products in one or more regions, or cause us to change or limit our business practices. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. Further, the application of existing laws to us or our subsidiaries regulating or requiring licenses for certain businesses of our advertisers including, for example, distribution of pharmaceuticals, alcohol, or other regulated substances, adult content, tobacco, or firearms, as well as insurance and securities brokerage, and legal services, can be unclear. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. Our businesses utilize contractors, freelancers and/or staff from third-party outsourcers to provide content and other services. However, in the future, arrangements with such individuals may not be deemed appropriate by a relevant government authority, which could result in additional costs and expenses. We may incur substantial liabilities for expenses necessary to defend against litigation regarding these laws and regulations or to otherwise comply with these laws and regulations, and we may incur potentially substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business. A number of laws, including those referenced below, impact our business. The Digital Millennium Copyright Act (“DMCA”) is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. Portions of the Communications Decency Act (“CDA”) are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the DMCA and the CDA in conducting our business. If these or other laws or judicial interpretations are changed to narrow their protections or previously accepted U.S. constitutional protections, or if international jurisdictions refuse to apply similar provisions in international lawsuits, we will be subject to a greater risk of liability, our costs of compliance with these regulations or to defend litigation may increase, or our ability to operate certain lines of business may be limited. In the United States, the CDA provides statutory protections to online service providers like us who distribute third- party content. However, government authorities, elected officials, and political candidates have called for amendments to Section 230 of the CDA that would purport to limit or remove protections afforded to interactive computer service providers -27-

and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our platform. Furthermore, a portion of our business includes acquiring and selling personal data. The acquisition and sale of data from or to third parties has become subject to increased regulatory scrutiny. Therefore, obtaining and selling data from third parties carries risk to us as a data purchaser and reseller. For example, as a data supplier, a portion of our business is currently required to register as a data broker under California, Oregon, Texas, and Vermont law and file reports with regulators, which exposes us to increased scrutiny. Additionally, California’s Delete Act established a mechanism to allow California consumers to submit a single, verifiable request to delete all of their personal data held by all registered data brokers and their service providers. Moreover, third-party data suppliers have recently been subject to increased litigation under various claims of violating certain state privacy laws. These laws and challenges may make it so difficult for us and our suppliers to collect and sell data, and the costs associated with the data may materially increase, or the availability of such data that we or our data suppliers can provide may materially decrease. Cybersecurity, data privacy, data security, consumer protection, data protection, and AI laws are constantly evolving at the federal and state levels in the United States, as well as abroad. We are currently subject to such laws both at the federal and state levels in the U.S. as well as similar laws in a variety of international jurisdictions. For example, our use or sharing or certain data subjects us to the Video Privacy Protection Act ("VPPA"), the California Invasion of Privacy Act ("CIPA"), the California Consumer Privacy Act (the “CCPA”) as amended by the California Privacy Rights Act (the “CPRA”) and may subject us to additional comprehensive or sector-specific U.S. state privacy laws, as well as international laws, including the General Data Protection Regulation (“GDPR”) and the EU Data Act. The interpretation of these laws may be uncertain and may also impose conflicting obligations on us. The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), which allows for penalties that run into the millions of dollars, requires commercial emails to include identifying information from the sender and a mechanism for the receiver to opt out of receiving future emails. Several states have enacted additional, more restrictive and punitive laws regulating commercial email. Foreign legislation exists as well, including Canada’s Anti-Spam Legislation and the European laws that have been enacted pursuant to the GDPR and European Union Directive 2002/58/EC and its amendments. We use email as a significant means of communicating with our existing and potential users. We believe that our email practices comply with the requirements of the CAN-SPAM Act, state laws, and applicable foreign legislation. If we were ever found to be in violation of these laws and regulations, or any other laws or regulations, our business, financial condition, operating results, and cash flows could be materially adversely affected. Plaintiffs across the country have filed lawsuits arguing that websites and mobile applications are “places of public accommodation” under Title III of the Americans with Disabilities Act (“ADA”) and, as such, must include functionality to make them accessible to and navigable by to persons with disabilities. There is currently a split in the federal courts of appeal as to whether a website or mobile application can be a “place of public accommodation” under the ADA. A majority of federal circuit courts to address the issue have concluded that standalone websites are not, because a place of public accommodation is a physical establishment. A minority of federal circuit courts have extended the concept of “places of public accommodation” to remote businesses, including standalone websites. The Supreme Court, which would have the authority to resolve the issue nationwide, has not yet ruled on the issue. We cannot predict how the Supreme Court will resolve the issue if and when it has the opportunity to do so. Native advertising is an increasing part of our Digital Media business’s online advertising revenue. On December 22, 2015, the FTC issued Guidelines and an Enforcement Policy Statement on native advertising, described by the FTC as, in part, ads which often “resemble the design, style, and functionality of the media in which they are disseminated”. We believe we are compliant with the requirements of these guidelines on our current practices and offerings. However, we will continue to monitor what effect this guideline and other related government regulations, and how the FTC enforces it, could have on our native advertising and branded content business. In addition, the timing and extent of any enforcement by the FTC with regard to our native advertising practices, or others’, could reduce the revenue we generate from this line of business. The United Kingdom similarly has issued guidelines on native advertising in the United Kingdom Code of Non-broadcast Advertising and Direct & Promotional Marketing (“CAP Code”) and is regulated, in part, by the Advertising Standards Authority. We believe we are compliant with the requirements of the CAP Code on our current practices and offerings and will continue to monitor the effect of these and other related governmental regulations. We believe that many of our cloud services are “information services” under the Telecommunications Act of 1996 and related precedent, or, if not “information services”, that we are entitled to other exemptions. In connection with our Cybersecurity & Martech business, we utilize data transmissions over public telephone lines and other facilities provided by -28-

third-party carriers. These transmissions are subject to foreign and domestic laws, regulations and requirements by the Federal Communications Commission (the “FCC”), state public utility commissions, foreign governmental authorities, and industry trade associations such as the CTIA. These regulations and requirements affect our ability to provide services, the availability of numbers, the prices we pay for transmission services, the administrative costs associated with providing our services, the competition we face from telecommunications service providers and other aspects of our market. However, as the services we offer expand, we may become subject to other regulatory agency regulation. It is also possible that a federal or state regulatory agency could take the position that our offerings, or a subset of our offerings, are properly classified as telecommunications services or otherwise not entitled to certain exemptions upon which we currently rely. Such a finding could potentially subject us to fines, penalties or enforcement actions as well as liabilities for past regulatory fees and charges, retroactive contributions to various telecommunications-related funds, telecommunications-related taxes, penalties, and interest. It is also possible that such a finding could subject us to additional regulatory obligations that could potentially require us either to modify our offerings in a costly manner, diminish our ability to retain customers, or discontinue certain offerings, in order to comply with certain regulations. Changes in the regulatory environment could decrease our revenues, increase our costs and restrict our service offerings. In many of our international locations, we are subject to regulation by the applicable governmental authority. In the U.S., Congress, the FCC, and a number of states require regulated telecommunications carriers to contribute to federal and/or state Universal Service Funds (“USF”). Generally, USF is used to subsidize the cost of providing service to low- income customers and those living in high cost or rural areas. If there are changes to USF requirements, we may need to absorb the increased costs or raise the amount we currently collect from some of our customers, which could cause us to alter or eliminate our non-paid services and to raise the price of our paid services, which in turn could cause us to lose customers, reduce our profit margins, or diminish any price advantage that we may have currently have. Any of these results could lead to a decrease in our revenues and net income and could materially adversely affect our business, prospects, financial condition, operating results, and cash flows. In addition, due to the number of text messages, phone calls and other communications we send or make on behalf of our customers in connection with the services we provide, communication-related privacy laws could result in particularly significant damage awards or fines. For example, in the United States, the Telephone Consumer Protection Act (“TCPA”) prohibits placing calls or sending text messages to mobile phones without “prior express consent” subject to limited exceptions. As currently construed, the TCPA does not distinguish between voice and data, and, as such, text and SMS/MMS messages may also be “calls” for the purpose of TCPA obligations and restrictions. For violations of the TCPA, a plaintiff may seek actual monetary loss or statutory damages of $500 per violation, whichever is greater, and courts may treble the damage award for willful or knowing violations. Parties that solely enable calling or text messaging are only directly liable under the TCPA pursuant to federal common law vicarious liability principles. We take significant steps to ensure that users understand that they are responsible for how they use our technology, including complying with relevant federal and state law. However, because we do not enjoy absolute exemption from liability under the TCPA and related FCC and FTC rules, we could face inquiries from the FCC and FTC or enforcement actions by these agencies, or private causes of action, if someone uses our service for such impermissible purposes. If this were to occur and we were to be held liable for someone’s use of our service for unauthorized calling or text messaging mobile users, the financial penalties could cause a material adverse effect on our operations and harm our business reputation. Also, in the United States, the Communications Assistance to Law Enforcement Act (“CALEA”) requires any telecommunications carriers to be capable of performing wiretaps and recording other call identifying information in cooperation with law enforcement. In September 2005, the FCC expanded the definition of “telecommunications carriers” to include facilities-based broadband internet access providers and Voice-over-Internet-Protocol (“VoIP”) providers that interconnect with the public switched telephone network. As a result of this definition, our VoIP offerings are subject to CALEA, which has impacted our operations. Moreover, our Everyday Health Group business may be subject to additional government oversight or regulation by Congress, the FTC, the United States Food and Drug Administration (“FDA”), the U.S. Department of Health and Human Services and state legislatures and regulatory agencies. In addition, certain services provided by Everyday Health Group constituent businesses are also subject to private regulation both directly by accrediting bodies and indirectly by industry codes followed by commercial supporters and providers of continuing education programs for healthcare professionals. While we believe we are in compliance with the relevant laws and regulations, we could be subject to enforcement actions, fines, forfeitures, and other adverse actions. Any failure or perceived failure by us, our partners, our vendors, or third parties on which we rely for our operations could result in a significant liability to us (including in the form of judicial decisions and/or settlements, regulatory findings and/or forfeitures, and other means), cause considerable harm to us and our reputation (including requiring notification to customers, regulators, and/or the media), cause a loss of confidence in our products and services, and deter current and potential customers from using our services. Any of these events could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. -29-

Privacy and cybersecurity laws, as well as self-regulatory developments may have uncertain interpretations and/or impose conflicting obligations on us and could adversely affect our ability to conduct our business, and may lead to regulatory investigations, government enforcement, and private actions. The use of consumer data is a topic of active interest among federal, state, and international regulatory bodies, as well as private parties, and the legal and regulatory environment is unsettled and evolving. Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing, and security of data that we receive from and about our users. Our privacy and cookie policies and practices concerning the collection, use, and disclosure of user data are posted on our websites. Certain business units within our Digital Media Businesses and Connectivity business collect and sell data about their users’ online behavior, and the revenue associated with this activity could be impacted by government regulation and enforcement, industry trends, self-regulation, technology changes, consumer behavior and attitude, and private actions. We also use such information to work with our advertisers to more effectively target ads to relevant users and consumers, which ads command a higher rate. Many of our users voluntarily provide us with demographic and other information when they register for one of our services or properties. In order for our Everyday Health Group brands to deliver marketing and communications solutions to pharmaceutical and medical device companies, health insurers, hospital systems, and other customers, we rely on data provided by our users. We also purchase data from third-party sources to augment our user profiles and marketing databases so we are better able to personalize content, enhance our analytical capabilities and better target our marketing programs. If changes in user sentiment regarding the sharing of information results in a significant number of visitors to our websites and applications refusing to provide us with information such as demographic information, information about their specific health interests, or professional information, our ability to personalize content for our users and provide targeted marketing solutions would be impaired. If our users choose to opt-out of having their data used for behavioral targeting, it would be more difficult for us to offer targeted marketing programs to our customers. We append data from third-party sources to augment our user profiles. If we are unable to acquire data from third- party sources for whatever reason, if we are limited in use of such data, or if there is a marked increase in the cost of obtaining such data, our ability to personalize content and provide marketing solutions could be negatively impacted. Our use or sharing of certain data places us at risk for claims, whether or not the claims have merit, under a number of other laws, including but not limited to the VPPA and the CIPA. We and many other businesses have been sued and/or threatened with such claims. We cannot reliably predict the courts' or arbitrators' view of the theories asserted in the cases brought against us under the VPPA or CIPA and defending against them in court or in arbitration could substantially increase our legal costs and potential liability, and risk-mitigation measures to curb such claims could cause our revenues to decline and adversely affect our operating results. Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal information. For example, we are subject to the GDPR which governs the collection and use of personal data in the European Union (“EU”), including by companies outside of the European Union. The GDPR harmonizes EU data privacy laws and contains significant obligations and requirements that have resulted in a greater compliance burden with respect to our operations and data use in Europe, which will continue to increase our costs. The GDPR, which is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification, and the use of third- party processors in connection with the processing of the personal data. Individuals also have the right to compensation under the GDPR. The GDPR also prohibits data transfers from the EU to other countries outside of the EU, including the United States, without appropriate security safeguards and practices in place, creates mandatory breach notification requirements under certain circumstances, enhances enforcement authority and imposes large penalties for noncompliance. The UK has implemented data protection laws that are broadly equivalent to the GDPR, and many other jurisdictions have adopted GDPR-style privacy regimes that impose similarly stringent obligations. These laws can increase compliance costs, constrain our operations, and require changes to our products, processes and vendor arrangements. Non-compliance may result in investigations, corrective orders and material fines, as well as litigation and reputational harm. Additionally, on March 25, 2022, the U.S. and European Commission announced that they had agreed in principle to a new Trans-Atlantic Data Privacy Framework (the “TDPF”) to enable trans-Atlantic data flows and address the concerns raised in the Schrems II decision (there are equivalent frameworks for transfers from the UK and Switzerland). To implement the commitments of the U.S. under the TDPF, in October 2022, President Biden signed an Executive Order on Enhancing Safeguards for the United States Signals Intelligence Activities (the Executive Order). This subsequently prompted the -30-

European Commission to formally launch the process to adopt an adequacy decision based on the Executive Order in December 2022, and the adequacy decision was adopted on July 10, 2023. The TDPF has been recognized as adequate under the E.U. to allow transfers of personal data from the E.U. to companies in the U.S. that have self-certified to the framework. However, the TDPF remains subject to legal challenges and could be invalidated by EU courts, which could increase compliance costs and could disrupt or restrict our cross-border data transfers. We have put into place various alternative frameworks and grounds on which to rely in order to be in compliance with relevant law for the transfer of data from overseas locations to the United States, including reviewing our data collection process and procedures and putting into place Data Processing Agreements that incorporate Standard Contractual Clauses as well as supplementary measures with vendors, partners and other third parties. Some independent data regulators have adopted the position that other forms of compliance are also invalid, though the legal grounds for these findings remain unclear at this time. We cannot predict at this time whether the alternative grounds that we continue to implement will be found to be consistent with relevant laws nor can we evaluate what, if any, potential liability may be at this time. The CCPA, in its original form and as amended under the CPRA, similarly contains significant obligations and requirements that have resulted in a greater compliance burden with respect to our operations and data usage of California residents, which will continue to increase our costs. The CCPA covers businesses that obtain or access personal information of California resident consumers, grants consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. The CCPA provides consumers with the right to opt out of the sale of their personal information including the requirement to include a “Do Not Sell” link on our websites and applications that sell personal data of California resident consumers. Individuals may have the right to file a class action under the CCPA in certain circumstances. In November 2020, California voters adopted the CPRA that amends the CCPA, including creating a new agency to implement and enforce the law and enhancing and strengthening regulatory requirements and individual protections under the CCPA. The CPRA took effect on January 1, 2023. As of January 19, 2026, other states have enacted, and more are considering similar privacy, data protection and information security laws, which may subject us to additional requirements and restrictions that could have an impact on our business, further complicating our privacy compliance obligations through the introduction of increasingly disparate requirements across the various U.S. jurisdictions in which we operate. Additionally, several states have enacted health-specific privacy laws or strengthened protection of health- and location-related data, and other states are considering similar legislation. Congress is considering legislation that may preempt some or all of such U.S. state privacy laws, but provide a more robust private right of action. In certain instances, we may be subject to enhanced privacy obligations based on the type of information we store and process. For instance, the Children’s Online Privacy Protection Act (“COPPA”) is intended to impose restrictions on the ability of online services to collect some types of information from children under the age of 13. Additionally, certain states have passed laws restricting the ability to offer services to minors without parental consent or otherwise limiting the services that we can provide to minors. In addition, the Providing Resources, Officers, and Technology to Eradicate Cyber Threats to Our Children Act of 2008 (“PROTECT Act”) requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances, as well as other federal, state or international laws and legislative efforts designed to protect children on the internet may impose additional requirements on us. U.S. export control laws and regulations impose requirements and restrictions on exports to certain nations and persons and on our business. New and expanding “Do Not Track” regulations have been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These regulations seek, among other things, to allow consumers to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third- party websites. Similarly, exercise of the “Do Not Sell” right under the CCPA and other state privacy laws limits a business’ ability to monetize certain personal information collected online. Such laws and regulations could have a significant impact on the operation of our advertising and data businesses. U.S. regulatory agencies have also placed an increased focus on online privacy matters and, in particular, on online advertising activities that utilize cookies or other tracking tools. Consumer and industry groups have expressed concerns about online data collection and use by companies, which has resulted in the release of various industry self-regulatory codes of conduct and best practice guidelines that are binding for member companies and that govern, among other things, the ways in which companies can collect, use and disclose user information, how companies must give notice of these practices and what choices companies must provide to consumers regarding these practices. We may be required or otherwise choose to adopt Do Not Track mechanisms or self-regulation principles or provide opt-outs from the sale of certain user data, in which case our ability to use our existing tracking technologies, to collect and sell user behavioral data, and permit their use by other third parties could be impaired. This could cause our revenues to decline and adversely affect our operating results. Moreover, U.S. and foreign governments have enacted or considered or are considering -31-

legislation or regulations that could significantly restrict our ability to collect, augment, analyze, use, and share de-identified or anonymous data, which could increase our costs and reduce our revenue. Additionally, the EU Data Act may apply to our products and services and could require us to provide users (and, at their direction, third parties) with access to and portability of certain data. Compliance may require changes to our systems, APIs, access controls, security measures and support processes, which could increase costs and introduce new operational and cyber-security risks. The EU Data Act may also limit our ability to use and monetize data by reducing exclusivity over certain datasets, enabling customers and third parties to reuse data, including in competing offerings, and imposing prescriptive contractual and process requirements. These obligations could lead to disputes over scope, timing, security standards, trade secret protections, technical feasibility and commercial terms. Regulators may investigate and impose orders and penalties for non-compliance. Any of these factors could materially and adversely affect our business, financial condition and results of operations. While we work to comply with all applicable law and relevant “best practices” addressing cybersecurity, data, privacy, data security, consumer protection, and data protection, this is an area of the law that is constantly evolving as are the relevant industry codes and threat matrix. Further it is possible that applicable law and “best practices” are interpreted in an inconsistent or conflicting manner either by differing federal, state or international authorities or across the jurisdictions in which we operate. Some privacy laws are currently being challenged and litigation in this space could impact the privacy rights of our community, including modifying the ability of third parties to obtain private communications between users, which in turn may negatively impact users' experience, trust, and satisfaction and decrease their engagement with our products. Further, failure or perceived failure by us to comply with our policies, applicable laws and regulatory requirements, or industry self-regulatory principles related to the collection, use, sharing, or security of personal information, or other privacy, data, data-retention or data- protection matters could result in a loss of user confidence in us, damage to our brands, and ultimately in a loss of users and advertising partners, which could adversely affect our business. Changes in these or any other laws and regulations or the interpretation of them could increase our future compliance costs, limit the amount and type of data we can collect, transfer, share, or sell, make our products and services less attractive to our users, or cause us to change or limit our business practices. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities. Online applications are subject to various laws and regulations relating to children's privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions. There are a variety of laws and regulations, some of which have been adopted in recent years, aimed at protecting children using the internet, such as Article 8 of the GDPR/UK GDPR, the EU Digital Services Act, the UK Online Safety Act, the Australia Social Media Ban and the California Age-Appropriate Design Code Act. Although our products and services are intended for and targeted to adults only and we implement a combination of measures designed to prevent minors from gaining access to our application, no assurances can be given that such measures will be sufficient to completely avoid allegations of violations of such laws and regulations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Moreover, new regulations, or changes to existing regulations, could increase the cost of our operations and materially adversely affect our business, financial condition and results of operations. We face potential liability related to the privacy and security of health-related information we collect from, or on behalf of, our consumers and customers. The privacy and security of information about the physical or mental health or condition of an individual is an area of significant focus in the United States and in other jurisdictions because of heightened privacy concerns and the potential for significant consumer harm from the misuse of such sensitive data. We have procedures and technology in place intended to safeguard the information we receive from customers and users of our services from unauthorized access or use. The Privacy Standards and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses, and certain healthcare providers, referred to as “covered entities”, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) made certain of HIPAA’s Privacy and Security Standards directly applicable to covered entities’ business associates. Business associates are subject to significant civil and criminal penalties for failure to comply with applicable Privacy and Security Standards. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. HIPAA directly applies to covered entities such as hospital clients of certain of our subsidiaries. Since these clients disclose protected health information to our subsidiaries so that those subsidiaries can provide certain services to them, those subsidiaries are business associates of those clients. In addition, we may sign business associate agreements in connection with -32-

the provision of the products and services developed for other third parties or in connection with certain of our other services that may transmit or store protected health information. Failure to comply with the requirements of HIPAA, HITECH, regulations promulgated under HIPAA and HITECH (including but not limited to the HIPAA Privacy and Security Rules and the Health Breach Notification Rule), or any of the applicable federal and state laws and regulations regarding patient or consumer health privacy, identity theft prevention and detection, breach notification and data security may subject us to penalties, including civil monetary penalties and, in some circumstances, criminal penalties or contractual liability under agreements with our customers and clients. Any failure or perception of failure of our products or services to meet HIPAA, HITECH and related regulatory requirements could expose us to risks of investigation, notification, litigation, penalty or enforcement, adversely affect demand for our products and services, and force us to expend significant capital and other resources to modify our products or services to address the privacy and security requirements of our clients and HIPAA and HITECH. These laws and regulations are subject to interpretation by courts and regulators that might expand their scope of coverage. For example, the FTC recently adopted a Policy Statement offering guidance on the scope of its Health Breach Notification Rule, and issued related guidance, stating that consumer mobile applications that draw health information from one source and health or non-health information from one or more other sources are covered by the Rule, and that breaches of security under the Rule include disclosures of sensitive health information without user authorization. Any changes in these or any other laws and regulations or the interpretation of them could increase our future compliance costs, limit the amount and type of data we can collect, transfer, share, or sell, make our products and services less attractive to our users, or cause us to change or limit our business practices. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities. Developments in the healthcare industry could adversely affect our business. A significant portion of Everyday Health Group’s advertising and sponsorship revenues is derived from the healthcare industry, including pharmaceutical, health and wellness services, over-the-counter, and consumer-packaged-goods companies, and could be affected by changes affecting healthcare spending. Industry changes affecting healthcare spending could impact the market for these offerings. General reductions in expenditures by healthcare industry participants could result from, among other things: • Government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public; • Changes to federal and state tax rates and allowed expense deductions; • Consolidation of healthcare industry participants; • Reductions in governmental funding for healthcare; and • Adverse changes in business or economic conditions affecting pharmaceutical companies or other healthcare industry participants. Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. For example, use of our content offerings and the sale of our products and services could be affected by: • Changes in the design and provision of health insurance plans; • A decrease in the number of new drugs or pharmaceutical products coming to market; and • Decreases in marketing expenditures by pharmaceutical companies as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical companies. The healthcare industry has changed significantly in recent years, and we expect that significant changes to the healthcare industry will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our offerings will continue to exist at current levels or that we will have adequate technical, financial, and marketing resources to react to changes in the healthcare industry. Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies with our Everyday Health Group set of brands. The healthcare industry is highly regulated and subject to changing political, legislative, regulatory, and other influences. Existing and future laws and regulations affecting the healthcare industry could create unexpected liabilities for us, cause us to incur additional costs, and restrict our operations. Many healthcare laws are complex, and their application may not -33-

be clear. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply with such laws and regulations, could create liability for us. Even in areas where we are not subject to healthcare regulation directly, we may become involved in governmental actions or investigations through our relationships with customers that are regulated, and participation in such actions or investigations, even if we are not a party and not the subject of an investigation, may cause us to incur significant expenses. Additionally, government actions, investigations, or pronouncements, or a change in self- regulatory organization rules or healthcare industry norms, might impact healthcare industry customer views of risks associated with purchasing our services and result in a reduction in their expenditures. For example, there are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback provisions prohibit any person or entity from willingly offering, paying, soliciting, or receiving anything of value, directly or indirectly, to induce or reward, or in return for either the referral of patients covered by Medicare, Medicaid, and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. Our sale of advertising and sponsorships to healthcare providers potentially implicates these laws. However, we review our practices to ensure that we comply with all applicable laws. The laws in this area are broad, and we cannot determine precisely how they will be applied to our business practices. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to liability and require us to change or terminate some portions of our business. Further, we derive revenues from the sale of advertising and promotion of prescription and over-the-counter drugs and medical devices, as well as non-drug consumer health and wellness products. If the FDA or the FTC finds that any of the information provided on our properties violates FDA or FTC regulations, they may take regulatory or judicial action against us and/or the advertiser of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of advertising and promotion in the healthcare industry could make it more difficult for us to generate and grow our advertising and sponsorship revenues. In addition, the practice of most healthcare professions requires licensing under applicable state law and state laws may further prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. Similar state prohibitions may exist with respect to other licensed professions. We believe that we do not engage in the practice of medicine or any other licensed healthcare profession, or provide, through our properties, professional medical advice, diagnosis, treatment, or other advice that is tailored in such a way as to implicate state licensing or professional practice laws. However, a state may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us. Our business could suffer if providers of broadband internet access services block, impair, or degrade our services. Our business is dependent on the ability of our customers and visitors to our online properties to access our services and applications over broadband internet connections. Internet access providers and internet backbone providers may be able to block, degrade, or charge for access or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users. Our products and services depend on the ability of our users to access the internet. Use of our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed data connection. Broadband internet access services, whether wireless or landline, are provided by companies with significant market power. Many of these providers offer products and services that directly compete with ours. Many of the largest providers of broadband services have publicly stated that they will not degrade or disrupt their customers’ use of applications and services, like ours. If such providers were to degrade, impair, or block our services, it would negatively impact our ability to provide services to our customers and likely result in lost revenue and profits, and we would incur legal fees in attempting to restore our users’ access to our services. Broadband internet access providers may also attempt to charge us or our customers additional fees to access services like ours that may result in the loss of customers and revenue, decreased profitability, or increased costs to our retail offerings that may make our services less competitive. Technologies have been developed that are able to block certain of our advertisements or impair our ability to serve interest-based advertising which could harm our operating results. Technologies have been developed and are likely to continue to be developed that can block internet or mobile display advertising. Most of our Digital Media Businesses’ revenues are derived from fees paid by advertisers in connection with the display of advertisements or clicks on advertisements on web pages or mobile devices. As a result, such technologies and tools are reducing the number of display advertisements that we are able to deliver or our ability to serve our interest-based advertising and this, in turn, could reduce our advertising revenue and operating results. Adoption of these types of technologies -34-

by more of our users could have a material impact on our revenues. We have implemented third-party products to combat these ad-blocking technologies and are developing other strategies to address advertisement blocking. However, our efforts may not be successful to offset the potential increasing impact of these advertising blocking products. If we or our third-party service providers fail to prevent click fraud or choose to manage traffic quality in a way that advertisers find unsatisfactory, our profitability may decline. A portion of our display revenue comes from advertisers that pay for advertising on a price-per-click basis, meaning that the advertisers pay a fee every time a user clicks on their advertising. This pricing model can be vulnerable to so-called “click fraud”, which occurs when clicks are submitted on ads by a user who is motivated by reasons other than genuine interest in the subject of the ad. A portion of our display revenue also comes from advertisers that pay for advertising on the bases of price-per-impression, price-per-visit or price-per-engagement. These pricing models can also be vulnerable to fraud known variously as “invalid traffic” or “non-human traffic”, which occurs when the impression, visit or engagement is generated for reasons other than genuine interest in the subject of the ad. We or our third-party service providers may be exposed to the risk of click fraud, invalid traffic or other clicks, actions or conversions that advertisers may perceive as undesirable. If fraudulent or other malicious activity is perpetrated by others and we or our third-party service providers are unable to detect and prevent it, or choose to manage traffic quality in a way that advertisers find unsatisfactory, the affected advertisers may experience or perceive a reduced return on their investment in our advertising programs which could lead the advertisers to become dissatisfied with our advertising programs and they might refuse to pay, demand refunds, or withdraw future business. Undetected click fraud could damage our brands and lead to a loss of advertisers and revenue. We obtain third-party certification that certain of our products apply “best practices” to detect and prevent click fraud. If we are unable to maintain such certification, advertisers might refuse to pay, demand refunds, and withdraw future business, and our business reputation might be harmed. The industries in which we operate are undergoing rapid technological changes and we may not be able to keep up. The industries in which we operate are subject to rapid and significant technological change. We cannot predict the effect of technological changes on our business. We expect that new services and technologies will emerge in the markets in which we compete. These new services and technologies may be superior to the services and technologies that we use or these new services may render our services and technologies obsolete. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and evolving industry standards, including for example with respect to the use of AI. We may be unable to obtain access to new technologies on acceptable terms or at all and may therefore be unable to offer services in a competitive manner. Any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. Risks Related To Our Liquidity and Indebtedness We are exposed to risks associated with changes in interest rates. Increases in interest rates could increase our financing costs over time, either through potential near-term borrowings under our existing credit facility, which is subject to floating interest rates, or through the refinancing of our existing debt. Elevated interest rates have generally increased the cost of debt and we may be required to pay higher interest rates on new indebtedness we may incur in the future, including under our existing revolving credit facility, in comparison to the interest rates payable on our prior and currently outstanding indebtedness, including in connection with the refinancing of such indebtedness. Interest rates are sensitive to numerous factors outside of our control, such as government and central bank monetary policy in the jurisdictions in which we operate. In addition, actions by credit rating agencies, such as downgrades or negative changes to ratings outlooks, can affect the availability and cost of funding for us and can increase our cost of capital and hurt our competitive position. We maintain cash deposits in excess of federally insured limits and the collapse of certain banks and potentially other financial institutions may adversely impact us. We maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks that exceed the FDIC insurance limits. We also maintain cash deposits in foreign banks where we operate, some of which are not insured or are only partially insured by the FDIC or similar agencies. Bank failures, events involving limited liquidity, defaults, non- performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. The failure of any financial institution to which we face direct exposure, may lead to significant disruptions to our operations, liquidity, financial position, and reputation. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis. Our level of indebtedness could adversely affect our financial flexibility and our competitive position. -35-

Our level of indebtedness could have significant effects on our business. For example, it could: • Make it more difficult for us to satisfy our obligations, including those related to our current indebtedness and any other indebtedness we may incur in the future; • Increase our vulnerability to adverse changes in general economic, industry, and competitive conditions; • Require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other elements of our business strategy and other general corporate purposes, including share repurchases and payment of dividends; • Limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; • Restrict us from exploiting business opportunities; • Place us at a competitive disadvantage compared to our competitors that have less indebtedness; and • Limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, share repurchases, debt service requirements, execution of our business strategy, or other general corporate purposes. In addition, the agreements governing our Outstanding Debt contain, and the agreements evidencing or governing other future indebtedness (“Subsequent Debt Agreements”) may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests. The restricted covenants contained in the documents governing our Outstanding Debt impose significant operating and financial restrictions and may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions, or otherwise restrict our activities or business plans. These include restrictions on our ability to: • Incur additional indebtedness; • Create liens; • Engage in sale-leaseback transactions; • Pay dividends or make distributions in respect of capital stock; • Purchase or redeem capital stock; • Make investments or certain other restricted payments; • Sell assets; • Enter into transactions with affiliates; • amend the terms of certain other indebtedness and organizational documents; or • Effect a consolidation or merger. Subsequent Debt Agreements may contain similar restrictive covenants. A breach of the covenants under the documents governing our Outstanding Debt or under the documents governing any Subsequent Debt Agreement could result in an event of default. Such a default may allow the holders or creditors to accelerate the obligations under our Outstanding Debt, or the obligations under Subsequent Debt Agreements, and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. In the event the holders or creditors of our Outstanding Debt or any creditors under Subsequent Debt Agreements, accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness or our other indebtedness. To service our debt and fund our other capital requirements, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control. Our ability to meet our debt service obligations and to fund working capital, capital expenditures, acquisitions and other elements of our business strategy and other general corporate purposes, including share repurchases and payment of dividends, will depend upon our future performance, which will be subject to financial, business, and other factors affecting our operations. To some extent, our future performance is subject to general and regional economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. We cannot ensure that we will generate cash flow from -36-

operations, or that future borrowings will be available, in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional indebtedness or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, or at all, would materially and adversely affect our financial position and results of operations. We may not have the ability to raise the funds necessary to settle conversions of our Convertible Notes or to repurchase such Convertible Notes upon a fundamental change or repurchase our senior notes upon change in control. Holders of our Convertible Notes have the right to require us to repurchase all or a portion of their notes in the applicable series upon the occurrence of a fundamental change (as defined in the indentures governing such notes) before the maturity date at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion, we will be required to make cash payments in respect of the Convertible Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases or redemptions of our outstanding notes, and the conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Holders of our senior notes have the right to require the Company to repurchase all or a portion of their senior notes upon the occurrence of a change of control triggering event (as defined in the indenture). We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases or redemptions of the surrendered senior notes. In addition, our ability to repurchase or redeem our notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase or redeem our notes at a time when the repurchase or redemption is required by the applicable indenture or to pay any cash payable on future conversions of the Convertible Notes as required would constitute a default under the applicable indenture. A default under any indenture or the fundamental change or change of control itself could also lead to a default under agreements governing our future indebtedness or certain of our other current indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase, redeem or convert the notes as required. Risks Related To Our Stock The fundamental change purchase features of our notes may delay or prevent an otherwise beneficial attempt to take over our Company. The terms of our Convertible Notes require us to offer to purchase the Convertible Notes for cash in the event of a fundamental change (as defined in the indentures of the Convertible Notes), and the terms of our senior notes require us to offer to repurchase the senior notes for cash in the event of a change of control (as defined in the applicable indenture). These features may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial to investors. Conversions of the Convertible Notes could dilute the ownership interest of our existing stockholders. The conversion of some or all of the Convertible Notes could dilute the ownership interests of our existing stockholders. Any sales on the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes, respectively, could depress the price of our common stock. We are a holding company and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries, which may be subject to certain restrictions on their ability to pay dividends to us to fund dividends on our stock, pay interest on our notes and fund other holding company expenses. -37-

We are a holding company. We conduct substantially all of our operations through our subsidiaries. A substantial portion of our consolidated assets is held by our subsidiaries. Accordingly, our ability to pay dividends on our stock, service our debt and fund other holding company expenses depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans, or otherwise. Dividends, loans or other distributions to us from such subsidiaries could be subject to current and or future contractual and other restrictions. We cannot guarantee that our share repurchase program will be fully consummated or will enhance long-term stockholders value, and share repurchases could increase the volatility of the trading price of our common stock and diminish our cash reserves. In August 2024, our Board of Directors approved an increase in our 2020 share repurchase program under which we are authorized to purchase up to 15 million shares of our common stock from time to time and extended the program to August 2029. The remaining shares available for purchase as of December 31, 2025 under the program are approximately 1.5 million. Our share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares on any particular timetable or at all. There can be no assurance that we will repurchase additional shares at favorable prices or at all. Further, our share repurchases could affect the trading price of our common stock, increase its volatility, reduce the market liquidity for our stock and may be suspended or terminated at any time, which may result in a lower market valuation of our common stock. Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes. The actual timing, number and value of shares repurchased will depend on various factors, including the market price of our common stock, trading volume, general market conditions, and other corporate and economic considerations. Future sales of our common stock may negatively affect our stock price. Substantially all of our outstanding shares of common stock are available for resale, subject to volume and manner of sale limitations applicable to affiliates under SEC Rule 144. Sales of a substantial number of shares of common stock on the public market or the perception of such sales could cause the market price of our common stock to decline. These sales also might make it more difficult for us to issue equity securities in the future at a price that we think is appropriate, or at all. Anti-takeover provisions could negatively impact our stockholders. Provisions of Delaware law and of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a third-party from acquiring control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our Board of Directors in certain circumstances. Additionally, our amended and restated certificate of incorporation and amended and restated bylaws (i) include advance notice requirements for director nominations and for proposing matters that stockholders may act on at stockholder meetings, (ii) authorize our Board of Directors to issue, without requiring any stockholder approval, preferred stock which may contain voting, liquidation, dividend and other rights superior to our common stock and which could be issued as a defensive measure in response to a takeover proposal, and (iii) provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum. These provisions could make it more difficult for a third-party to acquire us, or prevent a third-party from doing so entirely, even if an acquisition might be in the best interest of our stockholders. Our stock price may be volatile or may decline. Our stock price and trading volumes have been volatile and we expect that this volatility will continue in the future due to factors, such as: • Assessments of the size of our advertiser, user, and subscriber bases, our average revenue per user and subscriber, and comparisons of our results in these and other areas versus prior performance and that of our competitors; • Our growth and profitability; • Variations between our actual results and investor expectations; • Regulatory or competitive developments affecting our markets; • Investor perceptions of us and comparable public companies; • Conditions and trends in the industries in which we operate; • Announcements of technological innovations and acquisitions; • Introduction of new services by us or our competitors; • Developments with respect to intellectual property rights; -38-

• Conditions and trends in the internet and other technology industries; • Rumors, gossip, or speculation published online; • General market conditions, including interest rates and prolonged or increased inflation; • Geopolitical events such as war, threat of war, or terrorist actions; and • Global health pandemics. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology and other companies, particularly communications and internet companies. These broad market fluctuations have previously resulted in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could have a material adverse effect on our business, prospects, financial condition, operating results, and cash flows. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our and our customers’ data and information assets. As such, we have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan. We design and assess our program based on the International Organization for Standardization (“ISO”) and National Institute of Standards and Technology (“NIST”) information security risk management frameworks. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the above frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes: • risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment; • a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents; • the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls; • cybersecurity awareness training of our employees, incident response personnel, and senior management, including through the use of third-party providers for regular mandatory trainings; • a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; • a third-party risk management process for service providers, suppliers, and vendors; and • a cyber insurance policy to help manage, in part, costs associated with significant cybersecurity incidents that may occur. Although we have designed our cybersecurity program and governance procedures above to mitigate cybersecurity risks, we face cybersecurity risks, threats, and attacks that could materially affect our operations, business strategy, results of operations, or financial condition. For further details on the exposures related to these risks, see the section titled “Risk Factors” within this Annual Report on Form 10-K. Cybersecurity Governance -39-

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee the oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as certain incidents with lesser impact potential. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer (“CISO”), internal security staff, or external experts as part of the Board of Directors’ continuing education on topics that impact public companies. Our management team, including our Chief Technology Officer (“CTO”) and CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has a primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our current Chief Technology Officer has over 25 years of experience in the field of technology, including cybersecurity. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO has over 25 years of experience in various roles in cybersecurity and information technology. Our CTO, CISO, and internal security personnel endeavor to stay abreast of emergent developments in relevant areas of technology and cybersecurity. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include receiving briefings from internal security personnel; analyzing threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and reviewing alerts and reports produced by security tools deployed in the IT environment. Item 2. Properties Our global headquarters is in New York City, where we lease approximately 23,000 square feet of office space pursuant to a lease that extends through December 2030. Additionally, we have smaller leased offices throughout Asia, North America, Europe, and Australia. All of our network equipment is housed at one of multiple co-location facilities around the world. We believe our current facilities are generally in good operating condition and are sufficient to meet our needs for the foreseeable future. Item 3. Legal Proceedings On April 24, 2025, the Company and certain of its subsidiaries filed a lawsuit against OpenAI, Inc. in the United States District Court for the District of Delaware, alleging copyright infringement, violations of the Digital Millennium Copyright Act, unjust enrichment and trademark dilution as a result of OpenAI’s unlawful and unauthorized copying and use of the Company’s content. The Company is seeking monetary, injunctive and other relief. On May 14, 2025, the Judicial Panel for Multidistrict Litigation consolidated our case with others pending against OpenAI in the Southern District of New York. Although the Company intends to pursue all of its legal remedies in this litigation, there is no guarantee that it will be successful in its efforts. On February 6, 2026, the Company filed a lawsuit against Google LLC and Alphabet Inc. in the United States District Court for the Southern District of New York, alleging violations of antitrust laws, unlawful deceptive acts or practices, common law fraud and unjust enrichment, related to publisher ad servers and ad exchanges. The Company is seeking monetary relief, injunctive relief and other relief. The Company intends to vigorously pursue all of its legal remedies in this litigation, but there is no guarantee that it will be successful in its efforts. See also the discussion under the caption “Litigation” in Note 11 — Commitments and Contingencies in Item 8 of Part II to this Annual Report on Form 10-K, which is incorporated herein by reference. Item 4. Mine Safety Disclosures Not applicable. -40-

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Shares of our common stock are traded on the Nasdaq Global Select Market under the stock symbol “ZD”. Holders We had 138 registered stockholders as of February 18, 2026. That number excludes the beneficial owners of shares held in “street” name or held through participants in depositories. Dividends We did not pay dividends during the years ended December 31, 2025, 2024, and 2023, respectively. Future dividends are subject to the approval by the Board of Directors (the “Board”) and any restrictions that may be imposed by applicable law or our contracts. Recent Sales of Unregistered Securities Not applicable. Issuer Purchases of Equity Securities On August 6, 2020, the Board approved a program authorizing the repurchase of up to ten million shares of our common stock through August 6, 2025 (the “2020 Program”). On August 2, 2024, the Board authorized (i) an increase in its 2020 Program pursuant to which the Company may purchase up to an additional five million shares of the Company’s common stock (the “Additional Authorization”) and (ii) an extension of the expiration date of the share repurchase program from August 6, 2025 to August 2, 2029. As a result of the Additional Authorization, the aggregate number of shares of the Company’s common stock under the 2020 Program increased from up to ten million shares to up to 15 million shares of the Company’s common stock. In connection with the authorization, the Company entered into certain Rule 10b5-1 trading plans with a broker- dealer to facilitate the repurchase program. During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company repurchased 4,758,281, 3,500,000, and 1,585,846 shares (which were subsequently retired) respectively, at an aggregate cost of $171.7 million, $181.8 million, and $104.9 million, respectively (including an immaterial amount of commission fees) under the 2020 Program. Refer to Note 13 — Stockholders’ Equity for additional details. Cumulatively, as of December 31, 2025, 13,516,973 shares were repurchased under the 2020 Program, at an aggregate cost of $755.3 million (including excise tax). As a result of the repurchases, the number of shares of the Company’s common stock available for purchase as of December 31, 2025 was 1,483,027 shares. The following table details the repurchases that were made under the 2020 Program and those made outside the 2020 Program (consisting of shares surrendered to satisfy tax withholding obligations for the vesting of restricted stock issued to employees), on a trade date basis, during the three months ended December 31, 2025: Period Total Number of Shares Purchased (1) Average Price Paid Per Share (2) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (3) October 1, 2025 - October 31, 2025 488,595 $37.61 488,595 2,741,308 November 1, 2025 - November 30, 2025 397,116 $31.08 397,116 2,344,192 December 1, 2025 - December 31, 2025 861,165 $35.38 861,165 1,483,027 Total 1,746,876 1,746,876 1,483,027 (1) Includes shares surrendered to the Company to pay the exercise price and/or to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees. (2) Excludes the impact of excise taxes. (3) As of the last day of the applicable month. -41-

Equity Compensation Plan Information

The Equity Compensation Plan information under which the Company's equity securities are authorized for issuance required under Item 5 is hereby incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A of the Exchange Act of 1934, which the Company intends to file with the SEC within 120 days after the close of its fiscal year.

Performance Graph

This performance graph and related information shall not be deemed "filed" for purposes of Section 18 of the Exchange Act of 1934, or otherwise be subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act of 1934.

The following graph reflects the comparison of the cumulative total stockholder return for shares of the Company's common stock, the Russell 2000 Index, and the Nasdaq Internet Index.

Measurement points are December 31, 2020 and the last trading day in each of the Company's fiscal years through the end of fiscal 2025. The graph assumes that $100 was invested on December 31, 2020 in the Company's common stock and in each of the indices, and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance. The Company completed the separation of Consensus on October 7, 2021. For the purpose of this graph, the distribution of 80.1% of the shares of Consensus common stock to holders of Ziff Davis (formerly known as J2 Global. Inc.) common stock, pursuant to which Consensus became an independent company, is treated as a non-taxable cash dividend which was deemed reinvested in Ziff Davis common stock.

Measurement Date	Ziff Davis (1)	Russell 2000 Index	Nasdaq Internet Index
Dec-20	100.00	100.00	100.00
Dec-21	130.55	114.82	94.87
Dec-22	93.15	91.35	49.74
Dec-23	79.13	106.82	80.31
Dec-24	63.99	119.14	104.39
Dec-25	41.39	134.40	121.43

(1) On October 7, 2021, Ziff Davis completed the Separation of Consensus (NASDAQ: CCSI). A shareholder of the Company who acquired one share of Ziff Davis common stock at the start of the measurement period (December 31, 2020) and reinvested all cash dividends into Ziff Davis common stock at then-current prices from the start of the measurement period to the time of the Separation would have owned 1.024 shares of Ziff Davis common stock at the time of the Separation of Consensus. At the time of the Separation of Consensus, Ziff Davis common shareholders received a dividend of one CCSI share for every three shares of Ziff Davis common stock. Therefore, the value of this dividend for each Ziff Davis common shareholder was $18.68 per share based on the October 7, 2021 Consensus share price of $56.04 ($56.04 / 3 = $18.68). For purposes of calculating the Ziff Davis total return, we assume that the value of the Consensus shares issued to the Ziff Davis shareholder at the time of the Separation (1.024 shares x $18.68 = $19.12) was reinvested into Ziff Davis common stock at the ex-dividend price of Ziff Davis common stock ($124.16), resulting in ownership of an additional 0.154 shares of Ziff Davis common stock.

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In de x V al ue COMPARISON OF CUMULATIVE TOTAL RETURN Ziff Davis Russell 2000 Nasdaq Internet Index De c- 20 De c- 21 De c- 22 De c- 23 De c- 24 De c- 25 25 50 75 100 125 150 [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK] -43-

Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. These forward-looking statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed in the section titled “Cautionary Note on Forward Looking Information” and in Part I, Item 1A “Risk Factors” in this Annual Report on Form 10- K. Overview Ziff Davis, Inc. was incorporated in 2014 as a Delaware corporation through the creation of a holding company structure. Ziff Davis, Inc., together with its subsidiaries (“Ziff Davis”, “the Company”, “our”, “us”, or “we”), is a vertically focused digital media and internet company whose portfolio includes leading brands in technology, shopping, gaming and entertainment, health and wellness, connectivity, cybersecurity, and martech. Our business specializes in the technology, shopping, gaming and entertainment, healthcare, and connectivity markets, offering content, tools, and services to consumers and businesses and provides internet-delivered cloud-based services to consumers and businesses including cybersecurity, privacy, and marketing technology. Segments The Company has five operating segments which are presented as the following five reportable segments: 1) Technology & Shopping, 2) Gaming & Entertainment, 3) Health & Wellness, 4) Connectivity, and 5) Cybersecurity & Martech. Refer to Note 17 — Segment Information for additional detail. Revenue Overview The primary types of revenues that we generate are described below. Advertising and Performance Marketing - We sell online display and video advertising on our owned-and-operated websites and applications and on third-party sites. We have contractual arrangements with advertisers either directly or through agencies. The terms of these contracts specify the price of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign. Additionally, we have contractual arrangements with certain third-party websites and applications not owned by us, and third-party advertising networks to deliver online display and video advertising to their websites and applications or to third-party sites. We generate leads for advertisers, including vendors of consumer health and wellness products, consumer packaged goods, and information technology services, through various marketing methods. We also generate clicks to online merchants by listing products, deals, and discounts on our web properties, and earn a commission when customers “click-through” the ad to make a purchase. Subscription and Licensing - We provide cloud-based subscription services and generate “fixed” subscription revenues for customer subscriptions and, to a lesser extent, “variable” usage revenues generated from actual usage by our subscribers. We offer subscription and licensing services to businesses, which offer up-to-date insights into global fixed broadband and mobile performance data, and we offer subscription packages to consumers through the Lose It! weight loss app and through Humble Bundle’s digital subscriptions and storefront for video games, ebooks, and software. We also generate revenue from the sale of perpetual software licenses, related software support, and maintenance used in conjunction with software and other related services. We license our proprietary technology, data, and intellectual property to third parties for various purposes. Other - Other revenues primarily include those from the sale of hardware used in conjunction with software, online course revenues, game publishing revenues, and revenues from a customer acquisition platform for subscription services companies. -44-

Revenues from external customers classified by revenue source are as follows (in thousands):

	Years ended December 31,		
	2025 (1)	2024 (1)	2023 (1)
Technology & Shopping			
Advertising and performance marketing	$ 350,985	$ 345,655	$ 310,733
Subscription and licensing	10,438	7,158	8,256
Other	(4,827)	9,069	11,568
Total Technology & Shopping revenues	$ 356,596	$ 361,882	$ 330,557
Gaming & Entertainment			
Advertising and performance marketing	$ 124,212	$ 120,788	$ 114,074
Subscription and licensing	59,323	59,468	54,747
Other	23	20	—
Total Gaming & Entertainment revenues	$ 183,558	$ 180,276	$ 168,821
Health & Wellness			
Advertising and performance marketing	$ 335,746	$ 299,474	$ 309,182
Subscription and licensing	53,727	49,538	41,185
Other	12,880	13,396	11,556
Total Health & Wellness revenues	$ 402,353	$ 362,408	$ 361,923
Connectivity			
Advertising and performance marketing	$ 12,642	$ 11,926	$ 13,112
Subscription and licensing	202,065	185,994	179,286
Other	16,026	15,700	19,120
Total Connectivity revenues	$ 230,733	$ 213,620	$ 211,518
Cybersecurity & Martech			
Subscription and licensing	$ 273,115	$ 283,502	$ 291,209
Other	4,913	—	—
Total Cybersecurity & Martech revenues	$ 278,028	$ 283,502	$ 291,209
Total Revenues	$ 1,451,268	$ 1,401,688	$ 1,364,028

(1) Amounts presented are net of inter-segment revenues.

Performance Metrics

We use certain metrics to generally assess the operational and financial performance of our businesses. These metrics are described in further detail below and are used by management in managing and monitoring the performance of each reportable segment when the respective revenues category is significant to the revenues of the reportable segment overall. For advertising and performance marketing revenues, these metrics are used for the Technology & Shopping, Gaming & Entertainment, and Health & Wellness reportable segments. For subscription and licensing revenues, these metrics are used for the Gaming & Entertainment, Health & Wellness, Connectivity, and Cybersecurity & Martech reportable segments. Since all revenues are not reflected in these metrics, management does not use these metrics on a consolidated basis to evaluate performance, but rather uses them on a reportable segment basis as shown further below.

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Advertising and Performance Marketing - For our advertising and performance marketing performance, management has identified net advertising and performance marketing revenue retention, the number of customers, and quarterly revenue per customer as relevant to investors’ and others’ assessment of our financial condition and results of operations. Net advertising and performance marketing revenue retention is an indicator of our ability to retain the spend of our existing advertisers year over year, which we view as a reflection of the effectiveness of our advertising and performance marketing platforms. Similarly, we monitor the number of our customers and the revenue per customer, as defined below, as these metrics provide further details related to our reported revenue and contribute to certain of our business planning decisions. The following table sets forth certain key operating metrics for the advertising and performance marketing revenues based on the reportable segment for the three months ended December 31, 2025 and 2024: Three months ended December 31, 2025 2024 Technology & Shopping Net advertising and performance marketing revenue retention (1) 91.0% 92.9 % Customers (2) 753 793 Quarterly revenue per customer (3) $ 144,070 $ 163,947 Gaming & Entertainment Net advertising and performance marketing revenue retention (1) 87.6% 92.7 % Customers (2) 464 432 Quarterly revenue per customer (3) $ 76,882 $ 80,900 Health & Wellness Net advertising and performance marketing revenue retention (1) 102.3% 91.4 % Customers (2) 848 778 Quarterly revenue per customer (3) $ 116,332 $ 115,604 (1) Net advertising and performance marketing revenue retention equals (i) the trailing twelve month revenues recognized related to prior year customers in the current year period (excluding revenues from acquisitions during the stub period) divided by (ii) the trailing twelve month revenues recognized related to prior year customers in the prior year period (excluding revenues from acquisitions during the stub period). This excludes customers that generated less than $10,000 of revenues in the measurement period. (2) Excludes customers that generated less than $2,500 in the quarter. (3) Represents total gross quarterly advertising and performance marketing revenues divided by customers as defined in footnote (2). Subscription and Licensing - For our subscription and licensing performance, management has identified the number of customers and average quarterly revenue per customer as relevant to investors’ and others’ assessment of our financial condition and results of operations. We believe that the number of customers that we serve is an indicator of our customer retention and growth. We believe the average monthly revenue per customer provides insights that contribute to certain of our business planning decisions. Beginning in the first quarter of 2025, management no longer uses Subscription and Licensing churn rate in its assessment of broad performance of each reportable segment. Management no longer analyzes churn rate broadly because it believes that the number of total customers is a more meaningful reportable segment level metric due to the impact of expiring licenses on the metric. Additionally, due to the nature of certain of the Company’s services, changes in our customer base are expected and do not have significant financial implications to the Company as the Company generally does not have significant upfront customer acquisition costs for these customers. -46-

The following table sets forth certain key operating metrics for subscription and licensing revenues based on the reportable segment for the three months ended December 31, 2025 and 2024: Three months ended December 31, 2025 2024 Gaming & Entertainment Customers (1)(2) 524,000 600,000 Average quarterly revenue per customer (2)(3) $30.63 $26.65 Health & Wellness Customers (1)(2) 1,878,000 1,771,000 Average quarterly revenue per customer (2)(3) $7.08 $7.32 Connectivity Customers (1)(2) 25,000 25,000 Average quarterly revenue per customer (2)(3) $2,098 $1,915 Cybersecurity & Martech Customers (1)(4) 1,228,000 1,253,000 Average quarterly revenue per customer (3) $55.62 $55.11 (1) Represents the quarterly average of the end of month customer counts (rounded). (2) The metric includes the sale of perpetual software licenses, when applicable, revenue for which is recorded at a point-in time rather than over-time. (3) Represents quarterly gross subscription and licensing revenues divided by customers as defined in footnote (1). (4) Resellers within Cybersecurity & Martech segment are counted as one customer when there is not visibility into the number of underlying customers served by the reseller. Critical Accounting Policies and Estimates We prepare our consolidated financial statements and related disclosures in accordance with U.S. generally accepted accounting principles (“GAAP”) and our discussion and analysis of our financial condition and operating results require us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. See Note 2 — Basis of Presentation and Summary of Significant Accounting Policies of the notes to consolidated financial statements in Part II Item 8 of this Annual Report on Form 10-K that describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ significantly from those estimates under different assumptions and conditions and may be material. The accounting policies described below are those we consider to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgment. Revenue Recognition The following describes the nature of the Company’s primary types of revenue. -47-

Advertising and Performance Marketing Advertising and performance marketing revenues are earned primarily from the delivery of advertising services and from marketing, performance marketing, and production services. Revenues from the delivery of advertising services are earned on websites and applications that are owned and operated by the Company and on those websites and applications that are part of the Company’s advertising network. Revenues are primarily earned by generating traffic to the Company’s websites, apps, and third-party platforms on which brands of the Company have a presence and monetize this traffic. The value provided to the customer is primarily derived from the provision of traffic the Company generates from its specific content within each vertical, as well as data obtained by the website or app traffic. Such revenues are generally recognized over the period in which the products or services are delivered. The Company determines whether revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The vast majority of the Company’s advertising and performance marketing revenues are recognized on a gross basis as the Company primarily acts as a “principal” as defined under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customer (“ASC 606”). Revenues recognized on a gross basis are generated (i) by the Company serving online display and video advertising across its owned and operated web properties, on third-party sites, or on unaffiliated advertising networks; and (ii) through the Company’s lead-generation business. The Company records revenues on a net basis with respect to revenues paid to the Company by certain third-party advertising networks who serve online display and video advertising across the Company’s owned-and-operated web properties and certain third-party platforms, primarily related to the transfer of functional intellectual property. The Company also records revenues on a net basis with respect to the transfer of functional intellectual property through the third-party gaming platforms and with respect to revenues earned from servicing client gift card programs. Subscription and Licensing Revenues from subscriptions are earned through (i) the granting of access to, or delivery of, data products or services to customers, (ii) usage-based fees, and (iii) reselling various third-party solutions, primarily through the Company’s email security line of business. Subscriptions cover video games and related content, health information, data, and other copyrighted material. Revenues are also earned from listing fees, subscriptions to online publications, and from other sources. Third-party solutions, along with the Company’s proprietary products, allow the Company to offer customers a variety of solutions to better meet the customer’s needs. Subscription revenues are primarily recognized over the contract term. Revenues related to the provision of access to historical data for certain services are recorded at the time of delivery. In instances where usage-based fees are charged, a significant portion of which are paid in advance, the Company defers the portions of monthly, quarterly, semi-annual, and annual fees collected in advance of the satisfaction of performance obligations and recognizes them in the period earned. Licensing revenues are earned through the license of certain assets to clients. Assets are licensed for clients’ use in their own promotional materials or otherwise and may include logos, editorial reviews, or other copyrighted material that represent symbolic intellectual property, as defined in ASC 606. Revenues under such license agreements are generally recognized over the contract term. In instances when technology assets in the form of functional intellectual property are licensed to the Company’s clients, revenues from the license of these assets are recognized at a point in time. Licensing revenues also include revenues from transactions involving the sale of perpetual software licenses, related software support, and maintenance. Revenue will be recognized when the obligations are met, either over time or at a point in time, depending on the nature of the obligation. • Revenues from software license performance obligations are generally recognized upfront at the point in time that the software is made available to the customer for download and use. • Revenues from related software support and maintenance are generally recognized ratably over the contractual period, because technical support, unspecified software product upgrades, maintenance releases, and patches are provided to customers on an as needed basis and they are available during the term of the support period. The Company determines whether revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The vast majority of the subscription and licensing revenue is recognized on a gross basis as the Company primarily acts as a “principal” as defined under ASC 606. The Company records revenue on a gross basis with respect to revenue generated from the resale of various third-party solutions, primarily through its email security line of business, because the Company has control of the specified good or service prior to transferring control to the customer. -48-

Other Other revenues primarily include those from the sale of hardware used in conjunction with software described above, online course revenues, game publishing revenues, and revenues from a customer acquisition platform for subscription services companies. Hardware product and related software performance obligations, such as those relating to an operating system or firmware, are highly interdependent and interrelated and are accounted for as a bundled performance obligation. The revenues for this bundled performance obligation are generally recognized at the point in time that the hardware and software products are delivered and ownership is transferred to the customer. The Company determines whether revenues should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The majority of the other revenues are recognized on a gross basis as the Company primarily acts as a “principal” as defined under ASC 606. The Company records revenues on a net basis with respect to games sold on third-party platforms. Business Combinations The Company applies the acquisition method of accounting for business combinations in accordance with GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates are complex because of the judgment required in determining these values. The determination of purchase price and the fair value of monetary assets acquired and liabilities assumed is typically the least complex aspect of the Company’s accounting for business combinations due to inherently lower level of judgment required. Due to the higher degree of complexity associated with the valuation of acquired intangible assets, the Company may obtain the assistance of reputable valuation specialists in the allocation of purchase price to the identifiable intangible assets acquired. The valuation of identifiable intangible assets may be based on significant unobservable inputs and assumptions such as, but not limited to, future revenue growth rates, gross and operating margins, customer attrition rates, royalty rates, discount rates, and terminal growth rate assumptions. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Identifiable intangible assets are comprised of purchased customer relationships, trademarks, trade names, developed technologies and other intangible assets. We use our best estimates and assumptions to accurately assign the useful lives of the acquired intangible assets subject to amortization, which are amortized over the period of estimated economic benefit. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relevant to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Goodwill and Indefinite-Lived Intangible Assets The Company evaluates its goodwill and indefinite-lived intangible assets for impairment pursuant to FASB ASC Topic 350, Intangibles — Goodwill and Other (“ASC 350”), which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested annually for impairment or more frequently if the Company believes indicators of impairment exist. The Company tests goodwill for impairment annually on October 1st at the reporting unit level, or more frequently if indicators of impairment exist, or if a decision is made to dispose of a business. In connection with the annual impairment test for goodwill, the Company has the option to perform a qualitative assessment in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, it then performs an impairment test of goodwill. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using a mix of an income approach and a market approach. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference. -49-

During the year ended December 31, 2025, on its annual assessment date, the Company performed quantitative fair value tests of all of its reporting units following a sustained decline in the Company’s stock price. Based on the quantitative fair value tests, the carrying value of one reporting unit within the Cybersecurity & Martech reportable segment exceeded its fair value, and the Company recorded an impairment of approximately $17.6 million during the year ended December 31, 2025. The Company also performed an interim quantitative test as of December 31, 2025 on one of its reporting units within its Technology & Shopping reportable segment and the fair value was in excess of its carrying value and no impairment was recorded. Following the impairment at one reporting unit within the Cybersecurity & Martech reportable segment, there was no excess fair value over carrying value at that reporting unit. Goodwill at this reporting unit was $160.4 million as of December 31, 2025. There were no other reporting units with less than 10% excess fair value over carrying value as of the most recent evaluation that may be at risk of impairment as of December 31, 2025. Changes in market conditions, and key assumptions made in future quantitative assessments, including expected cash flows, competitive factors and discount rates, could negatively impact the results of future impairment testing and could result in the recognition of an impairment charge. During the years ended December 31, 2024 and 2023, the Company recorded a goodwill impairment of $85.3 million and $56.9 million, respectively, within its Technology & Shopping reportable segment. In each period, the fair value of the reporting unit was determined using an equal weighting of an income approach that was based on the discounted estimated future cash flows of the reporting unit and a market approach that uses the guideline public company approach. We believe the combination of these approaches provides an appropriate valuation because it incorporates the expected cash generation of the reporting unit in addition to how a third-party market participant would value the reporting unit. As the business is assumed to continue in perpetuity, the discounted future cash flows include a terminal value. Determining fair value using a discounted estimated future cash flow analysis requires the exercise of significant judgment with respect to several items, including the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the discounted cash flow analyses were based on the most recent forecast for the reporting unit. For years beyond the forecast period, the estimates were based, in part, on forecasted growth rates. The discount rate the Company used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. Determining fair value using a market approach considers multiples of financial metrics based on trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined, which is applied to financial metrics to estimate the fair value of the reporting unit. Refer to Note 8 — Goodwill and Intangible Assets to the Notes to Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K. The Company did not have intangible assets with indefinite lives during years ended December 31, 2025, 2024, and 2023. Long-lived Assets The Company accounts for long-lived assets, which include property and equipment, operating lease right-of-use assets, and identifiable intangible assets with finite useful lives (subject to amortization), in accordance with the provisions of FASB ASC Topic 360, Property, Plant, and Equipment (“ASC 360”), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected undiscounted future net cash flows generated by the asset. If it is determined that the asset may not be recoverable, and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference. In addition, the Company reviews the useful lives of its long-lived assets whenever events or changes in circumstances indicate that these lives may be changed. Recent Accounting Pronouncements See Note 2 — Basis of Presentation and Summary of Significant Accounting Policies to the Notes to Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and the Company’s expectations of their impact on its consolidated financial position and results of operations. -50-

Consolidated Results of Operations See Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with SEC on February 25, 2025, for a discussion of our consolidated results of operations for 2024 compared to 2023. The main focus of our Technology & Shopping, Gaming & Entertainment, and Health & Wellness platform monetization programs is to provide relevant and useful advertising to visitors to our websites, provide meaningful content that informs and shapes purchase intent, and leverage our brand and editorial assets into subscription platforms. As a result, we expect to continue to take steps to improve the relevance of the ads displayed on our websites and applications and those included within our advertising networks, and improve the effectiveness of our content as well as our subscription services and licenses. The operating margin we realize on revenues generated from ads placed on our websites and applications is significantly higher than the operating margin we realize from revenues generated from those placed on third-party websites and applications. Growth in advertising revenues from our websites and applications has generally exceeded that from third- party websites and applications. This trend has generally had a positive impact on our operating margins. The main focus of our Connectivity segment is to collect and correlate the information on internet connectivity, network performance, and consumer experiences, while providing insights and software relating to broadband networks. As a result, we expect to continue to take steps to enhance our existing offerings and offer new services to continue to satisfy the evolving needs of our global customers. The main focus of our Cybersecurity & Martech service offerings is to reduce or eliminate costs, increase sales and enhance productivity, mobility, business continuity, and security of our customers as the technologies and devices they use evolve over time. As a result, we expect to continue to take steps to enhance our existing offerings and offer new services to continue to satisfy the evolving needs of our customers. We expect acquisitions to remain an important component of our strategy and use of capital across our Company; however, for a number of reasons, including macroeconomic conditions, in a given period, we may close greater or fewer acquisitions than in prior periods or acquisitions of greater or lesser significance than in prior periods. Moreover, future acquisitions of businesses with different business models, may impact overall operating profit margins. From time to time, the Company may take steps to reduce investment in one or more of its business activities. In the past, we have divested certain businesses that we determined were no longer consistent with the Company’s focus or that no longer aligned with the current or expected business performance of the Company’s other businesses. We are monitoring ongoing developments surrounding international trade and the macroeconomic environment. As a result of volatility in international trade and financial markets, we may experience direct and/or indirect effects on our business, operations, and financial results. Our past results may not be indicative of our future performance, and our financial results may differ materially from historical trends. -51-

The following table sets forth, for the years ended December 31, 2025 and 2024, information derived from our Statements of Operations as a percentage of revenues. Years ended December 31, 2025 2024 Total revenues 100% 100% Operating costs and expenses: Direct costs 14 14 Sales and marketing 37 37 Research, development, and engineering 4 5 General, administrative, and other related costs 15 15 Depreciation and amortization 16 15 Goodwill impairment 1 6 Total operating costs and expenses 87 92 Income from operations 13 8 Interest expense, net (2) (1) Gain on debt extinguishment, net — — Loss on sale of businesses (4) — Gain (loss) on investments, net — (1) Provision for credit losses on investments (1) — Other (loss) income, net — — Income before income tax expense and (loss) income from equity method investment 6 6 Income tax expense (2) (3) (Loss) income from equity method investment, net of tax (1) 1 Net income 3% 4% Revenues Years ended December 31, Percent Change (in thousands, except percentages) 2025 2024 2025 v. 2024 Revenues $ 1,451,268 $ 1,401,688 3.5% Our revenues consist of revenues from (i) advertising and performance marketing revenues, which are earned from the delivery of advertising services, marketing, performance marketing, and production services, and (ii) subscription and licensing revenues, which are earned through the granting of access to, or delivery of, certain data products or services to customers, usage-based fees, and by reselling various third-party solutions, primarily through the Company’s email security line of business. Subscription and licensing revenues primarily consist of revenues from “fixed” customer subscription and licensing revenues and “variable” revenues generated from actual usage of our services. Our revenues increased for the year ended December 31, 2025 compared to the prior period primarily due to a $45.7 million increase in advertising and performance marketing revenue driven primarily by an increase of $36.3 million in our Health & Wellness reportable segment and a $5.3 million increase in our Technology & Shopping reportable segment. Subscription and licensing revenues increased $13.0 million due primarily to an increase of $16.1 million in our Connectivity reportable segment, $4.2 million in our Health & Wellness reportable segment, and $3.3 million in our Technology & Shopping reportable segment, partially offset by a decrease of $10.4 million in our Cybersecurity & Martech reportable segment. Other revenues decreased $9.2 million due primarily to a $13.9 million decrease in the Technology & Shopping reportable segment, partially offset by a $4.9 million increase in the Cybersecurity & Martech reportable segment as a result of a current year acquisition. Included in revenue during the year ended December 31, 2025 was $34.5 million of incremental revenue contributed by businesses acquired during 2025. -52-

Direct costs Years ended December 31, Percent Change (in thousands, except percentages) 2025 2024 2025 v. 2024 Direct costs $ 206,598 $ 200,323 3.1% As a percent of revenues 14.2% 14.3% Direct costs represent the Company’s cost of revenues and primarily include costs associated with compensation for personnel directly involved in revenue generation, content fees, production costs, royalty fees, hosting and licensing costs, and processing fees. The increase in direct costs for the year ended December 31, 2025 compared to the prior period was primarily due to a $3.0 million increase in cloud computing, software, and other related expenses, a $2.4 million increase in award costs due to customer shift toward higher-cost programs, and a $2.3 million increase in professional and other third-party services, partially offset by a $2.8 million decrease in advertising and marketing related expenses. Sales and Marketing Years ended December 31, Percent Change (in thousands, except percentages) 2025 2024 2025 v. 2024 Sales and marketing $ 543,325 $ 519,694 4.5% As a percent of revenues 37.4% 37.1% Sales and marketing costs consist primarily of internet-based advertising, sales and marketing, personnel costs, and other business development related expenses. Our internet-based advertising relationships consist primarily of fixed cost and performance-based (cost-per-impression, cost-per-click, and cost-per-acquisition) advertising relationships with an array of online service providers. The increase in sales and marketing expenses during the year ended December 31, 2025 compared to the prior period was primarily due to an $8.5 million increase in professional and other third-party services, a $7.4 million increase in partner payments, a $3.8 million increase in advertising and marketing related expenses, and a $2.9 million increase in salaries, benefits, and other employee expenses. Research, Development, and Engineering Years ended December 31, Percent Change (in thousands, except percentages) 2025 2024 2025 v. 2024 Research, development, and engineering $ 61,962 $ 67,373 (8.0)% As a percent of revenues 4.3% 4.8% Research, development, and engineering costs consist primarily of salaries, benefits, and other employee expenses. The decrease in research, development, and engineering costs for the year ended December 31, 2025 compared to the prior period was primarily due to a $8.7 million decrease in salaries, benefits, and other employee expenses primarily as a result of lower severance, and a $1.5 million decrease in professional and other third-party services, partially offset by a $4.7 million increase in cloud computing, software, and other related expenses. General, Administrative, and Other Related Costs Years ended December 31, Percent Change (in thousands, except percentages) 2025 2024 2025 v. 2024 General, administrative, and other related costs $ 210,027 $ 203,461 3.2% As a percent of revenues 14.5% 14.5% General, administrative, and other related costs consist primarily of salaries, benefits, and other employee expenses including share-based compensation and severance, changes in the fair value associated with contingent consideration, bad debt expense, professional fees, and insurance costs. The increase in general, administrative, and other related costs for the year ended December 31, 2025 compared to the prior period was primarily due to a $5.2 million increase in professional and other third-party services due to ongoing litigations, a $3.3 million increase in other expenses, and a $2.2 million increase in cloud computing, software, and other related expenses, partially offset by a $4.2 million decrease in salaries, benefits, and other employee expenses. The increase in other expenses was primarily driven by a $6.1 million decrease in expense from changes in estimated amounts of deferred acquisition payments related to previously acquired businesses in 2024 that did not recur in 2025 and partially offset by a $2.8 million reduction in contingent consideration accrual in 2025 for the business acquired in 2023. -53-

Depreciation and Amortization

(in thousands, except percentages)	Years ended December 31, 2025	2024	Percent Change 2025 v. 2024
Depreciation and amortization	$ 228,691	$ 211,916	7.9%
As a percent of revenues	15.8%	15.1%	

Depreciation and amortization costs consist of depreciation related to property and equipment, including internally developed software, as well as amortization of intangible assets recorded in connection with business acquisitions, and other intangible assets of the Company. The increase in depreciation and amortization costs for the year ended December 31, 2025 compared to the prior period was primarily due to a $14.2 million increase in depreciation expense as capitalized software was placed in service and a $4.0 million increase in amortization expense primarily as a result of new intangible assets acquired in 2024 whereby a full year of amortization is included in the 2025 results.

Goodwill Impairment

Goodwill impairment was $17.6 million for the year ended December 31, 2025 and related to a reporting unit within the Cybersecurity & Martech reportable segment. Goodwill impairment was $85.3 million for the year ended December 31, 2024, and related to reporting units within the Technology & Shopping reportable segment. Refer to Note 8 — *Goodwill and Intangible Assets* to the Notes to Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K for further details.

Non-Operating Income and Expenses

The following table represents the components of non-operating income and expenses for the years ended December 31, 2025 and 2024 (in thousands):

	Years ended December 31, 2025	2024	Percent Change 2025 v. 2024
Interest expense, net	$ (25,910)	$ (13,988)	85.2%
Loss on sale of businesses	(57,988)	(3,780)	NM
Gain (loss) on investments, net	5,018	(7,654)	NM
Provision for credit losses on investments	(17,566)	—	(100%)
Other (loss) income, net	(5,893)	4,968	NM
Total non-operating (expense) income	$ (102,339)	$ (20,454)	NM

Interest expense, net. Interest expense is generated primarily from interest due on outstanding debt, partially offset by interest income generated from interest earned on cash, cash equivalents, and investments. Interest expense, net increased during the year ended December 31, 2025 compared to the prior period primarily due to the lower interest income as a result of a decline in cash equivalents during the period and a reduction in interest rates.

Loss on sale of businesses. Loss on sale of businesses during the year ended December 31, 2025 represents the loss on sale of our video game publishing business within the Technology & Shopping reportable segment. Loss on sale of businesses during the year ended December 31, 2024 represents the loss on disposal of an international business in the Technology & Shopping reportable segment.

(Gain) loss on investments, net. Gain (loss) on investments, net is generated from realized and unrealized gains or losses from investments in equity and debt securities. Gain on investments, net recorded during the year ended December 31, 2025 related to the disposition of the minority equity ownership interest in OpenEvidence (formerly known as Xyla) and the sale of an immaterial equity method investment. Loss on investment, net recorded during the year ended December 31, 2024 related to the change in the fair value of the Company's investment in Consensus common stock prior to the disposition of the investment and the results of the disposition of the Consensus common stock during the second quarter of 2024.

Provision for credit losses on investments. Provision for credit losses on investments during the year ended December 31, 2025 was generated from a provision for credit losses on the total amortized cost of the investment in a corporate debt security and related accrued interest receivable.

Other income (loss), net. Other income (loss), net is generated primarily from miscellaneous items and gains or losses on foreign currency. The change was primarily attributable to changes in gains or losses on foreign currency.

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Income Taxes Our effective tax rate is based on pre-tax income, statutory tax rates, tax regulations (including those related to transfer pricing), and different tax rates in the various jurisdictions in which we operate. The tax basis of our assets and liabilities reflect our best estimate of the tax benefits and costs we expect to realize. When necessary, we establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized. As of December 31, 2025, the Company had federal net operating loss carryforwards (“NOLs”) of $27.1 million, after considering substantial restrictions on the utilization of these NOLs due to “ownership changes”, as defined in the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The Company estimates that all of the above-mentioned federal NOLs will be available for use before their expiration. $2.0 million of the NOLs expire through the year 2031 with the remainder able to be carried forward indefinitely, depending on the year the loss was incurred. Additionally, the Company had tax-effected NOLs, net of valuation allowance of $1.7 million for foreign tax jurisdictions and $5.5 million for state tax jurisdictions. As of December 31, 2025, the Company had federal capital loss limitation carryforwards of $10.3 million that begin to expire in 2026. In addition, as of December 31, 2025, the Company had available state research and development tax credit carryforwards of $3.2 million, which last indefinitely. The Company had no foreign tax credit carryforwards as of December 31, 2025. Income tax expense was $25.4 million and $41.4 million in 2025 and 2024, respectively. Our effective tax rates for 2025 and 2024 were 31.5% and 44.4%, respectively. The change in the annual effective income tax rate in 2025 compared to the prior period was primarily attributable to the following: 1. $17.6 million goodwill impairment recognized for book purposes during 2025 as compared to $85.3 million in 2024. Since the impairment related to excess financial statement goodwill with no tax basis, no corresponding tax benefits were recognized resulting in a disproportionate effective income tax rate for both years; 2. a change in the valuation allowance against U.S. and Canadian tax attributes, which resulted in a $2.0 lower discrete tax expense recognized during the 2025 period as compared to the prior period; partially offset by 3. an increase in the discrete tax charge related to the vesting of share-based compensation resulting in a $1.6 million greater tax shortfall period over period. In order to provide additional understanding in connection with our foreign taxes, the following represents the statutory and effective tax rate by significant foreign country: Ireland United Kingdom Canada Statutory tax rate 12.5% 25.0% 26.5% Effective tax rate (1) 20.7% 31.2% 36.0% (1) Effective tax rate excludes certain discrete items. The statutory tax rate is the rate imposed on taxable income for corporations by the local government in that jurisdiction. The effective tax rate measures the taxes paid as a percentage of pretax profit. The effective tax rate can differ from the statutory tax rate when a company can exempt some income from tax, claim tax credits, or due to the effect of book-tax differences that do not reverse and discrete items. Judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. Certain of these tax positions have in the past been, and are currently being, challenged, and this may have a significant impact on our effective tax rate if our tax reserves are insufficient. The Organization for Economic Co-operation and Development (“OECD”) established a Pillar Two Framework that was supported by over 130 countries worldwide. On December 15, 2022, the European Union (“EU”) Member States adopted the EU’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15% with effective dates of January 1, 2025, for different aspects of the directive. A significant number of other countries are also implementing similar legislation. The Company has analyzed the impact of the Pillar Two framework’s corporate minimum income tax rate of 15% and does not expect that it will have a material effect on the Company’s liability for corporate taxes and the Company’s consolidated effective tax rate. -55-

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law which, among other things, provided a permanent extension of certain tax measures initially established under the 2017 Tax Cuts and Jobs Act, which were set to expire at the end of 2025, and modified tax legislation affecting bonus depreciation rules and the tax treatment of research and development expenses and interest deductions. Specifically, the OBBBA provides for 100% bonus depreciation and eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S. based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred beginning after 2024. The Company currently does not expect the OBBBA to have a material impact on its effective tax rate but expects these provisions to result in a reduction of current income tax liabilities and an increase in deferred tax liabilities. The Company will continue to assess the implications of the OBBBA and will provide further disclosures in subsequent reporting periods, as necessary. Equity Method Investment (Loss) income from equity method investment, net of tax. (Loss) income from equity method investment was primarily related to the investment in the OCV Fund I, LP (the “OCV Fund”) for which the Company receives annual audited financial statements. The investment in the OCV Fund is presented net of tax. The Company recognizes its share of net earnings or losses relating to the investment in the OCV Fund on a one-quarter lag due to the timing and availability of financial information from the OCV Fund. If the Company becomes aware of a significant decline in value that is other-than-temporary, the loss will be recorded in the period in which the Company identifies the decline. (Loss) income from equity method investment was $(7.9) million and $11.2 million, net of income tax for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the loss was primarily a result of a $21.2 million, net of tax, other-than-temporary impairment related to one of the underlying investments of the OCV Fund that had a significant deterioration in its financial performance and expected future cash flows. The impairment amount represented substantially all of the Company’s proportionate interest in the underlying investment. The loss was offset in part by an increase in the value of certain other OCV Fund investments. During the year ended December 31, 2024, the income from equity method investment, net of income tax was primarily due to an increase in value of the underlying investments. Segment Results The Company’s reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Company has five reportable segments: (i) Technology & Shopping, (ii) Gaming & Entertainment, (iii) Health & Wellness, (iv) Connectivity, and (v) Cybersecurity & Martech. Reportable segment results presented below exclude inter-segment revenues and expenses. Technology & Shopping The financial results are presented as follows (in thousands): Years ended December 31, 2025 2024 Revenues $ 356,596 $ 361,882 Operating costs and expenses 347,294 432,954 Operating income (loss) $ 9,302 $ (71,072) Technology & Shopping’s revenues of $356.6 million in 2025 decreased $5.3 million, or 1.5%, compared to 2024 primarily due to a $13.9 million decrease in other revenues due to lower revenue from our video game publishing business related to the timing of game releases, partially offset by a $5.3 million increase in advertising and performance marketing revenues and a $3.3 million increase in subscription and licensing revenues. The increase in advertising and performance marketing revenues was due primarily to an $18.7 million increase in our Technology business, partially offset by a $13.4 million decrease in our Shopping business. The increase in the Technology business revenue was driven by an increase of $34.4 million related to businesses acquired, partially offset by a decline of $15.7 million in other lines of business. The decline in revenue was highest in the Company’s fourth quarter of 2025 when Technology & Shopping’s revenues decreased $24.0 million, or 18%, driven by continued search rank volatility and weakness during the holiday season. Technology & Shopping‘s operating costs and expenses of $347.3 million in 2025 decreased $85.7 million, or 19.8%, compared to 2024 primarily driven by a $85.3 million goodwill impairment recognized during 2024, which did not recur in 2025. As a result of these factors, Technology & Shopping’s operating income of $9.3 million in 2025 increased $80.4 million, or 113.1%, compared to 2024. -56-

Gaming & Entertainment The financial results are presented as follows (in thousands): Years ended December 31, 2025 2024 Revenues $ 183,558 $ 180,276 Operating costs and expenses 130,523 126,275 Operating income $ 53,035 $ 54,001 Gaming & Entertainment’s revenues of $183.6 million in 2025 increased $3.3 million, or 1.8%, compared to 2024 primarily due to a $3.4 million increase in advertising and performance marketing revenues primarily driven by an acquisition during 2024 that had a full year of results in 2025, partially offset by a $0.1 million decrease in subscription and licensing revenues. Gaming & Entertainment’s operating costs and expenses of $130.5 million in 2025 increased $4.2 million, or 3.4%, compared to 2024 primarily due to a $3.5 million increase in partner payments primarily related to the business acquired in 2024 and a $2.7 increase in cloud computing, software, and other related expense, partially offset by a $2.9 million decrease in salaries, benefits, and other employee expenses. As a result of these factors, Gaming & Entertainment’s operating income of $53.0 million in 2025 decreased $1.0 million, or 1.8%, compared to 2024. Health & Wellness The financial results are presented as follows (in thousands): Years ended December 31, 2025 2024 Revenues $ 402,353 $ 362,408 Operating costs and expenses 312,969 295,201 Operating income $ 89,384 $ 67,207 Health & Wellness’ revenues of $402.4 million in 2025 increased $39.9 million, or 11.0%, compared to 2024 primarily due to a $36.3 million increase in advertising and performance marketing revenue primarily driven by a $34.5 million increase in the Health & Wellness Consumer business due in part to an acquisition in 2025 and a $4.2 million increase in subscription and licensing revenues, partially offset by a decrease of $0.5 million in other revenues. Health & Wellness’ operating costs and expenses of $313.0 million in 2025 increased $17.8 million, or 6.0%, compared to 2024 primarily due to a $7.0 million increase in partner payments, a $3.1 million increase in cloud computing, software, and other related expenses, a $2.6 million increase in other expenses primarily driven by increase in app-store fees, and a $2.3 million increase in advertising and marketing related expenses. As a result of these factors, Health & Wellness’ operating income of $89.4 million in 2025 increased $22.2 million, or 33.0%, compared to 2024. Connectivity The financial results are presented as follows (in thousands): Years ended December 31, 2025 2024 Revenues $ 230,733 $ 213,620 Operating costs and expenses 154,620 134,246 Operating income $ 76,113 $ 79,374 Connectivity’s revenues of $230.7 million in 2025 increased $17.1 million, or 8.0%, compared to 2024 due to a $16.1 million increase in subscription and licensing revenues primarily driven by a $14.9 million increase in our revenues from network performance services. -57-

Connectivity’s operating costs and expenses of $154.6 million in 2025 increased $20.4 million, or 15.2%, compared to 2024 primarily due to a $6.1 million reduction in expense in 2024 from changes in estimated amounts of deferred acquisition payments related to previously acquired businesses not recurring in 2025, a $6.1 million increase in professional and other third-party services, a $4.9 million increase in salaries, benefits, and other employee expenses, and a $3.1 million increase in cloud computing, software, and other related expenses, partially offset by a $2.9 million decrease in depreciation and amortization expense. As a result of these factors, Connectivity’s operating income of $76.1 million in 2025 decreased $3.3 million, or 4.1%, from 2024. Cybersecurity & Martech The financial results are presented as follows (in thousands): Years ended December 31, 2025 2024 Revenues $ 278,028 $ 283,502 Operating costs and expenses 249,431 228,541 Operating income $ 28,597 $ 54,961 Cybersecurity & Martech’s revenues of $278.0 million in 2025 decreased $5.5 million, or 1.9%, compared to 2024 primarily due to a $10.4 million decrease in subscription and licensing revenues primarily driven by the Company’s Martech business. The decrease was partially offset by a $4.9 million increase in other revenues related to a business acquired in 2025 within the Company’s Martech business. Cybersecurity & Martech’s operating costs and expenses of $249.4 million in 2025 increased $20.9 million, or 9.1%, compared to 2024 primarily due to a $17.6 million goodwill impairment and a $9.1 million increase in depreciation and amortization expense as capitalized software was placed in service and as a result of new intangible assets acquired in 2025, partially offset by a $9.0 million decrease in salaries, benefits, and other employee expenses. As a result of these factors, Cybersecurity & Martech’s operating income of $28.6 million in 2025 decreased $26.4 million, or 48.0%, from 2024. See Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with SEC on February 25, 2025, for a discussion of segment results of operations for 2024 compared to 2023. Liquidity and Capital Resources Our primary sources of liquidity and capital resources are cash flows from operations and debt financing. We continue to invest in the development and expansion of our operations using available cash flows from operations. Ongoing investments include, but are not limited to, improvements in our offerings, investments in new products and services, acquisitions, and continued investments in sales and marketing. We also use cash flows from operations to service our debt obligations and the repurchase of our shares. Cash and Cash Equivalents As of December 31, 2025 and 2024, our cash and cash equivalents were $607.0 million and $505.9 million, respectively. Cash and cash equivalents held within domestic and foreign jurisdictions were as follows (in thousands): December 31, 2025 2024 Cash and cash equivalents held in domestic jurisdictions $ 501,446 $ 423,333 Cash and cash equivalents held in foreign jurisdictions 105,565 82,547 Cash and cash equivalents $ 607,011 $ 505,880 Financings On April 7, 2021, the Company entered into a $100.0 million Credit Agreement (the “Credit Agreement”). -58-

On June 10, 2022, the Company entered into a Fifth Amendment to the Credit Agreement, which provided for the issuance of a senior secured term loan in an aggregate principal amount of $90.0 million (the “Term Loan Facility”). On September 15, 2022, the Company entered into a Sixth Amendment to its existing Credit Agreement, which provided for the issuance of a senior secured term loan in an aggregate principal amount of approximately $22.3 million (“Term Loan Two Facility”). During the year ended December 31, 2022, the Company completed non-cash exchanges of 2.8 million shares of its common stock of Consensus with the lenders under the Fifth and the Sixth Amendments to settle the Company’s obligations of $112.3 million outstanding aggregate principal amount of the Term Loan Facility and Term Loan Two Facility plus related interest. On June 18, 2024, the Company entered into a New Lender Joinder Agreement and Eighth Amendment (the “Joinder and Amendment”) to the Credit Agreement. The Joinder and Amendment provides for, among other things, (i) an increase in the Aggregate Revolving Loan Commitment by an aggregate principal amount of $250.0 million for a total of $350.0 million, (ii) an extension of the scheduled maturity date from April 7, 2026 to the earlier of (x) June 18, 2027 or (y) under certain limited circumstances, August 2, 2026, (iii) a “credit spread adjustment” for SOFR-based borrowings of 0.10% across all interest periods, (iv) the inclusion of limited conditionality borrowing mechanics with respect to certain borrowings and (v) certain other related amendments. As of each December 31, 2025 and December 31, 2024, net availability under the Credit Agreement was $348.8 million and $348.9 million, respectively, net of letters of credit. On July 16, 2024, the Company issued $263.1 million in aggregate principal amount of new 3.625% Convertible Notes due 2028 (the “3.625% Convertible Notes”) and paid an aggregate of approximately $135.0 million in cash in exchange for approximately $400.9 million in aggregate principal amount of the Company’s 1.75% Convertible Notes (collectively, the “Exchange Transaction”) pursuant to separate, privately negotiated exchange agreements with certain holders of the 1.75% Convertible Notes. The 3.625% Convertible Notes bear interest at a rate of 3.625% per annum on the principal amount thereof, payable semi-annually in arrears on September 1 and March 1 of each year, beginning on March 1, 2025, to the noteholders of record of the 3.625% Convertible Notes as of the close of business on the immediately preceding August 15 and February 15, respectively. The 3.625% Convertible Notes will mature on March 1, 2028, unless earlier converted or repurchased. The 3.625% Convertible Notes can be settled in cash, the Company’s common stock at an initial conversion rate of $100 per share, or a combination of cash and the Company’s common stock, at the Company’s election. See Note 9 – Debt in Part II Item 8 of this Annual Report on Form 10-K for further details. As of December 31, 2025, the conversion rate is 9.3783 shares of the Company’s common stock for each $1,000 principal amount of 1.75% Convertible Notes (or 1,398,391 shares), which represents a conversion price of approximately $106.63 per share of the Company’s common stock. As of December 31, 2025, the market trigger conditions did not meet the conversion requirements of the 1.75% Convertible Notes and, consequently, none of the 1.75% Convertible Notes have been converted. The Company may not redeem the 1.75% Convertible Notes prior to November 1, 2026. As of December 31, 2025, the conversion rate of the 3.625% Convertible Notes is 10 shares per $1,000 principal amount of the 3.625% Convertible Notes (or 2,631,470 shares), which represents an initial conversion price of $100 per share. The conversion rate is subject to adjustment upon the occurrence of certain specified events as set forth in the indenture governing the 3.625% Convertible Notes, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a “Make-Whole Fundamental Change”, as defined in the 3.625% Convertible Note Indenture, the Company will in certain circumstances increase the conversion rate for a holder that elects to convert its 3.625% Convertible Notes in connection with such a corporate event. The Company may not redeem the 3.625% Convertible Notes prior to March 1, 2028. Material Cash Requirements Ziff Davis’ contractual obligations generally include its long-term debt, including its current portion, as described above, interest on long-term debt, lease payments on its property and equipment, and holdback amounts in connection with certain business acquisitions. These contractual obligations extend through 2031. Refer to Note 4 — Acquisitions and Dispositions, Note 9 — Debt, and Note 10 — Leases to the Notes to the Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K, for further details on holdback payments, long-term debt, and operating leases. As of December 31, 2025, we and our subsidiaries had outstanding $872.3 million in aggregate principal amount of indebtedness, of which $149.1 million is due in the succeeding twelve months. As of December 31, 2025, our total future minimum lease payments are $29.1 million, of which approximately $8.2 million future minimum lease payments are due in the succeeding twelve months. As of December 31, 2025, our liability for uncertain tax positions was $19.7 million. In the ordinary course of business, the Company enters into commitments including those related to cloud computing, information technology, security, and information and document management. The Company also has revenue sharing arrangements with annual minimum guarantees based upon third-party website advertising metrics and other contractual provisions. -59-

We currently anticipate that our existing cash and cash equivalents, cash generated from operations, and availability under our revolving credit facility, will be sufficient to meet our anticipated needs for working capital, capital expenditures, principal payments on our indebtedness, and share repurchases, if any, for at least the next 12 months. Cash Flows The following table provides a summary of cash flows from operating, investing, and financing activities (in millions): Years ended December 31, Change2025 2024 Net cash provided by operating activities $ 407,068 $ 390,315 $ 16,753 Net cash used in investing activities $ (145,755) $ (297,455) $ 151,700 Net cash used in financing activities $ (170,294) $ (320,994) $ 150,700 Operating Activities Our net cash provided by operating activities resulted primarily from cash received from our customers offset by cash payments we made to third parties for their services, employee compensation, interest payments associated with our debt, and taxes. The $16.8 million increase in net cash provided by operating activities in 2025 compared to 2024 was primarily related to the timing of collections from our customers and timing of payments to our vendors during 2025, partially offset by a reduction in prepaid expenses during 2025. The increase in net cash provided by operating activities includes the working capital changes at TDS Gift Cards, which had a positive impact of $55.6 million during 2025. Investing Activities The $151.7 million decrease in net cash used in investing activities in 2025 compared to 2024 was primarily related to lower cash used on business acquisitions during 2025 compared to 2024. Financing Activities The $150.7 million decrease in net cash used in financing activities in 2025 compared to 2024 was primarily related to an absence in 2025 of cash outflows related to a settlement of a portion of the outstanding principal amount of the Company’s 1.75% Convertible Notes, which occurred in 2024, as well as a smaller amount of cash used for share repurchases. Stock Repurchase Program On August 6, 2020, our Board of Directors (the “Board”) approved a program authorizing the repurchase of up to ten million shares of our common stock through August 6, 2025 (the “2020 Program”). On August 2, 2024, the Board authorized (i) an increase in its 2020 Program pursuant to which the Company may purchase up to an additional five million shares of the Company’s common stock (the “Additional Authorization”) and (ii) an extension of the expiration date of the share repurchase program from August 6, 2025 to August 2, 2029. As a result of the Additional Authorization, the aggregate number of shares of the Company’s common stock under the 2020 Program increased from up to ten million shares to up to 15 million shares of the Company’s common stock. In connection with the authorization, the Company entered into certain Rule 10b5-1 trading plans with a broker-dealer to facilitate the repurchase program. A summary of share repurchases under the 2020 Program during the year ended December 31, 2025 is as follows (in thousands, except share amounts): Total number of shares repurchased Aggregate purchase price (1) Shares remaining under repurchase authorization as of December 31, 2025 4,758,281 $169,957 1,483,027 (1) Excludes the impact of excise taxes. During the years ended December 31, 2024 and December 31, 2023, the Company repurchased 3,500,000, and 1,585,846 shares (which were subsequently retired), respectively, at an aggregate cost of $181.8 million and $104.9 million, a respectively (including an immaterial amount of commission fees) under the 2020 Program. Cumulatively at December 31, 2025, 13,516,973 shares were repurchased, under the 2020 Program, at an aggregate cost of $755.3 million (including excise tax). As a result of the repurchases, the number of shares of the Company’s common stock available for purchase as of December 31, 2025 is 1,483,027 shares. Refer to Note 13 — Stockholders’ Equity to the Notes to Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K for further details. -60-

On February 22, 2026, the Board authorized an increase in the 2020 Program for an additional ten million shares of the Company’s common stock and an extension of the expiration date of the 2020 Program from August 2, 2029 to February 22, 2036. As a result, the aggregate number of shares of the Company’s common stock under the 2020 Program increased from up to 15 million shares to up to 25 million of the Company’s common stock, with 10,741,308 shares remaining under the 2020 Program as of February 22, 2026. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and potential borrowings under our credit facility that would bear variable market interest rates. The primary objectives of our investment activities are to preserve our principal while maximizing yields without significantly increasing risk. To achieve these objectives, we maintain our portfolio of cash equivalents and investments in a mix of instruments that meet high credit quality standards, as specified in our investment policy or otherwise approved by the Board. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2025, the carrying value of our cash and cash equivalents approximated fair value. Our return on these investments is subject to interest rate fluctuations. As of December 31, 2025 and December 31, 2024, we had $607.0 million and $505.9 million, respectively, of cash and cash equivalent investments primarily in funds that invest in U.S. treasuries, money market funds, as well as demand deposit accounts with maturities within three months or less. Currently, we do not have interest rate risk on our outstanding long-term debt as these arrangements have fixed interest rates. As of December 31, 2025, the carrying value and the fair value of our fixed rate debt was $866.5 million and $836.7 million, respectively. Our fixed rate debt matures as follows: $149.1 million in 2026, $263.1 million in 2028, and $460.0 million in 2030. Interest rates have risen since certain of these sources of financing were obtained. Thus, we may not be able to refinance this fixed rate debt at similar or favorable rates when it matures. Further, our revolving credit agreement bears interest at variable rates. However, during 2025, we did not need to draw on this revolving credit agreement. If we need to draw on the revolving credit facility in the future, we will be exposed to interest rate changes. Refer to Note 6 — Fair Value Measurements and Note 9 — Debt to the Notes to Consolidated Financial Statements included in Part II Item 8 of this Annual Report on Form 10-K for further details. We cannot ensure that future interest rate movements will not have a material adverse effect on our future business, prospects, financial condition, operating results, and cash flows. To date, we have not entered into interest rate hedging transactions to control or minimize certain of these risks. Foreign Currency Risk We conduct business in certain foreign markets, primarily in Canada, the United Kingdom, Australia, the European Union, Japan, Denmark, Sweden, and Norway. Our principal exposure to foreign currency risk relates to investment and intercompany debt in foreign subsidiaries that transact business in functional currencies other than the U.S. Dollar, primarily the Canadian Dollar, the British Pound Sterling, the Australian Dollar, the Euro, the Japanese Yen, the Danish Krone, the Swedish Krona, and the Norwegian Krone. If we are unable to settle our intercompany debts in a timely manner, we will remain exposed to foreign currency fluctuations. As we expand our international presence, we become further exposed to foreign currency risk by entering new markets with additional foreign currencies. The economic impact of currency exchange rate movements is often linked to variability in real growth, inflation, interest rates, governmental actions, and other factors. These changes, if material, could cause us to adjust our financing and operating strategies. As currency exchange rates change, translation of the income statements of the international businesses into U.S. Dollars affects year-over-year comparability of operating results. Historically, we have not hedged translation risks because cash flows from international operations were generally reinvested locally; however, we may do so in the future. Our objective in managing foreign exchange risk is to minimize the potential exposure to changes that exchange rates might have on earnings, cash flows, and financial position. For the years ended December 31, 2025, 2024 and 2023, foreign exchange losses amounted to $(5.6) million, $(1.0) million, and $(3.9) million, respectively. Cumulative translation adjustments, net of tax, included in Other comprehensive income (loss), net for the years ended December 31, 2025, 2024, and 2023, were $27.5 million, $(12.4) million, and $13.7 million respectively. -61-

We currently do not have derivative financial instruments for hedging, speculative, or trading purposes and therefore are not subject to such hedging risk. However, we may in the future engage in hedging transactions to manage our exposure to fluctuations in foreign currency exchange rates. -62-

Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors Ziff Davis, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Ziff Davis, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Sufficiency of audit evidence over revenue As discussed in Notes 3 and 17 to the consolidated financial statements, the Company had $1,451 million in revenues for the year ended December 31, 2025. There are multiple discrete revenue streams that involve several information technology (IT) applications responsible for the initiation, processing, and recording of revenue transactions. We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence over revenue required subjective auditor judgment to determine the nature and extent of procedures to be performed due to the number of revenue streams, related revenue recognition processes, number of IT applications involved, and the need to involve IT professionals to assist with the performance of certain procedures. The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the revenue streams over which those procedures were performed. For the revenue streams where procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue processes. We involved IT professionals with specialized skills and knowledge, who assisted in -63-

the identification and testing of certain IT systems and related controls that are used by the Company in its revenue recognition processes. For certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and comparing the amounts recognized for consistency with underlying documentation, including agreements with customers and third-party data. For other revenue streams, we performed a software-assisted data analysis to test relationships among certain revenue transactions. For a sample of transactions, we compared the amounts recognized by the Company with underlying documentation, including contracts with customers and cash receipts. We evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence. Evaluation of Goodwill impairment As discussed in Notes 2 and 8 to the consolidated financial statements, the Company performs goodwill impairment testing on an annual basis or more frequently if indicators of impairment exist. The Company estimates the fair value of a reporting unit using a weighting of fair values derived from income and market approaches. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference. As a result of its impairment testing, the Company recorded a goodwill impairment charge for one reporting unit within the Cybersecurity & Martech reportable segment, totaling $17.6 million for the year ended December 31, 2025. We identified the evaluation of the fair value used in the goodwill impairment assessment for one reporting unit within the Cybersecurity & Martech reportable segment as a critical audit matter. Subjective auditor judgment was required to evaluate the forecasted revenue growth rate and discount rate used in the income approach for the reporting unit. Changes to these assumptions could have had a significant impact on the fair value of the reporting unit. Additionally, specialized skills and knowledge were required in the evaluation of the discount rate. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment process, including the controls related to the Company’s determination of the forecasted revenue growth rate and discount rate for the reporting unit. We evaluated the forecasted revenue growth rate for the reporting unit by comparing it to the reporting unit’s historical revenues, internal communications to management, and other industry market data. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating: • the revenue growth rate by comparing it to the growth rates of comparable companies as well as economic and industry data • the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities. /s/ KPMG LLP We have served as the Company's auditor since 2023. New York, New York February 24, 2026 -64-

ZIFF DAVIS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts) December 31, 2025 2024 ASSETS Cash and cash equivalents $ 607,011 $ 505,880 Accounts receivable, net of allowances of $9,216 and $8,148, respectively 667,216 660,223 Prepaid expenses and other current assets 96,172 105,966 Total current assets 1,370,399 1,272,069 Long-term investments 93,228 158,187 Property and equipment, net 213,179 197,216 Trade names and trademarks, net 129,389 153,019 Customer relationships, net 176,530 215,328 Other purchased intangibles, net 38,293 57,402 Goodwill 1,607,537 1,580,258 Deferred income taxes 5,286 7,487 Other assets 29,465 63,368 TOTAL ASSETS $ 3,663,306 $ 3,704,334 LIABILITIES AND STOCKHOLDERS’ EQUITY Accounts payable and accrued expenses $ 709,434 $ 670,769 Income taxes payable, current 9,509 19,715 Deferred revenue, current 189,992 199,664 Current portion of long-term debt 148,685 — Other current liabilities 17,333 9,499 Total current liabilities 1,074,953 899,647 Long-term debt 717,815 864,282 Deferred revenue, noncurrent 18,948 5,504 Liability for uncertain tax positions 19,733 30,296 Deferred income taxes 41,412 46,018 Other noncurrent liabilities 36,870 47,705 TOTAL LIABILITIES 1,909,731 1,893,452 Commitments and contingencies (Note 11) Preferred stock, $0.01 par value. Authorized 1,000,000 and none issued — — Preferred stock - Series A, $0.01 par value. Authorized 6,000; total issued and outstanding zero — — Preferred stock - Series B, $0.01 par value. Authorized 20,000; total issued and outstanding zero — — Common stock, $0.01 par value. Authorized 95,000,000; total issued and outstanding 38,376,859 and 42,848,339 shares at December 31, 2025 and 2024, respectively 384 428 Additional paid-in capital 472,723 491,891 Retained earnings 1,337,542 1,401,034 Accumulated other comprehensive loss (57,074) (82,471) TOTAL STOCKHOLDERS’ EQUITY 1,753,575 1,810,882 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY $ 3,663,306 $ 3,704,334 See Notes to Consolidated Financial Statements -65-

ZIFF DAVIS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data) Years ended December 31, 2025 2024 2023 Total revenues $ 1,451,268 $ 1,401,688 $ 1,364,028 Operating costs and expenses: Direct costs 206,598 200,323 185,650 Sales and marketing 543,325 519,694 487,365 Research, development, and engineering 61,962 67,373 68,860 General, administrative, and other related costs 210,027 203,461 195,726 Depreciation and amortization 228,691 211,916 236,966 Goodwill impairment 17,579 85,273 56,850 Total operating costs and expenses 1,268,182 1,288,040 1,231,417 Income from operations 183,086 113,648 132,611 Interest expense, net (25,910) (13,988) (20,031) Loss on sale of businesses (57,988) (3,780) — Gain (loss) on investments, net 5,018 (7,654) (28,138) Provision for credit losses on investments (17,566) — — Other (loss) income, net (5,893) 4,968 (9,468) Income before income tax expense and (loss) income from equity method investment 80,747 93,194 74,974 Income tax expense (25,447) (41,370) (24,142) (Loss) income from equity method investment, net of tax (7,946) 11,223 (9,329) Net income $ 47,354 $ 63,047 $ 41,503 Net income per common share: Basic $ 1.16 $ 1.42 $ 0.89 Diluted $ 1.15 $ 1.42 $ 0.89 Weighted average shares outstanding: Basic 40,977,183 44,457,071 46,400,941 Diluted 41,098,514 44,519,693 46,464,261 See Notes to Consolidated Financial Statements -66-

ZIFF DAVIS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands) Years ended December 31, 2025 2024 2023 Net income $ 47,354 $ 63,047 $ 41,503 Other comprehensive income (loss), net of tax: Foreign currency translation adjustment 27,509 (12,426) 13,657 Change in fair value on available-for-sale investments, net of tax expense of $677, tax benefit of $(514), and tax expense of $(16) for the years ended December 31, 2025, 2024 and 2023, respectively (2,112) 1,575 96 Other comprehensive income (loss), net of tax 25,397 (10,851) 13,753 Comprehensive income $ 72,751 $ 52,196 $ 55,256 See Notes to Consolidated Financial Statements -67-

ZIFF DAVIS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Years ended December 31, 2025 2024 2023 Cash flows from operating activities: Net income $ 47,354 $ 63,047 $ 41,503 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 228,691 211,916 236,966 Non-cash operating lease costs 9,001 10,923 11,141 Share-based compensation 44,927 40,915 31,920 Provision for credit losses on accounts receivable 4,027 2,898 2,809 Provision for credit losses on investments 17,566 — — Deferred income taxes, net 3,961 (18,822) (30,017) Loss on sale of businesses 57,988 3,780 — Goodwill impairment 17,579 85,273 56,850 Changes in fair value of contingent consideration (2,834) — (200) Loss (income) from equity method investments 7,946 (11,223) 9,329 (Gain) loss on investment, net (5,018) 7,654 28,138 Other 3,067 3,601 5,159 Decrease (increase) in: Accounts receivable (8,381) (153,121) (35,371) Prepaid expenses and other current assets (9,347) (17,153) (8,700) Other assets 9,759 11,367 (5,574) Increase (decrease) in: Accounts payable and income taxes payable 2,578 171,280 9,419 Deferred revenue (4,584) 5,043 (6,802) Accrued liabilities and other current liabilities (17,212) (27,063) (26,608) Net cash provided by operating activities 407,068 390,315 319,962 Cash flows from investing activities: Purchases of property and equipment (119,198) (106,635) (108,729) Acquisitions, net of cash received (67,340) (217,570) (9,492) Purchase of equity investments — — (11,858) Proceeds from sale of equity investments 25,250 19,455 3,174 Proceeds from sale of equity method investment 860 — — Distribution from equity method investment 10,756 — — Proceeds from sale of businesses, net of cash divested 3,579 7,860 — Other 338 (565) (503) Net cash used in investing activities (145,755) (297,455) (127,408) Cash flows from financing activities: Payment of debt — (134,989) — Debt extinguishment costs — (277) — Repurchase of common stock (173,792) (185,181) (108,527) Issuance of common stock under employee stock purchase plan 6,542 8,371 8,727 Deferred payments for acquisitions (1,344) (7,842) (15,241) Other (1,700) (1,076) 250 Net cash used in financing activities (170,294) (320,994) (114,791) Effect of exchange rate changes on cash and cash equivalents 10,112 (3,598) 7,056 Net change in cash and cash equivalents 101,131 (231,732) 84,819 Cash and cash equivalents at beginning of year 505,880 737,612 652,793 Cash and cash equivalents at end of year 607,011 505,880 737,612 See Notes to Consolidated Financial Statements -68-

ZIFF DAVIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common stock		Additional	Retained	Accumulated other	Total Stockholders'
	Shares	Amount	paid-in capital	earnings	comprehensive loss	Equity
Balance, January 1, 2023	47,269,446	$ 473	$ 439,681	$ 1,537,830	$ (85,373)	$ 1,892,611
Net income	—	—	—	41,503	—	41,503
Other comprehensive income, net of tax expenses of $16	—	—	—	—	13,753	13,753
Issuance of restricted stock, net	47,274	—	(6,220)	1,573	—	(4,647)
Issuance of shares under employee stock purchase plan	161,488	2	8,725	—	—	8,727
Issuance of common stock, net	186,102	2	13,420	—	—	13,422
Repurchase and retirement of common stock	(1,585,846)	(16)	(15,388)	(89,515)	—	(104,919)
Share-based compensation	—	—	31,920	—	—	31,920
Other, net	—	—	63	565	—	628
Balance, December 31, 2023	46,078,464	$ 461	$ 472,201	$ 1,491,956	$ (71,620)	$ 1,892,998
Net income	—	—	—	63,047	—	63,047
Other comprehensive loss, net of tax benefit of $514	—	—	—	—	(10,851)	(10,851)
Issuance of restricted stock, net	95,169	—	(7,632)	2,484	—	(5,148)
Issuance of shares under employee stock purchase plan	174,706	2	8,369	—	—	8,371
Repurchase and retirement of common stock	(3,500,000)	(35)	(24,973)	(156,822)	—	(181,830)
Share-based compensation	—	—	40,915	—	—	40,915
Increase in fair value of conversion feature on 3.625% Convertible Notes, net of tax effect of $1,000	—	—	3,001	—	—	3,001
Other, net	—	—	10	369	—	379
Balance, December 31, 2024	42,848,339	$ 428	$ 491,891	$ 1,401,034	$ (82,471)	$ 1,810,882
Net income	—	—	—	47,354	—	47,354
Other comprehensive income, net of tax expense of $677	—	—	—	—	25,397	25,397
Issuance of restricted stock, net	187,791	3	(10,654)	5,401	—	(5,250)
Issuance of shares under employee stock purchase plan	242,171	2	6,540	—	—	6,542
Repurchase and retirement of common stock [(1)]	(4,901,442)	(49)	(59,857)	(116,198)	—	(176,104)
Share-based compensation	—	—	44,758	—	—	44,758
Other, net	—	—	45	(49)	—	(4)
Balance, December 31, 2025	38,376,859	$ 384	$ 472,723	$ 1,337,542	$ (57,074)	$ 1,753,575

(1) Includes 143,161 shares received in connection with sale of our minority equity ownership interest in OpenEvidence during the year ended December 31, 2025.

See Notes to Consolidated Financial Statements

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ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. The Company Ziff Davis, Inc., together with its subsidiaries (“Ziff Davis”, “the Company”, “our”, “us”, or “we”), is a vertically focused digital media and internet company whose portfolio includes leading brands in technology, shopping, gaming and entertainment, health and wellness, connectivity, cybersecurity, and martech. Our business specializes in the technology, shopping, gaming and entertainment, healthcare, and connectivity markets, offering content, tools, and services to consumers and businesses and provides internet-delivered cloud-based services to consumers and businesses including cybersecurity, privacy, and marketing technology. 2. Basis of Presentation and Summary of Significant Accounting Policies Principles of Consolidation The accompanying consolidated financial statements include the accounts of Ziff Davis and its direct and indirect wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Use of Estimates The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, including judgments about investment classifications and the reported amounts of net revenue and expenses during the reporting period. The Company believes that its most significant estimates are those related to revenue recognition, valuation and impairment of investments, its assessment of ownership interests as variable interest entities and the related determination of consolidation, share-based compensation expense, fair value of assets acquired and liabilities assumed in connection with business combinations, long-lived and intangible asset impairment, contingent consideration, income taxes and contingencies, and allowance for credit losses. On an ongoing basis, management evaluates its estimates based on historical experience and on various other factors that the Company believes to be reasonable under the circumstances. Actual results could materially differ from those estimates. Segment Reporting Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting (“ASC 280”), establishes standards for the way that public business enterprises report information about operating segments in their annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company’s business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. The Company has five operating segments which are its five reportable segments: 1) Technology & Shopping, 2) Gaming & Entertainment, 3) Health & Wellness, 4) Connectivity, and 5) Cybersecurity & Martech. Refer to Note 17 — Segment Information for additional detail. Cash and Cash Equivalents The Company considers the balance of its investment in funds that substantially hold securities that mature within three months or less from the date the Company purchases these securities to be cash equivalents. The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or are at fair value. -70-

Accounts Receivable, net Accounts receivable, net consisted of the following (in thousands): December 31, 2025 2024 Settlement receivables, net $ 313,413 $ 296,553 Trade receivables, net 346,848 349,120 Other receivables 6,955 14,550 Accounts receivable, net $ 667,216 $ 660,223 Settlement receivables, net represent amounts due from third parties that are collected by the Company and passed through to our customers, net of a fee earned by the Company, related to services provided in the facilitation of gift card processing and program management. Allowances for Credit Losses The Company maintains an allowance for credit losses on accounts receivable, which is recorded as a reduction to accounts receivable. Changes in the allowance are classified as ‘General, administrative, and other related costs’ in the Consolidated Statements of Operations. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. It also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. On an ongoing basis, management evaluates the adequacy of these reserves. The rollforward of allowance for credit losses on Accounts receivable, net is as follows (in thousands): Years ended December 31, 2025 2024 2023 Beginning balance $ 8,148 $ 6,871 $ 6,868 Current period provision for credit losses 4,027 2,898 2,809 Write-offs charged against the allowance, net of recoveries collected (1) (2,959) (1,621) (2,806) Ending balance $ 9,216 $ 8,148 $ 6,871 (1) Amounts of recoveries were immaterial for periods presented. Investments The Company accounts for its investments in debt securities in accordance with ASC Topic 320, Investments — Debt Securities (“ASC 320”). The Company’s available-for-sale debt securities are carried at an estimated fair value with any unrealized gains or losses, net of taxes, included in accumulated other comprehensive loss on our Consolidated Balance Sheets. All debt securities are accounted for on a specific identification basis. Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Expected credit losses on available-for-sale debt securities are recognized in ‘Provision for credit losses on investments’ in the Consolidated Statements of Operations, and any remaining unrealized losses, net of taxes, are included in ‘Accumulated comprehensive loss’ in the Consolidated Balance Sheets. The Company accounts for its investments in equity securities in accordance with ASC Topic 321, Investments — Equity Securities (“ASC 321”) which requires the accounting for equity investments, other than those accounted for under the equity method of accounting, generally be measured at fair value for equity securities with readily determinable fair values. Equity securities without a readily determinable fair value, which are not accounted for under the equity method of accounting, are measured at their cost, less impairment, if any, and adjusted for observable price changes arising from orderly transactions in the same or similar investment from the same issuer. Any unrealized gains or losses will be reported within earnings on our Consolidated Statements of Operations. The Company assesses whether an other-than-temporary impairment loss on an investment has occurred due to declines in fair value or other market conditions. Refer to Note 5 — Investments for additional information. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -71-

The Company accounted for its investment in Consensus common stock as an investment in equity securities, at fair value under the fair value option, and the related fair value gains and losses were recognized in earnings. The fair value of Consensus common stock was readily available as Consensus is a publicly traded company. Concentration of Credit Risk The Company primarily invests its cash, cash equivalents, and marketable securities with major financial institutions primarily within the United States, Canada, United Kingdom, Australia, the European Union, Japan, Denmark, Sweden, and Norway. These investments are made in accordance with the Company’s investment policy with the principal objectives being preservation of capital, fulfillment of liquidity needs, and above market returns commensurate with preservation of capital. The Company’s investment policy also requires that investments in marketable securities be in only highly rated instruments, with limitations on investing in securities of any single issuer. However, these investments are not insured against the possibility of a total or near complete loss of earnings or principal and are inherently subject to the credit risk related to the continued credit worthiness of the underlying issuer and general credit market risks. As of December 31, 2025, the Company’s cash and cash equivalents that were maintained in demand deposit accounts in qualifying financial institutions are insured up to the limit determined by the applicable governmental agency. Variable Interest Entities (“VIE”s) A VIE requires consolidation by the entity’s primary beneficiary. The Company evaluates its investments in entities in which it is involved to determine if the entity is a VIE and if so, whether it holds a variable interest and is the primary beneficiary. The Company has determined that it holds a variable interest in its investment as a limited partner in the OCV Fund I, LP (“OCV Fund”), as well as in another independent corporation. The Company has concluded that it will not consolidate these VIEs, as it is not the primary beneficiary. OCV Fund qualifies as an investment company under ASC Topic 946, Financial Services, Investment Companies (“ASC 946”). Under ASC Topic 323, Investments — Equity Method and Joint Ventures, an investor that holds investments that qualify for specialized industry accounting for investment companies in accordance with ASC 946 should record its share of the earnings or losses, realized or unrealized, as reported by its equity method investees in the Consolidated Statements of Operations. Fair Value Measurements The Company complies with the provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value and in disclosing fair value measurements. ASC 820 provides a framework for measuring fair value and expands the disclosures required for fair value measurements of financial and non-financial assets and liabilities. The carrying values of cash and cash equivalents, accounts receivable, interest receivable, accounts payable, accrued expenses, interest payable, customer deposits, and long-term debt are reflected in the financial statements at cost. With the exception of certain investments and long-term debt, cost approximates fair value due to the short-term nature of such instruments. The fair value of the Company’s outstanding debt was determined using the quoted market prices of debt instruments with similar terms and maturities when available. As of the same dates, the carrying value of other noncurrent liabilities approximated fair value as the related interest rates approximate rates currently available to the Company. Property and Equipment Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and is recorded in ‘Depreciation and amortization’ on the Consolidated Statements of Operations based on the function the underlying asset supports. The estimated useful lives of property and equipment range from one to ten years. Fixtures, which are comprised primarily of leasehold improvements are amortized on a straight-line basis over their estimated useful lives or for leasehold improvements, the related lease term, if less. The Company has capitalized certain internal-use software and website development costs which are included in property and equipment and depreciated using a straight-line method over the estimated useful life which is typically three years. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -72-

Leases The Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date of the lease in determining the present value of future payments. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of twelve months or less are not recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. There are lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Impairment or Disposal of Long-Lived Assets The Company accounts for long-lived assets, which include property and equipment, operating lease right-of-use assets, and identifiable intangible assets with finite useful lives (subject to amortization), in accordance with the provisions of ASC Topic 360, Property, Plant, and Equipment (“ASC 360”), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected undiscounted future net cash flows generated by the asset. If it is determined that the asset may not be recoverable, and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference. The Company assesses the impairment of identifiable definite-lived intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the Company determined that the carrying value of definite-lived intangibles and long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, it would record an impairment equal to the excess of the carrying amount of the asset over its estimated fair value. Business Combinations and Valuation of Goodwill and Intangible Assets The Company applies the acquisition method of accounting for business combinations in accordance with GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, future revenue growth rates, gross and operating margins, customer attrition rates, royalty rates, discount rates, and terminal growth rate assumptions. The Company uses established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company tests goodwill for impairment annually on October 1st at the reporting unit level, or more frequently if indicators of impairment exist, or if a decision is made to dispose of a business. The Company evaluates its goodwill and indefinite-lived intangible assets for impairment pursuant to ASC Topic 350, Intangibles— Goodwill and Other (“ASC 350”), which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested annually for impairment or more frequently if the Company believes indicators of impairment exist. In connection with the annual impairment test for goodwill, the Company has the option to perform a qualitative assessment in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, it then performs an impairment test of goodwill. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using a mix of an income approach and a market approach. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference. During the years ended December 31, 2025, 2024, and 2023, the Company recorded goodwill impairments of $17.6 million, $85.3 million, and $56.9 million, respectively. Refer to Note 8 — Goodwill and Intangible Assets for additional details. The Company did not have intangible assets with indefinite lives during years ended December 31, 2025, 2024, and 2023. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -73-

Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks, trade names, and other intangible assets, including developed technologies. The fair values of these identified intangible assets are based upon expected future cash flows or income, which take into consideration certain assumptions such as customer turnover, trade names, and patent lives. These determinations are primarily based upon the Company’s historical experience and expected benefit of each intangible asset. If it is determined that such assumptions are not accurate, then the resulting change will impact the fair value of the intangible asset. Trade names and trademarks are generally amortized on a straight-line basis with an estimated useful life ranging from two to twenty years. The Company amortizes customer relationship assets in a pattern that best reflects the pace at which the asset’s benefits are consumed with useful lives ranging from three to sixteen years. This pattern results in more amortization expense being recognized earlier in the useful life. Other purchased intangible assets subject to amortization are amortized over the period of estimated economic benefit ranging from one to ten years. Amortization expense of definite-lived intangibles assets is included in depreciation and amortization in the Consolidated Statements of Operations. Accounts Payable and Accrued Expenses Accounts payable and accrued expenses consisted of the following (in thousands): December 31, 2025 2024 Accounts payable $ 151,287 $ 164,352 Settlement payables, net 469,134 408,747 Accrued employee related costs 35,980 55,800 Other accrued liabilities 53,033 41,870 Accounts payable and accrued expenses $ 709,434 $ 670,769 Settlement payables, net represent amounts owed to our customers related to services provided in the facilitation of gift card processing and program management whereby, as part of our services we collect from third-parties and pass through payment to our customers, net of a fee earned by the Company. Contingent Consideration Certain of the Company’s acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future income thresholds or other metrics. The contingent earn-out arrangements are based upon the Company’s valuations of the acquired companies and reduce the risk of overpaying for acquisitions if the projected financial results are not achieved. The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, the Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability on the Consolidated Balance Sheets. The Company reviews and re-assesses the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could be materially different from the initial estimates or prior amounts. Changes in the estimated fair value of its contingent earn-out liabilities and adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in ‘General, administrative, and other related costs’ in the Consolidated Statements of Operations. Debt Issuance Costs and Debt Discount The Company capitalizes costs incurred with borrowing and issuance of debt securities and records debt issuance costs and discounts as a reduction to the debt amount. These costs and discounts are amortized and included in interest expense over the life of the borrowing using the effective interest method. Revenue Recognition The Company recognizes revenue when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Refer to Note 3 — Revenues for additional details. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -74-

Share-Based Compensation The Company accounts for share-based awards to employees and non-employees in accordance with the provisions of ASC Topic 718, Compensation — Stock Compensation (“ASC 718”), which requires compensation cost, measured at the grant date fair value, to be recognized over the employee’s requisite service period using the straight-line method. The measurement of share-based compensation expense is based on several criteria, including but not limited to the valuation model used and associated input factors, such as expected term of the award, stock price volatility, risk free interest rate, dividend rate, and award cancellation rate. Certain of these inputs are subjective and are determined using management’s judgment. If differences arise between the assumptions used in determining share-based compensation expense and the actual factors, which become known over time, the Company may change the input factors used in determining future share-based compensation expense. Any such changes could materially impact the Company’s results of operations in the period in which the changes are made and in periods thereafter. The amount of share-based compensation expense recognized in the Consolidated Statements of Operations is net of estimated forfeitures. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate. The expense ultimately recorded is for the awards that vest. Direct Costs Direct costs represent the Company’s costs of revenue and primarily include costs associated with compensation for personnel directly involved in revenue generation, content fees, production costs, royalty fees, hosting and licensing costs, and processing fees. Direct costs exclude depreciation and amortization expenses for all periods presented. For the years ended December 31, 2025, 2024, and 2023, direct costs were $206.6 million, $200.3 million, and $185.7 million, respectively. Research, Development, and Engineering Research, development, and engineering costs are costs associated with software design and development and primarily consist of compensation for personnel. Costs incurred during the preliminary project stage are expensed as incurred. Costs for software development incurred during the application development stage are capitalized and amortized over their estimated useful lives. We do not capitalize any costs once the software is ready for its intended use. For the years ended December 31, 2025, 2024, and 2023, research, development, and engineering expenditures were $62.0 million, $67.4 million, and $68.9 million, respectively. Advertising Costs The Company incurs external advertising costs to promote its brands. These costs primarily consist of expenses related to digital advertising on websites and apps of third parties, creative services, trade shows and similar events, marketing expenses, and marketing intelligence expenses. Advertising costs are expensed as incurred. For the years ended December 31, 2025, 2024, and 2023 external advertising costs were $119.4 million, $114.8 million, and $120.8 million, respectively. Foreign Currency Most of the Company’s foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated at exchange rates prevailing at the balance sheet dates. Revenues and expenses are translated into U.S. Dollars at average exchange rates for the period. Gains and losses resulting from translation are recorded as a component of accumulated other comprehensive income (loss). Net translation income (loss) was $27.5 million, $(12.4) million, and $13.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. Realized gains and losses from foreign currency transactions are recognized within ‘Other income (loss), net’ in the Consolidated Statements of Operations. Foreign exchange losses amounted to $(5.6) million, $(1.0) million, and $(3.9) million for the years ended December 31, 2025, 2024 and 2023, respectively. Income Taxes The Company’s income is subject to taxation in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when the Company believes that certain positions might be challenged despite the Company’s belief that its tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or lapse of a statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -75-

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets will not be realized. Valuation allowances are reviewed quarterly based upon the facts and circumstances known at the time. In assessing valuation allowances, the Company reviews historical and future expected operating results and other factors, including its recent cumulative earnings experience, expectations of future taxable income by taxing jurisdiction and the carryforward periods available for tax reporting purposes, to determine whether it is more likely than not that deferred tax assets are realizable. ASC 740 provides guidance on the minimum threshold that an uncertain income tax benefit is required to meet before it can be recognized in the financial statements and applies to all income tax positions taken by a company. ASC 740 contains a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain income tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Company recognizes accrued interest and penalties related to uncertain income tax positions in income tax expense in its Consolidated Statements of Operations. Earnings Per Common Share (“EPS”) EPS is calculated pursuant to the two-class method as defined in ASC Topic 260, Earnings per Share (“ASC 260”), which specifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends or dividend equivalents are considered participating securities and should be included in the computation of EPS pursuant to the two-class method. Basic EPS is calculated by dividing net distributed and undistributed earnings allocated to common shareholders, excluding participating securities, by the weighted-average number of common shares outstanding. The Company’s participating securities consist of its unvested share-based payment awards that contain rights to non-forfeitable dividends or dividend equivalents. The Company applies the if-converted method for the diluted net income per share calculation of convertible debt instruments. Share Repurchases The Company accounts for share repurchases on a trade date basis by allocating cost in excess of par value between retained earnings and additional paid-in capital. The repurchased shares are constructively retired and returned to an authorized but unissued status. The Company accrues a mandatory 1.0% excise tax on all completed share repurchases. Recent Accounting Pronouncements Recently issued applicable accounting pronouncements adopted In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in the update require public business entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold of equal to or greater than 5% of the amount computed by multiplying pretax income by statutory income tax rate. The amendments also require that entities disclose on an annual basis information about the amount of income taxes paid disaggregated by federal, state, and foreign taxes and the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid. The amendments eliminate some of the previously required disclosures for all entities relating to estimates of the change in unrecognized tax benefits reasonably possible within twelve months. The amendments in this update are effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. We adopted this update for the annual period ended December 31, 2025 and the amendments have been applied prospectively. Recently issued applicable accounting pronouncements not yet adopted In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The amendments in this update are intended to enhance clarity and consistency in interim reporting disclosures. The update improves the navigability of interim reporting guidance, provides a comprehensive list of required disclosures, and includes a new disclosure principle for reporting material events occurring after the most recent annual period. The guidance is effective ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -76-

for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. The Company is currently evaluating the effect of adoption of this update on our consolidated financial statements. In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update eliminates accounting considerations for software project development stages and replaces it with the requirement to commence software capitalization when (1) management has authorized and committed to funding the project and (2) it is probable that the project will be completed and will be used to perform its intended function. This update further provides the guidance about “probable- to-complete” recognition threshold. Specifically, such threshold is not considered being met when there is a significant uncertainty associated with the development activities of the software, This update is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the effect of adoption of this update on our consolidated financial statements. In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities with the practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”). This update permits all entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the current accounts receivable and current contract assets. This update is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted for financial statements that have not been issued or made available for issuance. The Company is currently evaluating the effect of adoption of this update on our consolidated financial statements. In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in this update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. For entities subject to the SEC's existing disclosure requirements and entities required to file/furnish financial statements with or to the SEC in preparation for the sale of or for the purpose of issuing securities that are not subject to contractual restrictions on transfer, the effective date for which each amendment will be the date on the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, amendments will be effective two years later. We do not anticipate that adoption of this update will have a material impact on our consolidated financial statements and related disclosures. In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expenses Disaggregation Disclosure (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The amendments in this update do not change the expense captions an entity presents on the face of the income statement; rather, they require disaggregation of certain expense captions into specified categories, including but not limited to purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statements - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This update will result in the required additional disclosures being included in our consolidated financial statements, once adopted. 3. Revenues The following describes the nature of the Company’s primary types of revenues. Advertising and Performance Marketing Advertising and performance marketing revenues are earned primarily from the delivery of advertising services and from marketing, performance marketing, and production services. Revenues from the delivery of advertising services are earned on websites and applications that are owned and operated by the Company and on those websites and applications that are part of the Company’s advertising network. Revenues are primarily earned by generating traffic to the Company’s websites, apps, and third-party platforms on which brands of the Company have a presence and monetize this traffic. The value provided to the customer is primarily derived from the provision of traffic the Company generates from its specific content within each vertical, as well as data obtained by the website or app traffic. Such revenues are generally recognized over the period in which the products or services are delivered. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -77-

The Company determines whether revenues should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The vast majority of the Company’s advertising and performance marketing revenues are recognized on a gross basis as the Company primarily acts as a “principal” as defined under ASC Topic 606, Revenue from Contracts with Customer (“ASC 606”). Revenues recognized on a gross basis are generated (i) by the Company serving online display and video advertising across its owned and operated web properties, on third-party sites, or on unaffiliated advertising networks; and (ii) through the Company’s lead-generation business. The Company records revenues on a net basis with respect to revenues paid to the Company by certain third-party advertising networks who serve online display and video advertising across the Company’s owned-and-operated web properties and certain third-party platforms. The Company also records revenues on a net basis with respect to the transfer of functional intellectual property through third-party gaming platforms and with respect to revenues earned from servicing client gift card programs. Subscription and Licensing Revenues from subscriptions are earned through (i) the granting of access to, or delivery of, data products or services to customers; (ii) usage-based fees, and (iii) reselling various third-party solutions, primarily through the Company’s email security line of business. Subscriptions cover video games and related content, health information, data, and other copyrighted material. Revenues are also earned from listing fees, subscriptions to online publications, and from other sources. Third-party solutions, along with the Company’s proprietary products, allow the Company to offer customers a variety of solutions to better meet the customer’s needs. Subscription revenues are primarily recognized over the contract term. Revenues related to the provision of access to historical data for certain services are recorded at the time of delivery. In instances where usage-based fees are charged, a significant portion of which are paid in advance, the Company defers the portions of monthly, quarterly, semi-annual, and annual fees collected in advance of the satisfaction of performance obligations and recognizes them in the period earned. Licensing revenues are earned through the license of certain assets to clients. Assets are licensed for clients’ use in their own promotional materials or otherwise and may include logos, editorial reviews, or other copyrighted material that represent symbolic intellectual property, as defined in ASC 606. Revenues under such license agreements are generally recognized over the contract term. In instances when technology assets in the form of functional intellectual property are licensed to the Company’s clients, revenues from the license of these assets are recognized at a point in time. Licensing revenues also include revenues from transactions involving the sale of perpetual software licenses, related software support, and maintenance. Revenue will be recognized when the obligations are met, either over time or at a point in time, depending on the nature of the obligation. • Revenues from software license performance obligations are generally recognized upfront at the point in time that the software is made available to the customer for download and use. • Revenues from related software support and maintenance are generally recognized ratably over the contractual period, because technical support, unspecified software product upgrades, maintenance releases, and patches are provided to customers on an as needed basis and they are available during the term of the support period. The Company determines whether revenues should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The vast majority of the subscription and licensing revenues is recognized on a gross basis as the Company primarily acts as a “principal” as defined under ASC 606. The Company records revenues on a gross basis with respect to revenues generated from the resale of various third-party solutions, primarily through its email security line of business, because the Company has control of the specified good or service prior to transferring control to the customer. Other Other revenues primarily include those from the sale of hardware used in conjunction with software described above, online course revenues, game publishing revenues, and revenues from a customer acquisition platform for subscription services companies. Hardware product and related software performance obligations, such as those relating to an operating system or firmware, are highly interdependent and interrelated and are accounted for as a bundled performance obligation. The revenues for this bundled performance obligation are generally recognized at the point in time that the hardware and software products are delivered and ownership is transferred to the customer. The Company determines whether revenues should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction, respectively. The majority of the Company’s other revenues are recognized on a gross basis as the Company primarily acts as a “principal” as defined under ASC 606. The Company records revenues on a net basis with respect to games sold on third-party platforms. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -78-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Disaggregated Revenues

Revenues from external customers classified by revenue source are as follows (in thousands).

	Years ended December 31,		
Technology & Shopping	**2025 (1)**	**2024 (1)**	**2023 (1)**
Advertising and performance marketing	$ 350,985	$ 345,655	$ 310,733
Subscription and licensing	10,438	7,158	8,256
Other	(4,827)	9,069	11,568
Total Technology & Shopping revenues	$ 356,596	$ 361,882	$ 330,557
Gaming & Entertainment			
Advertising and performance marketing	$ 124,212	$ 120,788	$ 114,074
Subscription and licensing	59,323	59,468	54,747
Other	23	20	—
Total Gaming & Entertainment revenues	$ 183,558	$ 180,276	$ 168,821
Health & Wellness			
Advertising and performance marketing	$ 335,746	$ 299,474	$ 309,182
Subscription and licensing	53,727	49,538	41,185
Other	12,880	13,396	11,556
Total Health & Wellness revenues	$ 402,353	$ 362,408	$ 361,923
Connectivity			
Advertising and performance marketing	$ 12,642	$ 11,926	$ 13,112
Subscription and licensing	202,065	185,994	179,286
Other	16,026	15,700	19,120
Total Connectivity revenues	$ 230,733	$ 213,620	$ 211,518
Cybersecurity & Martech			
Subscription and licensing	$ 273,115	$ 283,502	$ 291,209
Other	4,913	—	—
Total Cybersecurity & Martech revenues	$ 278,028	$ 283,502	$ 291,209
Total Revenues	$ 1,451,268	$ 1,401,688	$ 1,364,028

(1) Amounts presented are net of inter-segment revenues.

The Company recorded $188.9 million and $181.7 million of revenue for the years ended December 31, 2025 and 2024, respectively, which was previously included in the deferred revenue balance as of the beginning of each respective year.

Performance Obligations

The Company may be a party to multiple concurrent contracts with the same customers, or a party or parties related to those customers. Some of these situations may require an evaluation to determine if those arrangements should be accounted for as a single contract. The Company's contracts with customers may include multiple performance obligations, including contracts when advertising and licensing services are sold together.

The Company determines the transaction price based on the amount to which the Company expects to be entitled in exchange for services provided. The Company includes any fixed consideration within its contracts as part of the total transaction price. The Company's contracts occasionally contain variable consideration, such as commissions that are recognized in the period of the commissionable event. Payment terms vary by type and location of customers and the services

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offered. The time between invoicing and when payment is due is generally not significant. Due to the nature of the services provided, there are no obligations for returns. Advertising and performance marketing revenues consist primarily of performance obligations that are satisfied over time, where the customer simultaneously receives and consumes the benefit of the services provided. In certain instances, the Company provides content to its advertising partners and receives a revenue share based on the terms of the agreement. Revenues are recognized based on delivery of services over the contract period for advertising. The Company believes that the methods described are a faithful depiction of the transfer of goods and services. Depending on individual contracts with customers, revenues from advertising and performance marketing revenues are recognized over time as distinct performance obligations are satisfied, including when: • Online display and video advertising in form of impressions, video views and other means is placed for viewing on the Company’s owned-and-operated properties and on third-party sites. • Commissions are earned upon the sale of an advertised product. • Qualified sales leads are delivered. • Visitor “clicks through” an advertisement. Subscription and licensing revenues are earned from (i) subscription services with performance obligations that are satisfied over time; and (ii) licensing arrangements that have standalone functionality with performance obligations satisfied at a point in time, where the customer simultaneously receives and consumes the benefit of the services provided regardless of whether the customer uses the services. The Company believes that the methods described are a faithful depiction of the transfer of goods and services. Depending on the individual contracts with the customer, revenues for subscription and licensing services are recognized over the contract period as distinct performance obligations are satisfied, including when: • Voice, email marketing, and search engine optimization as services are delivered. • Consumer privacy services and data backup capabilities are provided. • Security solutions, including email and endpoint, are provided. • Access is granted to data products and services. • Continuing access to the content on our websites and apps is provided. The Company has concluded the best measure of progress toward the complete satisfaction of the performance obligation delivered over the time is a time-based measure. The Company recognizes revenues on a straight-line basis throughout the subscription period, or as usage occurs, or when functional intellectual property is delivered for services outside of the subscription. Other revenues consist primarily of performance obligations that are satisfied at a point in time at which control for goods and services is transferred to a customer. The Company believes that the methods described are a faithful depiction of the transfer of goods and services. Transaction Price Allocation to Future Performance Obligations As of December 31, 2025, the aggregate amount of transaction price that is allocated to future performance obligations was approximately $68.1 million and is expected to be recognized as follows: 62% by December 31, 2026 and 38% thereafter. The amount disclosed does not include revenues related to performance obligations that are part of contracts with original expected durations of twelve months or less or portions of the contracts that remain subject to cancellations. Further, the disclosure does not include contracts for which the transaction price is a variable consideration that corresponds directly with the Company’s performance. Sales Taxes The Company has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are (i) both imposed on and concurrent with a specific revenue-producing transaction and (ii) collected by the Company from a customer. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -80-

Costs to Obtain a Contract The Company’s revenues are primarily generated from customer contracts that are for one year or less. Costs primarily consist of incentive compensation paid to employees based on the achievements of sales targets in a given period for related revenue streams and are recognized in the month when the revenue is earned. Incentive compensation is paid on the issuance or renewal of the customer contract. The Company also partners with various affiliates in order to generate a portion of its revenues for certain lines of business. The commissions earned by the Company’s affiliates are incentive based and are paid on the acquisition of new customers in a given period. As a practical expedient, for employee and affiliate commissions, amortization periods of which are determined to be one year or less, the Company expenses any incremental costs of obtaining the contract with a customer when incurred. For those customers with amortization periods determined to be greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit. As of December 31, 2025 and 2024, the Company capitalized approximately $14.6 million and $14.2 million, respectively, related to affiliate commissions and they are included in ‘Prepaid expenses and other current assets’ and ‘Other assets’ in the Consolidated Balance Sheets. In addition, the Company pays fees to app stores for the distribution of its paid mobile apps. The Company defers and amortizes mobile app store fees related to subscriptions over the term of the applicable subscription. As of December 31, 2025 and 2024, the Company deferred approximately $4.4 million and $6.0 million, respectively, related to app store fees and are included in ‘Prepaid expenses and other current assets’ in the Consolidated Balance Sheets. During the years ended December 31, 2025, 2024, and 2023, the Company recognized expense of $26.5 million, $26.2 million, and $21.7 million respectively, related to the amortization of capitalized costs to obtain a contract with a customer. Practical Expedients Existence of a Significant Financing Component in a Contract If at contract inception, the Company expects that the period between payment by the customer and the transfer of promised goods or services by the Company to the customer will be one year or less, the Company does not assess whether a contract has a significant financing component. In addition, the Company has determined that the payment terms that the Company provides to its customers are structured primarily for reasons other than the provision of finance to the customer. The Company typically charges a single upfront amount for services because other payment terms would affect the nature of the risk assumed by the Company to provide service given the costs of the customer acquisition and the highly competitive and commoditized nature of the business it operates, which allows customers to easily move from one provider to another. This additional risk may make it uneconomical to provide the service. 4. Acquisitions and Dispositions Acquisitions The Company uses acquisitions as a strategy to grow its customer base by increasing its presence in new and existing markets, expand and diversify its service offerings, enhance its technology, and acquire skilled personnel. 2025 Acquisitions The Company completed seven immaterial acquisitions during the year ended December 31, 2025, paying the purchase price in cash for each transaction. These acquisitions were comprised of six acquisitions that were accounted for as business combinations and one accounted for as an asset acquisition. Total consideration for these acquisitions was $81.9 million, or $76.7 million, net of cash acquired. Goodwill recognized for these acquisitions during the year ended December 31, 2025 was $30.6 million, of which $21.0 million is expected to be deductible for income tax purposes. Approximately $40.2 million of definite-lived intangibles were recorded in connection with the acquisitions during the year ended December 31, 2025, including $25.1 million of Customer relationships, net, $7.0 million of Trade names and trademarks, net, and $8.1 million of Other purchased intangibles, net. The initial accounting for one of the 2025 business acquisitions is incomplete due to the timing of available information and is subject to change. As of December 31, 2025, the Company has recorded provisional amounts for certain intangible assets (including customer relationships, trade names, and other purchased intangibles), preliminary acquisition date working capital, and related tax items. The Condensed Consolidated Statement of Operations reflects the results of operations of the 2025 acquisitions since the date of each respective acquisition. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -81-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2024 Acquisitions

The Company completed the following acquisitions during the year ended December 31, 2024, paying the purchase price in cash in each transaction: (a) a purchase of 100% of the equity interest in TDS Gift Cards ("TDS"), acquired on February 5, 2024, a digital gifting and branded payments platform, which is reported within our Technology & Shopping segment; (b) a purchase of 100% of the equity interest in CNET Media, Inc. and certain related entities ("CNET"), acquired on September 12, 2024, a digital medial publication platform, which is reported within our Technology & Shopping segment; and (c) two other immaterial acquisitions. All of these acquisitions were accounted for as business combinations. The acquisition of TDS expanded our ability to offer innovative shopping solutions to our merchant partners and broaden our capabilities to help facilitate commerce between consumers and some of the market's most highly visible brands. The acquisition of CNET allowed us to reach a wider audience that is attractive to advertisers in the technology space. Total consideration for all businesses acquired in 2024 was $365.1 million, or $219.2 million, net of cash acquired.

The following table summarizes the fair value amounts recognized for the assets acquired and liabilities assumed for our 2024 acquisitions (in thousands):

	Valuation	
Assets and Liabilities	**TDS**	**CNET (2)**
Cash	$ 142,957	$ —
Accounts receivable and other current assets (1)	171,290	17,236
Intangible assets	108,340	100,500
Goodwill (2)	81,248	36,316
Deferred tax asset, noncurrent (3)	—	11,412
Other assets	203	1,480
Accounts payable and other current liabilities	(290,161)	(11,827)
Deferred tax liability, noncurrent	(25,442)	(169)
Deferred revenue, noncurrent	—	—
Other noncurrent liabilities	(847)	(700)
Total	$ 187,588	$ 154,248

(1) The fair value of the assets acquired includes accounts receivable of $170.7 million (including Settlement receivables, net of $166.8 million) related to TDS and $16.5 million related to CNET.

(2) During the year ended December 31, 2025, we recorded a measurement period adjustment of $(1.2) million to Customer relationships, $0.7 million to Other purchased intangibles assets, $0.9 million to Accounts receivable and other current assets, $0.8 million to Other assets, $(0.7) million to Other noncurrent liabilities, and $(0.2) million to Deferred tax liability, noncurrent with corresponding adjustments to Goodwill.

(3) Deferred tax asset balance for CNET is presented within 'Deferred income taxes' in the Consolidated Balance Sheets.

The accompanying Consolidated Statements of Operations reflects the results of operations of the 2024 acquisitions since the date of each respective acquisition.

For the year ended December 31, 2024, the Company recorded $83.2 million of incremental revenue from the businesses acquired during 2024. Net income from continuing operations contributed by these acquisitions was not separately identifiable due to the Company's integration activities and is impracticable to provide.

Unaudited Pro Forma Financial Information for the 2024 Acquisitions

The following unaudited pro forma information reflects the combined results from these 2024 acquisitions had they occurred on January 1, 2023. This information is not necessarily indicative of the Company's consolidated results of operations in future periods or the results that actually would have been realized had the Company and the acquired businesses been combined companies during the periods presented. These pro forma results are estimates and exclude any savings or synergies that would have resulted from these business acquisitions had they occurred on January 1, 2023. This unaudited pro forma supplemental information includes incremental intangible asset amortization and other charges as a result of the acquisitions, net of the related tax effects.

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Years ended December 31, (in thousands, except per share data) 2024 2023 (unaudited) Revenues $ 1,470,182 $ 1,521,064 Net income $ 49,433 $ 22,206 Income per common share from continuing operations - Basic $ 1.11 $ 0.48 Income per common share from continuing operations - Diluted $ 1.11 $ 0.48 2023 Acquisitions The Company completed two immaterial acquisitions during the year ended December 31, 2023, paying the purchase price in cash in each transaction. The accompanying Consolidated Statements of Operations reflect the results of operations of the 2023 acquisitions since the date of each respective acquisition. Goodwill recognized associated with these acquisitions during the year ended December 31, 2023 was $6.5 million, all of which is expected to be deductible for income tax purposes. Approximately $7.2 million of definite-lived intangibles were recorded in connection with the acquisitions during the year ended December 31, 2023. During the year ended December 31, 2023, the Company recorded adjustments to the initial working capital and to the purchase accounting of certain prior period acquisitions due to the finalization of prior period acquisitions in the Health business which resulted in a net decrease in goodwill of $0.1 million. Dispositions On December 31, 2025, the Company completed the disposition of its video game publishing business within its Technology & Shopping reportable segment, which did not meet the criteria for discontinued operations. The Company sold its entire video game publishing business, including but not limited to its unreleased and released video games, including trademarks as applicable, and working capital. Total consideration received includes cash proceeds upon disposition and cash contingent consideration to be paid over five years. The Company made an accounting policy election to record the contingent consideration as the contingent consideration is earned and the contingencies are resolved under ASC Topic 450, Commitments and Contingencies. Thus an estimate of the fair value of contingent consideration is not included within the determination of the loss on sale. Total recognized pre-tax loss on disposal of the video game publishing business was $58.0 million and is included in ‘Loss on sale of businesses’ in the Consolidated Statements of Operations. 5. Investments Investments consist of equity and debt securities. Investment in equity securities On October 7, 2021, we completed the separation of our cloud fax business (the “Separation”) into an independent publicly traded company. Following the Separation, the Company retained an interest in Consensus common stock. During the year ended December 31, 2023, the Company sold 52,393 shares of common stock of Consensus in the open market. As of December 31, 2023, the carrying value of the investment in Consensus was $27.1 million, which was included in ‘Short-term investments’ in the Consolidated Balance Sheets. The Company accounted for its investment in Consensus at fair value under the fair value option, and the related fair value gains and losses are recognized in earnings. During the year ended December 31, 2024, the Company sold its remaining 1,034,295 shares of Consensus in the open market. As of December 31, 2025 and 2024, the Company did not hold any shares of the common stock of Consensus. The Company accounted for its investment in Consensus at fair value under the fair value option, and the related fair value gains and losses were recognized in earnings. For the years ended December 31, 2025, 2024, and 2023, losses of zero, $7.7 million, and $28.1 million, respectively, were recorded in the Consolidated Statements of Operations. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -83-

On July 31, 2023, the Company entered into an agreement to purchase a $25.0 million minority equity ownership interest in OpenEvidence (formerly known as Xyla), an artificial intelligence company. This minority investment was made in the form of cash and shares of the Company’s common stock. The Company accounted for its investment in OpenEvidence as an equity investment without a readily determinable fair value measured under the measurement alternative in accordance with ASC 321. As of December 31, 2024, the investment in OpenEvidence had a carrying value of $25.3 million, including transaction costs, and was included in ‘Long-term investments’ in the Condensed Consolidated Balance Sheets. On April 24, 2025, the Company sold its minority interest in OpenEvidence for $29.7 million, including $25.2 million in cash and 143,161 shares of the Company’s common stock, all of which had been issued in the purchase of the minority interest in OpenEvidence. Investment in corporate debt security On April 12, 2022, the Company entered into an agreement with an entity to acquire 4% convertible notes with an aggregate value of $15.0 million. On May 19, 2023, the Company entered into the Note Amendment Agreement (the “Amendment”) with respect to the same entity. The Amendment increased the interest rate on the convertible notes to 6%, extended the maturity date, and subordinated all existing and future obligations, liabilities, and indebtedness of the entity to the entity’s senior creditor, as defined in the Amendment. This investment is included in ‘Short-term investments’ in the Consolidated Balance Sheets and is classified as available-for-sale. The investment was initially measured at its transaction price and subsequently re-measured at fair value, with unrealized gains and losses reported as a component of other comprehensive income. In evaluating the available-for-sale debt security, the Company elected to exclude accrued interest receivable from the fair value and amortized cost basis. The amortized cost of the available-for-sale debt security excluded accrued interest receivable of zero, net of allowance for credit losses of $2.6 million, as of December 31, 2025 and $2.1 million, net of allowance for credit losses of zero, as of December 31, 2024, which is presented in 'Prepaid expenses and other current assets' in the Consolidated Balance Sheets. During the year ended December 31, 2025, based on the latest available financial and certain other information related to the issuing entity, the Company determined that the fair value of its investment in this corporate debt security was below its amortized cost. Based on this information, the Company determined that a credit loss exists. During the year ended December 31, 2025, the Company recognized the provision for credit losses of $17.6 million on the total amount of accrued interest receivable and amortized cost of the available-for-sale debt security in ‘Provision for credit losses on investments’ in the Consolidated Statements of Operations. An additional $3.5 million, before tax, representing the excess of unrealized losses over the provision for credit losses was recognized in ‘Accumulated other comprehensive loss’ in the Consolidated Balance Sheets. There were no investments in an unrealized loss position as of December 31, 2024. The Company does not intend to sell its available-for-sale corporate debt security. In addition, it is more likely than not that the Company will not be required to sell it before recovery of the amortized cost basis, which may be at maturity. As of December 31, 2025, the carrying value and the maximum exposure of the Company’s investment in the corporate debt security was approximately zero and $15.0 million, with a contractual maturity date that was less than one year. As of December 31, 2024, both the carrying value and the maximum exposure of the Company’s investment in the corporate debt security was approximately $17.8 million, with a contractual maturity date that was more than one year but less than five years. Cumulative gross unrealized gains (losses) on investment in the corporate debt security as of December 31, 2025 were zero. Cumulative gross unrealized gains on investment in the corporate debt security as of December 31, 2024 were approximately $2.8 million, respectively. Equity method investment On September 25, 2017, the Company entered into a commitment to invest in the OCV Fund. The Company recognizes its equity in the net earnings or losses relating to the investment in OCV Fund on a one-quarter lag due to the timing and availability of financial information from OCV Fund. If the Company becomes aware of a significant decline in value that is other-than-temporary, the loss will be recorded in the period in which the Company identifies the decline. During the years ended December 31, 2025, 2024, and 2023, the Company recognized (loss) income from equity method investment of $(7.9) million, $11.2 million, and $(9.3) million, net of taxes, respectively. During the year ended December 31, 2025, the loss was primarily a result of a $21.2 million, net of tax, other-than-temporary impairment related to one of the underlying investments of the OCV Fund that had a significant deterioration in its financial performance and expected future cash flows. The impairment amount represented substantially all of the Company’s proportionate interest in the underlying investment. The loss was offset in part by an increase in the value of certain other OCV Fund investments. During the years ended December 31, 2024 and 2023, the income or loss were primarily the result of gains or losses in the underlying investments. During the year ended December 31, 2025, the Company received a distribution from the OCV Fund of $10.8 million. As of December 31, 2025, both the carrying value and the maximum exposure of the Company’s equity method ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -84-

investment was approximately $93.2 million. As of December 31, 2024, both the carrying value and the maximum exposure of the Company’s equity method investment was approximately $115.0 million. These equity securities are included within ‘Long-term investments’ in the Consolidated Balance Sheets. As a limited partner, the Company’s maximum exposure to loss is limited to its proportional ownership in the partnership. In addition, the Company is not required to contribute any further capital. Finally, there are no call or put options, or other types of arrangements, which limit the Company’s ability to participate in losses and returns of the OCV Fund. 6. Fair Value Measurements The Company complies with the provisions of ASC 820, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements of financial and non-financial assets and liabilities. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value. § Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. § Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. § Level 3 – Unobservable inputs which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Recurring Fair Value Measurements The Company’s money market funds are classified within Level 1. The Company values these Level 1 investments using quoted market prices. The fair value of the Company’s investment in Consensus common stock was determined using quoted market prices, which is Level 1 input. During the year ended December 31, 2024, the Company sold its remaining investments in Consensus common stock (see Note 5 — Investments). The Company has an investment in a corporate debt security that does not have a readily determinable fair value because the acquired security is privately held, not traded on any public exchanges and not an investment in a mutual fund or similar investment. The investment is classified as available-for-sale and is initially measured at its transaction price. The fair value of the corporate debt security is determined primarily based on estimates and assumptions, including Level 3 inputs. During the years ended December 31, 2025, the Company determined that the fair value of the Company’s investment in this corporate debt security fell to zero based on the latest available financial and certain other information related to the issuing entity. Refer to Note 5 — Investments for further information. As of December 31, 2024, the fair value was determined based upon various probability-weighted scenarios which included discount rate assumptions between 9% and 10%, depending on the probability scenario. In addition, the determination of fair value included a conversion timeframe of approximately six months to two years, depending on the probability scenario, as of December 31, 2024. The Company classifies its contingent consideration liability in connection with acquisitions within Level 3 because factors used to develop the estimated fair value are unobservable inputs, such as volatility and market risks, and are not supported by market activity. The valuation approaches used to value Level 3 investments considers unobservable inputs in the market such as time to liquidity, volatility, risk-free rates, dividend yield, and breakpoints. The Company also estimates the fair value of certain contingent consideration arrangements based upon its current expectation of achievement of the targets underlying the contingent consideration. Significant increases or decreases in any of the inputs in isolation could result in a significantly lower or higher fair value measurement. In connection with certain of the Company’s acquisitions, contingent consideration may be payable upon achieving certain future earnings before interest, taxes, depreciation and amortization (“EBITDA”), gross margin, and/or revenue thresholds and had a combined fair value of $6.8 million and $2.8 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the possible payments under these arrangements ranged from zero to a maximum total of $9.2 million. As of December 31, 2024, the possible payments under these arrangements ranged from zero to a maximum total of ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -85-

$2.8 million. As of December 31, 2024, the contingent consideration was determined using a 100% probability of payout at the maximum amount, without any other estimates applied. The following tables present the fair values of the Company’s financial assets or liabilities that are measured at fair value on a recurring basis (in thousands): December 31, 2025 Level 1 Level 2 Level 3 Fair Value Carrying Value Assets: Cash equivalents: Money market and other funds $ 86,657 $ — $ — $ 86,657 $ 86,657 Total assets measured at fair value $ 86,657 $ — $ — $ 86,657 $ 86,657 Liabilities: Contingent consideration $ — $ — $ 6,837 $ 6,837 $ 6,837 Total liabilities measured at fair value $ — $ — $ 6,837 $ 6,837 $ 6,837 December 31, 2024 Level 1 Level 2 Level 3 Fair Value Carrying Value Assets: Cash equivalents: Money market and other funds $ 85,833 $ — $ — $ 85,833 $ 85,833 Long-term investments: Investment in corporate debt securities — — 17,788 17,788 17,788 Total assets measured at fair value $ 85,833 $ — $ 17,788 $ 103,621 $ 103,621 Liabilities: Contingent consideration $ — $ — $ 2,834 $ 2,834 $ 2,834 Total liabilities measured at fair value $ — $ — $ 2,834 $ 2,834 $ 2,834 At the end of each reporting period, management reviews the inputs to the fair value measurements of financial and non-financial assets and liabilities to determine when transfers between levels are deemed to have occurred. For the year ended December 31, 2025 and 2024, there were no transfers that occurred between levels. The following table presents a reconciliation of the Company’s Level 3 financial assets related to our contingent consideration arrangements and investment in corporate debt security that are measured at fair value on a recurring basis (in thousands): Years ended December 31, 2025 2024 Contingent Consideration Arrangements Corporate Debt Securities Contingent Consideration Arrangements Corporate Debt Securities Balance as of January 1 $ 2,834 $ 17,788 $ 2,834 $ 15,699 Fair value at date of acquisition 6,865 — — — Fair value adjustments (1) (2,784) (17,788) — 2,089 Foreign currency translation adjustment (78) — — — Balance as of December 31 $ 6,837 $ — $ 2,834 $ 17,788 (1) During the years ended December 31, 2025, the fair value adjustments to the contingent consideration arrangements in the table above were recorded within ‘General, administrative, and other related costs’ in the Consolidated Statements of Operations and relate to changes in the expected payout against financial targets. During the years ended December 31, 2025 and 2024, the fair value adjustments to the corporate debt security in the table above were recorded in ‘Change in fair value on available-for-sale investments, net’ in the Consolidated Statements of Comprehensive Income for the portion of the change that does not relate to change in credit conditions and in the ‘Provision for credit losses on investments’ in the Consolidated Statements of Operations for the portion of the change that relates to change in credit conditions. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -86-

Nonrecurring Fair Value Measurements The Company’s non-financial assets, such as goodwill, intangible assets, right-of-use assets, and property, plant and equipment, are adjusted to fair value only when an impairment is recognized. The Company’s financial assets, comprised of equity securities without readily determinable fair value, are adjusted to fair value when observable price changes are identified or due to impairment. Such fair value measurements are based predominately on Level 3 inputs. See Note 8 — Goodwill and Intangible Assets for further information on goodwill impairment charges recorded in the years ended December 31, 2025 and 2024. Other Fair Value Disclosures The fair value of the Company’s 4.625% Senior Notes, 3.625% Convertible Notes, and 1.75% Convertible Notes (as defined in Note 9 — Debt) was determined using quoted market prices or dealer quotes for instruments with similar maturities and other terms and credit ratings, which are Level 1 inputs. If such information is not available for the 1.75% Convertible Notes and 3.625% Convertible Notes, the fair value is determined using cash-flow models of the scheduled payments discounted at market interest rates for comparable debt without the conversion feature. The following table presents the carrying value and the fair value of financial instruments measured at fair value only for disclosure purposes (in thousands) December 31, 2025 2024 Carrying Value Fair Value Carrying Value Fair Value 4.625% Senior Notes $ 457,645 $ 434,736 $ 457,211 $ 420,935 1.75% Convertible Notes $ 148,685 $ 145,381 $ 148,186 $ 139,976 3.625% Convertible Notes $ 260,170 $ 256,568 $ 258,885 $ 259,200 7. Property and Equipment Property and equipment, stated at cost, consists of the following (in thousands): December 31, 2025 2024 Computer hardware, software, and related equipment $ 662,630 $ 546,777 Furniture and equipment 5,211 4,820 Leasehold improvements 8,987 7,328 676,828 558,925 Less: Accumulated depreciation and amortization (463,649) (361,710) Total property and equipment, net $ 213,179 $ 197,216 Depreciation expense included in ‘Depreciation and amortization’ in our Consolidated Statements of Operations was $106.9 million, $94.4 million, and $92.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -87-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

8. Goodwill and Intangible Assets

Goodwill

The changes in carrying amounts of goodwill for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Technology & Shopping	Gaming & Entertainment	Health & Wellness	Connectivity	Cybersecurity & Martech	Consolidated
Balance as of January 1, 2024	$ 293,652	$ 61,485	$ 403,257	$ 258,486	$ 529,185	$ 1,546,065
Goodwill acquired (Note 4)	117,855	6,811	—	—	4,532	129,190
Goodwill removed due to sale of businesses [(1)]	(3,983)	—	—	—	—	(3,983)
Goodwill impairment	(85,273)	—	—	—	—	(85,273)
Foreign exchange translation	(194)	5	(201)	(1,544)	(3,815)	(5,741)
Balance as of December 31, 2024	$ 322,057	$ 68,301	$ 403,056	$ 256,942	$ 529,902	$ 1,580,258
Goodwill acquired (Note 4)	—	11,552	508	401	18,160	30,621
Purchase accounting adjustments [(2)]	(291)	48	—	—	123	(120)
Goodwill impairment	—	—	—	—	(17,579)	(17,579)
Foreign exchange translation	36	625	1,034	3,230	9,432	14,357
Balance as of December 31, 2025	$ 321,802	$ 80,526	$ 404,598	$ 260,573	$ 540,038	$ 1,607,537

(1) During the year ended December 31, 2024, in a cash transaction, the Company sold an international business at the Technology & Shopping reportable segment, which resulted in $4.0 million of goodwill being removed in connection with this sale.

(2) Purchase accounting adjustments relate to measurement period adjustments to goodwill in connection with prior business acquisitions (see Note 4 — *Acquisitions and Dispositions*).

During the year ended December 31, 2025, on its annual assessment date, the Company performed quantitative fair value tests of all of its reporting units following a sustained decline in the Company's stock price. Based on the quantitative fair value tests, the carrying value of one reporting unit within the Cybersecurity & Martech reportable segment exceeded its fair value, and the Company recorded an impairment of approximately $17.6 million during the year ended December 31, 2025. The Company also performed an interim quantitative test as of December 31, 2025 on one of its reporting units within its Technology & Shopping reportable segment and the fair value was in excess of its carrying value and no impairment was recorded.

During the year ended December 31, 2024, the Company reassessed the fair value of certain reporting units within the Technology & Shopping, Health & Wellness, and Cybersecurity & Martech reportable segment as a result of a sustained decline in the Company's stock price and forecasted reductions in revenue or EBITDA in certain of its reporting units. Based on the quantitative fair value test of two reporting units within the Technology & Shopping reportable segment, the carrying value of the reporting units exceeded their fair value, and the Company recorded an impairment of approximately $85.3 million during the year ended December 31, 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In each period, the fair value of the reporting units was determined using an equal weighting of an income approach that was based on the discounted estimated future cash flows of the reporting unit and a market approach that uses the guideline public company approach. We believe the combination of these approaches provides an appropriate valuation because it incorporates the expected cash generation of the reporting unit in addition to how a third-party market participant would value the reporting unit. As the business is assumed to continue in perpetuity, the discounted future cash flows include a terminal value. Determining fair value using a discounted estimated future cash flow analysis requires the exercise of significant judgment with respect to several items, including the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the discounted cash flow analyses were based on the most recent forecast for the reporting unit. For years beyond the forecast period, the estimates were based, in part, on forecasted growth rates. The discount rate the Company used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. Determining fair value using a market approach considers multiples of financial metrics based on trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined, which is applied to financial metrics to estimate the fair value of the reporting unit.

Goodwill as of December 31, 2025 reflects accumulated impairment losses of $169.5 million in the Technology & Shopping reportable segment and $17.6 million in the Cybersecurity & Martech reportable segment. Goodwill as of December 31, 2024 reflects accumulated impairment losses of $169.5 million in the Technology & Shopping reportable segment.

Intangible Assets Subject to Amortization

As of December 31, 2025, intangible assets subject to amortization relate primarily to the following (in thousands):

	Historical Cost	Accumulated Amortization	Net
Trade names and trademarks	$ 372,715	$ 243,326	$ 129,389
Customer relationships	823,406	646,876	176,530
Other purchased intangibles	410,351	372,058	38,293
Total	$ 1,606,472	$ 1,262,260	$ 344,212

As of December 31, 2024, intangible assets subject to amortization relate primarily to the following (in thousands):

	Historical Cost	Accumulated Amortization	Net
Trade names and trademarks	$ 375,449	$ 222,430	$ 153,019
Customer relationships	836,254	620,926	215,328
Other purchased intangibles	421,128	363,726	57,402
Total	$ 1,632,831	$ 1,207,082	$ 425,749

Expected amortization expenses for intangible assets subject to amortization at December 31, 2025 are as follows (in thousands):

Fiscal Year:	
2026	$ 100,740
2027	75,587
2028	47,608
2029	37,650
2030	28,674
Thereafter	53,953
Total expected amortization expense	$ 344,212

Amortization expense included in ‘Depreciation and amortization’ in our Consolidated Statements of Operations was approximately $121.7 million, $117.5 million, and $144.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

9. Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2025	2024
4.625% Senior Notes	$ 460,038	$ 460,038
1.75% Convertible Notes	149,109	149,109
3.625% Convertible Notes	263,147	263,147
Total Notes	872,294	872,294
Credit Agreement	—	—
Less: Unamortized discount	(4,283)	(5,676)
Deferred issuance costs (1)	(1,511)	(2,336)
Total long-term debt	$ 866,500	$ 864,282
Less: current portion	(148,685)	—
Total long-term debt, less current portion	$ 717,815	$ 864,282

(1) Includes $0.6 million and $0.7 million of carrying amount of deferred issuance costs on the 4.625% Senior Notes as of December 31, 2025 and December 31, 2024, respectively, $0.4 million and $0.9 million of carrying amount of deferred issuance costs on the 1.75% Convertible Notes as of December 31, 2025 and December 31, 2024, respectively, and $0.5 million and $0.7 million of carrying amount of deferred issuance costs on the 3.625% Convertible Notes as of December 31, 2025 and December 31, 2024, respectively.

At December 31, 2025, future principal and interest payments for debt are as follows (in thousands):

	Principal	Interest
2026	$ 149,109	$ 33,426
2027	—	30,816
2028	263,147	26,047
2029	—	21,277
2030	460,038	21,276
Thereafter	—	—
Total	$ 872,294	$ 132,842

Interest expense was $37.6 million, $35.3 million, and $41.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

4.625% Senior Notes

On October 7, 2020, the Company completed the issuance and sale of $750.0 million aggregate principal amount of its 4.625% senior notes due 2030 (the "4.625% Senior Notes") in a private placement offering exempt from the registration requirements of the Securities Act of 1933, as amended. The Company received proceeds of $742.7 million, after deducting the initial purchasers' discounts, commissions and offering expenses. The net proceeds were used to redeem all of its then outstanding 6.0% Senior Notes due in 2025 and the remaining net proceeds were available for general corporate purposes, including acquisitions and the repurchase or redemption of other outstanding indebtedness.

These 4.625% Senior Notes bear interest at a rate of 4.625% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, and payments commenced on April 15, 2021. The 4.625% Senior Notes mature on October 15, 2030, and are senior unsecured obligations of the Company which are guaranteed, jointly and severally, on an unsecured basis by certain of the Company's existing and future domestic direct and indirect wholly-owned subsidiaries (collectively, the "Guarantors"). If the Company or any of its restricted subsidiaries acquires or creates a domestic restricted subsidiary, other than an Insignificant Subsidiary (as defined in the indenture pursuant to which the 4.625% Senior Notes were issued (the "Indenture")), after the issue date, or any Insignificant Subsidiary ceases to fit within the definition of Insignificant Subsidiary, such restricted subsidiary is required to unconditionally guarantee, jointly and severally, on an unsecured basis, the Company's obligations under the 4.625% Senior Notes.

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The Company may redeem some or all of the 4.625% Senior Notes at any time on or after October 15, 2025 at specified redemption prices plus accrued and unpaid interest, if any, up to, but excluding the redemption date. In addition, at any time prior to October 15, 2025, the Company was permitted to redeem some or all of the 4.625% Senior Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an applicable “make-whole” premium. The discount and deferred issuance costs are being amortized, at an effective interest rate of 4.7%, to interest expense through the maturity date. The Indenture contains covenants that restrict the Company’s ability to (i) pay dividends or make distributions on the Company’s common stock or repurchase the Company’s capital stock; (ii) make certain restricted payments; (iii) create liens or enter into sale and leaseback transactions; (iv) enter into transactions with affiliates; (v) merge or consolidate with another company; and (vi) transfer and sell assets. These covenants contain certain exceptions. Restricted payments are applicable only if the Company and subsidiaries designated as restricted subsidiaries have a net leverage ratio of greater than 3.5 to 1.0. In addition, if such net leverage ratio is in excess of 3.5 to 1.0, the restriction on restricted payments is subject to various exceptions, including the total aggregate amount not exceeding the greater of (A) $250 million and (B) 50.0% of EBITDA for the most recently ended four fiscal quarter period ended immediately prior to such date for which internal financial statements are available. The Company is in compliance with its debt covenants for the 4.625% Senior Notes as of December 31, 2025. Cumulatively as of December 31, 2025, the Company has repurchased approximately $290 million in aggregate principal of its 4.625% Senior Notes. The following table provides additional information on the 4.625% Senior Notes (in thousands): December 31, 2025 2024 Principal amount of 4.625% Senior Notes $ 460,038 $ 460,038 Less: Unamortized discount (1,818) (2,148) Less: Deferred issuance costs (575) (679) Net carrying amount of 4.625% Senior Notes $ 457,645 $ 457,211 The following table provides the components of interest expense related to 4.625% Senior Notes (in thousands): Years ended December 31, 2025 2024 2023 Coupon interest expense $ 21,277 $ 21,269 $ 21,159 Amortization of discount and deferred issuance costs 434 415 396 Total interest expense related to 4.625% Senior Notes $ 21,711 $ 21,684 $ 21,555 1.75% Convertible Notes On November 15, 2019, the Company issued $550.0 million aggregate principal amount of 1.75% convertible senior notes due November 1, 2026 (the “1.75% Convertible Notes”). The Company received proceeds of $537.1 million in cash, net of purchasers’ discounts and commissions and other debt issuance costs. A portion of the net proceeds were used to pay off all amounts outstanding under the then-existing Credit Facility. The 1.75% Convertible Notes bear interest at a rate of 1.75% per annum, payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2020. The 1.75% Convertible Notes will mature on November 1, 2026, unless earlier converted or repurchased. Under certain conditions set forth in the indenture, the 1.75% Convertible Notes bear additional interest of 0.50% per annum payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. During the year ended December 31, 2023, the Company recorded $7.7 million of interest expense related to the 1.75% Convertible Notes for such additional interest. The Company paid $7.0 million of this interest obligation to the trustee under the indenture for the 1.75% Convertible Notes in August 2023 and the remaining $0.7 million in November 2023. As of August 1, 2023, the Company has complied with the conditions set forth in the indenture. As such, the cumulative $7.7 million interest expense was non-recurring. On July 16, 2024, the Company exchanged approximately $400.9 million in aggregate principal amount of its 1.75% Convertible Notes as part of the Exchange Transaction, as defined below. As of December 31, 2024, the remaining principal amount of the 1.75% Convertible Notes was $149.1 million. The Company also paid outstanding and accrued interest of $1.5 million on the exchanged 1.75% Convertible Notes during 2024. Holders may surrender their 1.75% Convertible Notes for conversion at any time prior to the close of business on the ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -91-

business day immediately preceding July 1, 2026 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on March 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding the calendar quarter is greater than 130% of the applicable conversion price of the 1.75% Convertible Notes on each such applicable trading day; (ii) during the five business day period following any 10 consecutive trading day period in which the trading price per $1,000 principal amount of 1.75% Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the applicable conversion rate on each such trading day; or (iii) upon the occurrence of specified corporate events. On or after July 1, 2026, and prior to the close of business on the business day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances. The 1.75% Convertible Notes can be settled in cash, the Company’s common stock, or a combination of cash and the Company’s common stock, at $0.01 par value per share, at the Company’s election. The Company will settle conversions of the 1.75% Convertible Notes by paying or delivering, as the case may be, cash, shares of the Company’s common stock or a combination thereof at the Company’s election. Holders of the notes will have the right to require the Company to repurchase for cash all or any portion of their notes upon the occurrence of certain corporate events, subject to certain conditions. As of December 31, 2025 and December 31, 2024, the market trigger conditions did not meet the conversion requirements of the 1.75% Convertible Notes. Accordingly, as of December 31, 2024, the 1.75% Convertible Notes were classified as long-term debt on our Consolidated Balance Sheets. As of December 31, 2025, the 1.75% Convertible Notes are classified as a short-term debt on our Consolidated Balance Sheets as a result of their nearing maturity. As of December 31, 2025, the conversion rate is 9.3783 shares of the Company’s common stock for each $1,000 principal amount of 1.75% Convertible Notes (or 1,398,391 shares in the aggregate), which represents a conversion price of approximately $106.63 per share of the Company’s common stock. The conversion rate is subject to adjustment for certain events as set forth in the indenture governing the 1.75% Convertible Notes but will not be adjusted for accrued interest. In addition, upon the occurrence of a “Make-Whole Fundamental Change” (as defined in the 1.75% Convertible Note indenture), in certain circumstances, the Company will increase the conversion rate for a holder that elects to convert its 1.75% Convertible Notes in connection with such a corporate event. The Company may not redeem the 1.75% Convertible Notes prior to November 1, 2026, and no sinking fund is provided for the 1.75% Convertible Notes. The 1.75% Convertible Notes are the Company’s general senior unsecured obligations and rank: (i) senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the 1.75% Convertible Notes; (ii) equal in right of payment to the Company’s existing and future indebtedness that is not so subordinated; (iii) effectively junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all existing and future indebtedness and other liabilities incurred by the Company’s subsidiaries. The following table provides additional information related to the 1.75% Convertible Notes (in thousands): December 31, 2025 2024 Principal amount of 1.75% Convertible Notes $ 149,109 $ 149,109 Less: Deferred issuance costs (424) (923) Net carrying amount of 1.75% Convertible Notes $ 148,685 $ 148,186 The following table provides the components of interest expense related to the 1.75% Convertible Notes (in thousands): Years ended December 31, 2025 2024 2023 Coupon interest expense $ 2,609 $ 6,429 $ 17,369 Amortization of deferred issuance costs 499 1,251 1,863 Total interest expense related to 1.75% Convertible Notes $ 3,108 $ 7,680 $ 19,232 ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -92-

3.625% Convertible Notes On July 16, 2024, the Company issued $263.1 million in aggregate principal amount of 3.625% Convertible Notes due 2028 (the “3.625% Convertible Notes”) and paid an aggregate of approximately $135.0 million in cash in exchange for approximately $400.9 million in aggregate principal amount of the Company’s 1.75% Convertible Notes (collectively, the “Exchange Transaction”) pursuant to separate, privately negotiated exchange agreements with certain holders of the 1.75% Convertible Notes. The Exchange Transaction was accounted for as a debt modification, and accordingly, no gain or loss was recognized. In connection with the Exchange Transaction, the Company recognized an increase in the fair value of the conversion feature of the 3.625% Convertible Notes compared to the fair value of the conversion feature of the 1.75% Convertible Notes of $4.0 million, partially offset by an increase to deferred tax liabilities of $1.0 million, which is included in ‘Additional paid-in capital’ on the Consolidated Balance Sheets, and a corresponding reduction to the carrying value of the 3.625% Convertible Notes. The discount and deferred issuance costs are being amortized to interest expense through the maturity date at an effective interest rate of 4.2%. The 3.625% Convertible Notes bear interest at a rate of 3.625% per annum on the principal amount thereof, payable semi-annually in arrears on September 1 and March 1 of each year, beginning on March 1, 2025, to the noteholders of record of the 3.625% Convertible Notes as of the close of business on the immediately preceding August 15 and February 15, respectively. The 3.625% Convertible Notes will mature on March 1, 2028, unless earlier converted or repurchased. The 3.625% Convertible Notes can be settled in cash, the Company’s common stock at an initial conversion rate of $100 per share, or a combination of cash and the Company’s common stock, at the Company’s election. Holders may surrender their 3.625% Convertible Notes for conversion at any time prior to the close of business on the business day immediately preceding December 1, 2027 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on September 30, 2024 (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price of the 3.625% Convertible Notes on each such applicable trading day; (ii) during the 5 business day period following any 10 consecutive trading day period in which the trading price per $1,000 principal amount of 3.625% Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the applicable conversion rate on each such trading day; or (iii) upon the occurrence of specified corporate events. On or after December 1, 2027, and prior to the close of business on the business day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances, at an initial conversion rate of 10 shares of the Company’s common stock per $1,000 principal amount of 3.625% Convertible Notes. The Company will settle conversions of the 3.625% Convertible Notes by paying or delivering, as the case may be, cash, shares of the Company’s common stock or a combination thereof at the Company’s election. Holders of the notes will have the right to require the Company to repurchase for cash all or any portion of their notes upon the occurrence of certain corporate events, subject to certain conditions. As of December 31, 2025 and December 31, 2024, the market trigger conditions did not meet the conversion requirements of the 3.625% Convertible Notes and, accordingly, the 3.625% Convertible Notes are classified as long-term debt on our Consolidated Balance Sheets. As of December 31, 2025, the conversion rate of the 3.625% Convertible Notes is 10 shares per $1,000 principal amount of the 3.625% Convertible Notes (or 2,631,470 shares), which represents an initial conversion price of $100 per share. The conversion rate is subject to adjustment upon the occurrence of certain specified events as set forth in the indenture governing the 3.625% Convertible Notes, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a “Make-Whole Fundamental Change”, as defined in the 3.625% Convertible Note Indenture, the Company will in certain circumstances increase the conversion rate for a holder that elects to convert its 3.625% Convertible Notes in connection with such a corporate event. The Company may not redeem the 3.625% Convertible Notes prior to the maturity date, and no sinking fund is provided for the 3.625% Convertible Notes. The 3.625% Convertible Notes are the Company’s general senior unsecured obligations and rank: (i) senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the 3.625% Convertible Notes; (ii) equal in right of payment to the Company’s existing and future indebtedness that is not so subordinated; (iii) effectively junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all existing and future indebtedness and other liabilities incurred by the Company’s subsidiaries. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -93-

The following table provides additional information related to the 3.625% Convertible Notes (in thousands): December 31, 2025 2024 Principal amount of 3.625% Convertible Notes $ 263,147 $ 263,147 Less: Unamortized discount (2,465) (3,528) Less: Deferred issuance costs (512) (734) Net carrying amount of 3.625% Convertible Notes $ 260,170 $ 258,885 The following table provides the components of interest expense related to the 3.625% Convertible Notes (in thousands): Years ended December 31, 2025 2024 Coupon interest expense $ 9,539 $ 4,372 Amortization of discount and deferred issuance costs 1,285 571 Total interest expense related to 3.625% Convertible Notes $ 10,824 $ 4,943 Credit Agreement On April 7, 2021, the Company entered into a $100.0 million Credit Agreement (the “Credit Agreement”). Subject to certain conditions and approvals, the Company had the right, from time to time, to request increases in the commitments under the Credit Agreement in an aggregate amount up to $250.0 million, for a total aggregate commitment of up to $350.0 million. On June 18, 2024, the Company entered into a New Lender Joinder Agreement and Eighth Amendment (the “Joinder and Amendment”) to the Credit Agreement. The Joinder and Amendment provides for, among other things, (i) an increase in the Aggregate Revolving Loan Commitment by an aggregate principal amount of $250.0 million for a total of $350.0 million, (ii) an extension of the scheduled maturity date from April 7, 2026 to the earlier of (x) June 18, 2027 or (y) under certain limited circumstances, August 2, 2026, (iii) a “credit spread adjustment” for SOFR-based borrowings of 0.10% across all interest periods, (iv) the inclusion of limited conditionality borrowing mechanics with respect to certain borrowings and (v) certain other related amendments. At the Company’s option, amounts borrowed under the Credit Agreement bear interest at either (i) a base rate equal to the greater of (x) the Federal Funds Effective Rate (as defined in the Credit Agreement) in effect on such day plus 0.5% per annum, (y) the rate of interest per annum most recently announced by the Agent (as defined in the Credit Agreement) as its U.S. Dollar “Reference Rate” and (z) one month Term SOFR (as defined in the Credit Agreement) plus a credit spread adjustment plus 1.00% or (ii) a rate per annum equal to Term SOFR plus a credit spread adjustment, in each case, plus an applicable margin. The applicable margin relating to any base rate loan ranges from 0.50% to 1.25% and the applicable margin relating to any Term SOFR loan ranges from 1.50% to 2.25%, in each case, depending on the total leverage ratio of the Company. The Company is permitted to make voluntary prepayments of the Credit Facility at any time without payment of a premium or penalty. The Credit Agreement is secured by an associated collateral agreement that provides for a lien on the majority of the Company’s assets and the assets of the guarantors, in each case, subject to customary exceptions. The Credit Agreement contains financial maintenance covenants, including (i) a maximum total leverage ratio as of the last date of any fiscal quarter not to exceed 4.00:1.00 for the Company and its restricted subsidiaries and (ii) a minimum interest coverage ratio as of the last date of any fiscal quarter not less than 3.00:1.00 for the Company and its restricted subsidiaries. The Credit Agreement also contains restrictive covenants that limit, among other things, the Company’s and its restricted subsidiaries’ ability to incur additional indebtedness, create, incur or assume liens, consolidate, merge, liquidate or dissolve, pay dividends or make other distributions or other restricted payments, make or hold certain investments, enter into certain transactions with affiliates, sell assets other than on terms specified by the Credit Agreement, amend the terms of certain other indebtedness and organizational documents, and change their lines of business and fiscal years, in each case, subject to customary exceptions. The Credit Agreement also sets forth customary events of default, including, among other things, the failure to make timely payments under the Credit Facility, the failure to satisfy certain covenants, cross-default and cross- acceleration to other material debt for borrowed money, the occurrence of a change of control and specified events of bankruptcy and insolvency. The Company is in compliance with its debt covenants for the Credit Agreement as of December 31, 2025. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -94-

As of each December 31, 2025 and December 31, 2024, net availability under the Credit Agreement was $348.8 million and $348.9 million, respectively, net of letters of credit. 10. Leases The Company leases certain facilities and equipment under non-cancelable operating leases which expire at various dates through 2031. Office and equipment leases are typically for terms of one to five years and generally provide renewal options. Some of the Company’s leases include options to terminate within one year. During the year ended December 31, 2025, 2024, and 2023, the Company recorded impairments of $1.3 million, $0.9 million, and $2.2 million, respectively on its operating lease right of use assets within various reportable segments primarily related to exiting certain lease space as the Company regularly evaluates its office space requirements in light of more of its workforce working from home as part of a “remote” or “partial remote” work model. The impairments were determined by comparing the fair value of the impacted right-of-use asset to the carrying value of the asset as of the impairment measurement date, as required under ASC 360. The fair value of the right-of-use asset was based on the estimated sublease income for the affected facilities taking into consideration the time it will take to obtain a sublease tenant, the applicable discount rate and the sublease rate which represent Level 3 unobservable inputs. The impairments are presented in ‘General, administrative, and other related costs’ on the Consolidated Statements of Operations. In certain agreements in which the Company leases office space where the Company is the tenant, it subleases the site to various other companies through a sublease agreement. Operating right-of-use assets are included in ‘Other assets’ on the Consolidated Balance Sheets. Operating lease liabilities are included in ‘Other current liabilities’ and ‘Other noncurrent liabilities’, respectively, on the Consolidated Balance Sheets as follows (in thousands): December 31, 2025 2024 Operating lease right-of-use assets $ 22,324 $ 26,249 Operating lease liabilities, current $ 7,416 $ 8,666 Operating lease liabilities, noncurrent 17,793 21,797 Total operating lease liabilities $ 25,209 $ 30,463 The components of lease expense are as follows (in thousands): Years ended December 31, 2025 2024 Operating lease cost $ 9,463 $ 10,760 Short-term lease cost (1) 85 519 Total lease cost $ 9,548 $ 11,279 (1) The Company made an election to account for a short-term lease payments on a straight-line basis over the term of the lease. Other supplemental operating lease information consists of the following: December 31, 2025 2024 Operating leases: Weighted average remaining lease term 4.0 years 3.9 years Weighted average discount rate 4.58% 4.28 % ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -95-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

As of December 31, 2025, maturities of operating lease liabilities were as follows (in thousands):

2026	$	8,246
2027		6,502
2028		4,824
2029		4,311
2030		3,723
Thereafter		1,444
Total lease payments	$	29,050
Less: Imputed interest		3,841
Present value of operating lease liabilities	$	25,209

Sublease

Total sublease income for the years ended December 31, 2025, 2024, and 2023 was $1.7 million, $5.3 million, and $6.0 million, respectively. Total estimated aggregate sublease income to be received in the future is $1.5 million.

11. Commitments and Contingencies

Commitments

In the ordinary course of business, the Company enters into commitments including those related to cloud computing, information technology, security, and information and document management. The Company also has revenue sharing arrangements with annual minimum guarantees based upon third-party website advertising metrics and other contractual provisions.

Litigation

From time to time, the Company and its affiliates are involved in litigation and other legal disputes or regulatory inquiries that arise in the ordinary course of business. Any claims or regulatory actions against the Company and its affiliates, whether meritorious or not, could be time consuming and costly, and could divert significant operational resources. The outcomes of such matters are subject to inherent uncertainties, carrying the potential for unfavorable rulings that could include monetary damages and injunctive relief. The Company does not believe, based on current knowledge, that any such legal proceedings or claims pending against us, including any set forth below, after giving effect to existing accrued liabilities, are likely to have a material adverse effect on the Company's overall consolidated financial position, results of operations, or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could have a material effect on the Company's consolidated financial position, results of operations, or cash flows in a particular period.

On June 13, 2025, a putative class action captioned *John Milito v. Ookla, LLC, et al., 25-2-17772-6 SEA*, was filed against certain subsidiaries of the Company in the Superior Court of the State of Washington, King County, alleging that subsidiaries of the Company posted certain job openings without disclosing either wage scales or salary ranges in violation of Washington law and seeking statutory damages, interest, attorney's fees, expenses, and costs of suit, as well as injunctive and other relief.

On December 17, 2024, a putative class action captioned *Dawn Fregosa v. Mashable, Inc., 24CV103566*, was filed against Mashable, Inc., a subsidiary of the Company, in the Superior Court of the State of California for the County of Alameda. The complaint alleges that the Mashable website uses third-party "trackers" in violation of the California Invasion of Privacy Act and seeks statutory damages, interest, attorney's fees, expenses, and costs of suit. On February 3, 2025, Mashable removed the action to the United States District Court for the Northern District of California, case number 25-cv-01094. On April 10, 2025, the court granted Mashable's motion to dismiss the first amended complaint with leave to amend. On October 9, 2025, the court denied Mashable's motion to dismiss the second amended complaint.

On June 18, 2024, a putative class action captioned *Joseph Josue v. IGN Entertainment, Inc., 24-cv-11579*, was filed against IGN Entertainment, Inc., a subsidiary of the Company, in United States District Court for the District of Massachusetts. The complaint alleges that IGN disclosed to third parties the titles and URLs of the videos that plaintiff viewed on the IGN website in violation of the Video Privacy Protection Act. The complaint seeks statutory damages, punitive damages, interest, attorney's fees, expenses, and costs of suit. On July 10, 2025, the court denied IGN's motion to dismiss the first amended complaint.

The Company does not believe, based on current knowledge, that any legal proceedings or claims pending against us, after giving effect to any existing accrued liabilities for such legal proceedings or claims, are likely to have a material adverse

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effect on the Company’s overall consolidated financial position, results of operations, or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could have a material effect on the Company’s consolidated financial position, results of operations, or cash flows in a particular period. Although the Company cannot predict the outcome of legal or other proceedings with certainty, where there is at least a reasonable possibility that a loss may be incurred, GAAP requires us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made. The Company follows a thorough process in which it seeks to estimate the reasonably possible loss or range of loss, and only if it is unable to make such an estimate does it conclude and disclose that an estimate cannot be made. Due to the uncertainty of the pending litigation discussed above, the Company cannot currently reasonably estimate the amount of any possible loss or range of loss relating to such claims. The Company has not accrued for any material loss contingencies relating to these legal proceedings because materially unfavorable outcomes are not considered probable by management. It is the Company’s policy to expense as incurred legal fees related to various litigations. Non-Income Related Taxes The Company does not collect and remit sales and use, telecommunication, or similar taxes and fees in certain jurisdictions where the Company believes such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened the Company with assessments, alleging that the Company is required to collect and remit such taxes there. The Company is currently under audit or is subject to audit for indirect taxes in various states, municipalities, and foreign jurisdictions. The Company recognizes a liability for these matters when it is probable that an obligation exists and the amount can be reasonably estimated based on all relevant information that is available at each reporting period. The Company established reserves for these matters of $22.3 million and $25.2 million as of December 31, 2025 and December 31, 2024, respectively, which are included in ‘Accounts payable and accrued expenses’ and ‘Other noncurrent liabilities’ on the Consolidated Balance Sheet. It is reasonably possible that additional liabilities could be incurred resulting in additional expense, which could have a material impact to our financial results, however, as of December 31, 2025, any potential range of loss was not estimable. 12. Income Taxes The income tax (expense) benefit consisted of the following (in thousands): Years ended December 31, 2025 2024 2023 Current: Federal $ 736 $ (33,333) $ (29,040) State (3,407) (8,625) (8,179) Foreign (18,815) (18,234) (16,940) Total current (21,486) (60,192) (54,159) Deferred: Federal (5,003) 14,684 20,817 State 2,550 2,144 7,177 Foreign (1,508) 1,994 2,023 Total deferred (3,961) 18,822 30,017 Income tax expense $ (25,447) $ (41,370) $ (24,142) Income before income taxes for the years ended December 31, 2025, 2024, and 2023, respectively is as follows (in thousands): ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -97-

Years ended December 31, 2025 2024 2023 Income from domestic operations $ 20,888 $ 25,117 $ 25,762 Income from foreign operations 59,859 68,077 49,212 Income before income tax $ 80,747 $ 93,194 $ 74,974 A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate for the year ended December 31, 2025 is as follows (amounts in thousands): Year ended December 31, 2025 Amount Percentage Income before income tax expense $ 80,747 U.S. Federal statutory rate 16,986 21.0 % State and local income taxes, net of federal tax effect (1) 864 1.1 % Foreign tax effect Canada Provincial taxes 1,269 1.6 % Changes in valuation allowances 3,292 4.1 % Goodwill impairment 885 1.1 % Other 425 0.5 % Finland Return to Provision adjustments (1,162) (1.5) % Other (245) (0.3) % United Kingdom 1,773 2.2 % Other foreign jurisdiction 4,237 5.2 % Effect of cross-border tax laws Global intangible low-taxed income (“GILTI”) 3,102 3.8 % Foreign derived intangible income (“FDII”) (2,120) (2.6) % Subpart F inclusion 756 0.9 % Tax credits Research and development (3,259) (4.0) % Foreign tax credits (6,257) (7.7) % Changes in valuation allowances 417 0.5 % Nontaxable or nondeductible items Goodwill impairment 2,079 2.6 % Share-based payments awards 6,033 7.5 % Domestic-Foreign Intercompany Offset (1,852) (2.3) % Other 419 0.5 % Changes in unrecognized tax benefits (1,883) (2.3) % Other adjustments (312) (0.4) % Effective tax rate $ 25,447 31.5% (1) In year 2025, state and local income taxes in California, Maryland, and Missouri comprise the majority of the domestic, state, and local income taxes, net of federal effect category. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -98-

The effective tax rate for the year ended December 31, 2025 differs from the federal statutory rate primarily due to the expense recognized for book purposes on the goodwill impairment that resulted in no corresponding tax benefit, a tax expense recognized due to recording a valuation allowance related to the Company’s U.S. and Canadian tax attributes and a tax expense recognized from the shortfall of share-based payments awards. The reduction to our effective tax rate was partially offset by tax benefits from tax credits and a decrease in the reserve for uncertain tax positions that was primarily due to the lapse of the statute of limitations. A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate for the years ended December 31, 2024 and 2023 is as follows: Years Ended December 31, 2024 2023 Statutory tax rate 21.0% 21.0 % State income taxes, net 5.9 6.5 Foreign rate differential 4.3 3.1 Foreign income inclusion 3.1 6.0 Foreign tax credit (3.1) (4.7) Reserve for uncertain tax positions (6.1) (5.9) Valuation allowance 6.3 — Impact on deferred taxes of enacted tax law and rate changes — 0.6 Tax credits and incentives (6.5) (8.4) Impairment of goodwill 19.2 16.0 Return to provision adjustments (2.3) (5.1) Executive compensation 3.2 2.4 Other (0.6) 0.7 Effective tax rates 44.4% 32.2 % The effective tax rate for the year ended December 31, 2024 differs from the federal statutory rate primarily due to the expense recognized for book purposes on the goodwill impairment related to two of the Company’s reporting units that resulted in no corresponding tax benefit and a tax expense recognized due to recording a valuation allowance related to the Company’s U.S. capital loss carryforwards. The detrimental impact to our effective tax rate was partially offset by a tax benefit recognized as a result of a decrease in the reserve for uncertain tax positions that was primarily due to the lapse of the statute of limitations. The effective tax rate for the year ended December 31, 2023 differs from the federal statutory rate primarily due to the expense recognized for book purposes on the goodwill impairment related to one of the Company’s reporting units that resulted in no corresponding tax benefit and had a detrimental impact to the effective tax rate. The detrimental impact to our effective tax rate was partially offset by a tax benefit recognized as a result of a decrease in the reserve for uncertain tax positions that was primarily due to the lapse of the statute of limitations. The Organization for Economic Co-operation and Development (“OECD”) established a Pillar Two Framework that was supported by over 130 countries worldwide. On December 15, 2022, the European Union (“EU”) Member States adopted the EU’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15% with effective dates of January 1, 2025 for certain provisions of the directive. A significant number of other countries are also implementing similar legislation. The Company has analyzed the impact of the Pillar Two framework’s corporate minimum income tax rate of 15% and does not expect that it will have a material effect on the Company’s liability for corporate taxes and the Company’s consolidated effective tax rate. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -99-

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities from continuing operations are as follows (in thousands): Years ended December 31, 2025 2024 Deferred tax assets: Net operating loss and other carryforwards $ 19,776 $ 14,923 Tax credit carryforwards 3,780 3,727 Accrued expenses 12,416 12,019 Allowance for bad debt 1,924 2,514 Share-based compensation expense 10,266 8,634 Operating lease liabilities 4,941 5,717 Basis difference in fixed assets 30,559 39,242 Deferred revenue 5,654 3,413 Convertible debt 2,062 2,952 State taxes 699 2,526 Other 3,398 1,675 95,475 97,342 Less: valuation allowance (10,379) (7,669) Total deferred tax assets $ 85,096 $ 89,673 Deferred tax liabilities: Operating lease right-of-use assets (4,753) (5,040) Basis difference in intangible assets (104,458) (103,676) Unrealized gains on investments (2,949) (13,364) Prepaid insurance (3,357) (2,111) Other (5,706) (4,014) Total deferred tax liabilities (121,223) (128,205) Net deferred tax liabilities $ (36,127) $ (38,532) The Company had approximately $85.1 million and $89.7 million in deferred tax assets, net of valuation allowances as of December 31, 2025 and 2024, respectively, related primarily to capital loss carryforwards, net operating loss carryforwards, capitalized research and development expenses, fixed asset basis, and accrued expenses being treated differently between its financial statements and its tax returns. Based on the weight of available evidence, the Company assesses whether it is more likely than not that some portion or all of a deferred tax asset will not be realized. If necessary, the Company records a valuation allowance sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The deferred tax assets should be realized through future operating results and the reversal of temporary differences. The Company had a valuation allowance on deferred tax assets from continuing operations of $10.4 million and $7.7 million as of December 31, 2025 and 2024, respectively. The rollforward of the valuation allowance on the deferred tax assets from continuing operations is as follows (in thousands): Years ended December 31, 2025 2024 2023 Beginning balance $ 7,669 $ 1,720 $ 1,699 Charges to costs and expenses 3,809 5,949 21 Write-offs and recoveries (1,099) — — Ending balance $ 10,379 $ 7,669 $ 1,720 ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -100-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

As of December 31, 2025, the Company had federal net operating loss carryforwards ("NOLs") of $27.1 million, after considering substantial restrictions on the utilization of these NOLs due to "ownership changes", as defined in the Internal Revenue Code of 1986, as amended. The Company estimates that all of the above-mentioned federal NOLs will be available for use before their expiration. Approximately $2.0 million of the NOLs expire through 2031 with the remainder able to be carried forward indefinitely, depending on the year the loss was incurred. Additionally, the Company had tax-effected NOLs, net of valuation allowances of $1.7 million for foreign tax jurisdictions and $5.5 million for state tax jurisdictions.

As of December 31, 2025, the Company's deferred tax assets included federal capital loss limitation carryforwards of $10.3 million that begin to expire in 2026 through 2028. In addition, as of December 31, 2025, the Company had available state research and development tax credit carryforwards of $3.2 million, which last indefinitely. The Company had no foreign tax credit carryforwards as of December 31, 2025.

The Company has not provided for deferred taxes on approximately $173.5 million of undistributed earnings from foreign subsidiaries as of December 31, 2025 or with respect to items such as foreign withholding taxes, state income tax or foreign exchange gain or loss that would be due when cash is actually repatriated to the U.S. because those foreign earnings are considered permanently reinvested in the business or may be remitted substantially free of any additional taxes. In addition, because of the various avenues in which to repatriate the earnings, it is not practicable to determine the amount of the unrecognized deferred tax liability related to the undistributed earnings if eventually remitted.

Certain taxes are prepaid during the year and, where appropriate, included within 'Prepaid expenses and other current assets' on the Consolidated Balance Sheets. The Company's prepaid taxes were $26.2 million and $6.4 million at December 31, 2025 and 2024, respectively.

Uncertain Income Tax Positions

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as non-current liabilities in the Consolidated Balance Sheets. The Company has classified $9.1 million of unrecognized tax benefits including interest as a current liability as it expects to settle the balance within one year.

As of December 31, 2025, the total amount of unrecognized tax benefits for continuing operations was $18.4 million, of which $17.0 million, if recognized, would affect the Company's effective tax rate. As of December 31, 2024, the total amount of unrecognized tax benefits for continuing operations was $22.6 million, of which $21.2 million, if recognized, would affect the Company's effective tax rate. As of December 31, 2023, the total amount of unrecognized tax benefits for continuing operations was $29.2 million, of which $27.4 million, if recognized, would affect the Company's effective tax rate.

The aggregate changes in the balance of unrecognized tax benefits, which excludes interest and penalties, for the years ended December 31, 2025, 2024, and 2023, is as follows (in thousands):

	Years ended December 31,		
	2025	2024	2023
Beginning balance	$ 22,617	$ 29,158	$ 34,208
Increases related to tax positions during a prior year	379	275	218
Decreases related to tax positions taken during a prior year	(166)	(540)	(1,023)
Increases related to tax positions taken in the current year	422	635	744
Decreases related to expiration of statute of limitations	(4,846)	(6,911)	(4,989)
Ending balance	$ 18,406	$ 22,617	$ 29,158

The Company includes interest and penalties related to unrecognized tax benefits within 'Income tax expense' on the Consolidated Statements of Operations. As of December 31, 2025, 2024, and 2023, the total amount of interest and penalties accrued was $10.2 million, $7.4 million, and $7.1 million, respectively, which is presented within 'Liability for uncertain tax positions' on the Consolidated Balance Sheets. In connection with the liability for unrecognized tax benefits, the Company recognized interest and penalty expense during the years ended December 31, 2025, 2024, and 2023 of $2.8 million, $0.3 million, and $0.7 million, respectively.

We conduct business on a global basis and as a result, one or more of our subsidiaries file income tax returns in the U.S. federal and in multiple state, local, and foreign tax jurisdictions. Our U.S. federal income tax returns for years 2012

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through 2016 are under various stages of audit by the IRS. We are also under audit for various U.S. state and local tax purposes. With limited exception, our significant foreign tax jurisdictions are no longer subject to an income tax audit by the various tax authorities for tax years prior to 2022. It is reasonably possible that these audits may conclude in the next twelve months and that the uncertain tax positions the Company has recorded in relation to these tax years may change compared to the liabilities recorded for these periods. If the recorded uncertain tax positions were inadequate to cover the associated tax liabilities, the Company would be required to record additional tax expense in the relevant period, which could be material. If the recorded uncertain tax positions were adequate to cover the associated tax liabilities, the Company would be required to record any excess as reduction in tax expense in the relevant period, which could be material. However, it is not currently possible to estimate the amount, if any, of such change. On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law which, among other things, provided a permanent extension of certain tax measures initially established under the 2017 Tax Cuts and Jobs Act, which were set to expire at the end of 2025, and modified tax legislation affecting bonus depreciation rules and the tax treatment of research and development expenses and interest deductions. Specifically, the OBBBA provides for 100% bonus depreciation and eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S. based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred beginning after 2024. The Company currently does not expect the OBBBA to have a material impact on its effective tax rate but expects these provisions to result in a reduction of current income tax liabilities and an increase in deferred tax liabilities. The Company will continue to assess the implications of the OBBBA and will provide further disclosures in subsequent reporting periods, as necessary. Income Taxes Paid Income taxes paid, net of refunds during the year ended December 31, 2025 were as follows (in thousands): Year ended December 31, 2025 U. S. Federal $ 25,375 State 5,016 Foreign Canada 3,737 United Kingdom 8,616 Other foreign jurisdictions 5,865 Income taxes paid, net of refunds $ 48,609 Income taxes paid, net of refunds during the years ended December 31, 2024 and 2023 were as follows (in thousands): Years ended December 31, 2024 2023 Income taxes paid, net of refunds $ 68,731 $ 64,594 13. Stockholders’ Equity On August 6, 2020, the Company’s Board of Directors (the “Board”) approved a program authorizing the repurchase of up to ten million shares of the Company’s common stock through August 6, 2025 (the “2020 Program”). The Company entered into certain Rule 10b5-1 trading plans to execute repurchases under the 2020 Program. On August 2, 2024, the Board authorized (i) an increase in its 2020 Program pursuant to which the Company may purchase up to an additional five million shares of the Company’s common stock (the “Additional Authorization”) and (ii) an extension of the expiration date of the share repurchase program from August 6, 2025 to August 2, 2029. As a result of the Additional Authorization, the aggregate number of shares of the Company’s common stock authorized for repurchase under the 2020 Program increased from up to ten million to up to 15 million shares of the Company’s common stock. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -102-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

During the years ended December 31, 2025, 2024, and 2023, the Company repurchased 4,758,281, 3,500,000, and 1,585,846 shares, respectively, under the 2020 Program, at an aggregate cost of $171.7 million, $181.8 million, and $104.9 million, respectively (including excise tax). Cumulatively as of December 31, 2025, 13,516,973 shares were repurchased under the 2020 Program, at an aggregate cost of $755.3 million (including excise tax). As a result of the repurchases, the number of shares of the Company's common stock available for purchase as of December 31, 2025 was 1,483,027 shares.

On April 24, 2025, the Company repurchased 143,161 shares of its common stock at an aggregate value of approximately $4.5 million in connection with the sale of its minority equity ownership interest in OpenEvidence. The transaction had a non-cash element and involved the repurchase of our common stock that was issued in 2023 as partial consideration for the acquisition of a minority equity ownership interest in OpenEvidence. Refer to Note 5 - *Investments* and Note 18 - *Supplemental Cash Flow Information* for further information.

Periodically, participants in the Company's stock plans surrender to the Company shares of stock to pay the exercise price or to satisfy tax withholding obligations arising upon the exercise of stock options or the vesting of restricted stock. During the years ended December 31, 2025, 2024 and 2023, the Company purchased and retired 132,291, 80,241, and 69,622 shares, respectively, at an aggregate cost of approximately $5.2 million, $4.1 million, and $4.6 million, respectively, from plan participants for this purpose.

14. Share-Based Compensation

The Company's share-based compensation plans include the Ziff Davis, Inc. 2024 Equity Incentive Plan (the "2024 Plan"), the 2015 Stock Option Plan (the "2015 Plan"), and 2001 Employee Stock Purchase Plan (the "Purchase Plan"). Each plan is described below.

On May 7, 2024, the 2024 Plan was approved by the stockholders of the Company and replaced the 2015 Stock Option Plan. The 2024 Plan permits the Company to issue shares of common stock to or for the benefit of employees, consultants, and non-employee directors of the Company and its subsidiaries as part of their compensation. The 2024 Plan provides for the grant of stock options, restricted stock, stock appreciation rights, restricted stock units, performance-based awards, and other incentive awards. Shares authorized but unissued under the 2015 Plan that were not subject to outstanding awards under the 2015 Plan as of May 7, 2024 were canceled. The total number of shares of the Company's common stock that may be issued under the 2024 Plan shall not exceed 3,500,000 shares, plus any Returned Shares, as defined in the 2024 Plan, under the 2015 Plan, and any shares under the 2024 Plan that are subsequently forfeited, canceled, reacquired by the Company, satisfied or are otherwise terminated (other than by exercise) or used to pay tax withholding obligations with respect to outstanding awards issued under the 2024 Plan. The 2024 Plan will expire on March 21, 2034, unless earlier terminated by the Board. Awards outstanding under the 2015 Plan were not impacted by the approval of the 2024 Plan. Collectively, the 2015 Plan and 2024 Plan are referred to herein as "Plans". As of December 31, 2025, 435,135 shares underlying options and 2,066,549 shares of restricted stock units were outstanding under the Plans. As of December 31, 2025, there were 2,019,694 additional shares underlying options, shares of restricted stock, and other share-based awards available for grant under the 2024 Plan.

Share-Based Compensation Expense

The following table presents the effects of share-based compensation expense in the Consolidated Statements of Operations during the periods presented (in thousands):

	Years ended December 31,		
	2025	2024	2023
Direct costs	$ 276	$ 248	$ 262
Sales and marketing	4,957	3,756	2,686
Research, development, and engineering	3,593	3,665	3,245
General, administrative, and other related costs (1)	36,101	33,246	25,727
Total share-based compensation expense	$ 44,927	$ 40,915	$ 31,920

(1) Includes expense of $0.2 million related to liability classified awards issued to non-employees of the Company for the year ended December 31, 2025.

Stock Options

As of December 31, 2025, 2024, and 2023, options to purchase 380,743, 326,351, and 271,959 shares of common stock were exercisable under and outside of the Plans, at weighted average exercise prices of $68.97, $68.97, $68.97, respectively. Stock options generally expire after 10 years and vest over a 5 to 8 year period.

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All stock option grants are approved by "outside directors" within the meaning of Internal Revenue Code Section 162(m).

Stock option activity for the years ended December 31, 2025, 2024, and 2023 is summarized as follows:

	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)		Aggregate Intrinsic Value
Options outstanding at January 1, 2023	435,135	$	68.97			
Granted	—	$	—			
Exercised	—	$	—			
Canceled	—	$	—			
Options outstanding at December 31, 2023	435,135	$	68.97			
Granted	—	$	—			
Exercised	—	$	—			
Canceled	—	$	—			
Options outstanding at December 31, 2024	435,135	$	68.97			
Granted	—	$	—			
Exercised	—	$	—			
Canceled	—	$	—			
Options outstanding at December 31, 2025	435,135	$	68.97	2.0	$	0
Exercisable at December 31, 2025	380,743	$	68.97	2.0	$	0
Vested and expected to vest at December 31, 2025	54,373	$	68.97	2.0	$	0

There were no stock option exercises in 2025, 2024, and 2023. The total fair value of options vested during the years ended December 31, 2025, 2024, and 2023 was $1.0 million, $1.0 million, and $1.0 million, respectively.

As of December 31, 2025, there was an immaterial amount of unrecognized compensation expense related to non-vested options granted under the Plans.

Restricted Stock and Restricted Stock Units

The Company has awarded restricted stock and restricted stock units to its Board and senior staff pursuant to the Plans. Compensation expense resulting from restricted stock and restricted unit grants is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Vesting periods are approximately one year for awards to members of the Company's Board, generally three or four years for senior staff (excluding market-based awards discussed below), and three to eight years for the Chief Executive Officer. The Company granted 757,292, 413,053, and 305,549 shares of restricted stock units (excluding awards with market conditions below) ("RSUs") during the years ended December 31, 2025, 2024, and 2023, respectively.

The Company has awarded certain key employees market-based restricted stock ("PSAs") and equity classified market-based restricted stock units ("PSUs") pursuant to the Plans. PSUs granted in 2024 and 2025 vest in shares of the Company's stock ranging from 0% to 200% of the award based on the Company's attainment of a relative Total Shareholder Return ("TSR") target compared to the TSR of all listed companies in the market index over the respective periods. Performance periods for PSUs granted in 2024 were one, two, and three-years and performance periods for PSUs granted in 2025 were two and three years. In each of 2024 and 2025, market conditions were factored into the grant date fair value using a Monte Carlo valuation model, which utilized multiple input variables to determine the probability of the Company and all listed companies in a market index achieving the relative TSR targets. During the years ended December 31, 2025 and 2024, the Company awarded 598,676 and 308,970 equity classified PSUs that vest under the conditioned specified above.

PSAs and PSUs granted prior to 2024 have vesting conditions that are based on specific stock price targets of the Company's common stock. Market conditions were factored into the grant date fair value using a Monte Carlo valuation model, which utilized multiple input variables to determine the probability of the Company achieving the specified stock price targets with a 20-day and 30-day look back (trading days). During the year ended December 31, 2023, the Company awarded 167,606 PSUs at stock price targets ranging from $83.61 to $103.76 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Share-based compensation expense related to an award with a market condition is recognized over the requisite service period using the graded-vesting method regardless of whether the market condition is satisfied, provided that the requisite service period has been completed.

The per share weighted average grant-date fair values of PSUs granted during the years ended December 31, 2025, 2024, and 2023 were $38.80, $87.17, and $70.06, respectively.

The assumptions used in determining the weighted-average fair values of PSUs granted during the periods presented are as follows:

	Years ended December 31,		
	2025	2024	2023
Underlying stock price at valuation date	$ 38.19	$ 66.88	$ 77.80
Expected volatility	34.5 %	32.9 %	32.0 %
Risk-free interest rate	3.9 %	4.3 %	4.1 %

Restricted stock award ("RSA") and PSA activity for the years ended December 31, 2025, 2024 and 2023 is set forth below:

	RSAs		PSAs	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2023	148,100	$ 70.93	163,181	$ 36.27
Granted	—	—	—	—
Vested	(52,060)	72.29	—	—
Forfeited	(322)	77.75	—	—
Nonvested at December 31, 2023	95,718	$ 70.17	163,181	$ 36.27
Granted	—	—	—	—
Vested	(40,735)	71.73	—	—
Forfeited	(154)	77.75	—	—
Nonvested at December 31, 2024	54,829	$ 68.97	163,181	$ 36.27
Granted	—	—	—	—
Vested	(27,632)	68.97	—	—
Forfeited	—	—	—	—
Nonvested at December 31, 2025	27,197	$ 68.97	163,181	$ 36.27

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

RSU and PSU activity for the years ended December 31, 2025, 2024 and 2023 is set forth below:

	RSUs		PSUs	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares (1)	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2023	343,955	$ 102.53	120,399	$ 87.04
Granted	305,549	76.80	167,606	70.06
Vested	(111,185)	101.41	—	—
Forfeited	(31,894)	83.82	(17,233)	77.98
Outstanding at December 31, 2023	506,425	$ 88.36	270,772	$ 77.09
Granted	413,053	64.60	308,970	87.17
Vested	(175,564)	90.68	—	—
Forfeited	(91,687)	74.44	(58,756)	79.88
Outstanding at December 31, 2024	652,227	$ 74.59	520,986	$ 82.73
Granted	757,292	37.20	598,676	38.80
Vested	(296,605)	79.13	(23,477)	78.73
Forfeited	(61,459)	58.53	(81,091)	68.39
Outstanding at December 31, 2025	1,051,455	$ 47.32	1,015,094	$ 57.74
Vested and expected to vest at December 31, 2025	970,428	$ 47.73	920,505	$ 59.28

(1) Represents the number of shares at 100% achievement.

Aggregate intrinsic value of shares outstanding as of December 31, 2025 was $37.0 million and $35.7 million for RSUs and PSUs, respectively. Aggregate intrinsic value for shares vested and expected to vest as of December 31, 2025 was $34.1 million and $32.4 million for RSUs and PSUs, respectively.

As of December 31, 2025, share-based compensation cost of $32.5 million is expected to be recognized over a weighted-average period of 1.8 years for RSUs, and share-based compensation cost of $21.2 million is expected to be recognized over a weighted-average period of 1.8 years for PSUs. As of December 31, 2025, there was an immaterial amount of unrecognized compensation expense related to non-vested RSAs. Share-based compensation cost for PSAs is fully recognized.

The total fair value of restricted stock and restricted stock units vested during the years ended December 31, 2025, 2024, and 2023 was $25.3 million, $15.9 million, and $11.3 million, respectively. The actual tax benefit realized for the tax deductions from the vesting of restricted stock and restricted stock units totaled $2.0 million, $2.3 million, and $1.9 million, respectively, for the years ended December 31, 2025, 2024, and 2023.

Employee Stock Purchase Plan

The Purchase Plan provides for the issuance of a maximum of two million shares of the Company's common stock. Under the Purchase Plan, eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's common stock at certain plan-defined dates. The price of the Company's common stock purchased under the Purchase Plan for the six-month offering periods is equal to 85% of the lesser of the fair market value of a share of the common stock of the Company on the beginning or the end of the offering period. Employees are immediately vested in the shares purchased at the purchase date.

During 2025, 2024, and 2023, 242,171, 174,706, and 74,390 shares were purchased under the Purchase Plan, respectively, at a price ranging from $25.80 to $28.00 per share during 2025. Cash received upon the issuance of the Company's common stock under the Purchase Plan was $6.5 million, $8.4 million, and $8.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, 577,334 shares were available under the Purchase Plan for future issuance.

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The Company determined that a plan provision exists which allows for the more favorable of two exercise prices, commonly referred to as a “look-back” feature. The purchase price discount and the look-back feature cause the Purchase Plan to be compensatory and the Company to recognize compensation expense. The compensation cost is recognized on a straight- line basis over the requisite service period, or the six-month offering period. The Company used the Black-Scholes option pricing model to calculate the estimated fair value of the purchase right issued under the Purchase Plan. The expected volatility is based on historical volatility of the Company’s common stock. The risk-free interest rate is based on U.S. Treasury zero- coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Company uses an annualized dividend yield based upon the per share dividends declared by its Board of Directors. Estimated forfeiture rates were 12.0%, 12.1%, and 12.5% as of December 31, 2025, 2024, and 2023, respectively. The share-based compensation expense related to the Purchase Plan has been estimated utilizing the following weighted average assumptions: December 31, 2025 2024 2023 Risk-free interest rate 4.3% 5.3% 3.4% Expected term (in years) 0.5 0.5 0.5 Expected volatility 44.6% 31.4% 38.3% 15. Defined Contribution 401(k) Savings Plan The Company has several 401(k) Savings Plans that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a portion of their salary through payroll deductions, subject to certain limitations. The Company may make annual contributions at its sole discretion to these plans. For the years ended December 31, 2025, 2024, and 2023, the Company made contributions of $6.8 million, $4.9 million, and $5.2 million, respectively, to these 401(k) Savings Plans. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -107-

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

16. Earnings Per Share

The components of basic and diluted earnings per share from continuing operations are as follows (in thousands, except share and per share data):

	Years ended December 31,		
	2025	2024	2023
Numerator for basic and diluted net income per common share:			
Net income from continuing operations	$ 47,354	$ 63,047	$ 41,503
Less: Net income available to participating securities [(1)]	—	—	(2)
Plus: Convertible Notes interest expense (after-tax)	—	—	—
Net income available to the Company's common shareholders from continuing operations	$ 47,354	$ 63,047	$ 41,501
Denominator:			
Basic weighted-average outstanding shares of common stock	40,977,183	44,457,071	46,400,941
Diluted effect of:			
Equity incentive plans	121,331	62,622	63,320
Convertible debt	—	—	—
Diluted weighted-average outstanding shares of common stock	41,098,514	44,519,693	46,464,261
Net income per share:			
Basic	$ 1.16	$ 1.42	$ 0.89
Diluted	$ 1.15	$ 1.42	$ 0.89
Weighted-average shares excluded from diluted weighted-average shares outstanding:			
Anti-dilutive stock options and restricted stock	796,753	1,069,443	629,807
Anti-dilutive convertible debt	4,029,861	4,892,773	5,158,071

(1) Represents unvested share-based payment awards that contain certain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid).

17. Segment Information

The Company's businesses are based on the organizational structure used by the Chief Executive Officer of the Company, who acts as the chief operating decision maker ("CODM"). The Company has five operating segments which are its five reportable segments as follows: 1) Technology & Shopping, 2) Gaming & Entertainment, 3) Health & Wellness, 4) Connectivity, and 5) Cybersecurity & Martech. The Technology & Shopping reportable segment primarily generates revenues from advertising on publishing platforms and commerce sites and through publishing of specialized technology-based content and provision of authoritative content relating to products, services, shopping and savings. The Gaming & Entertainment reportable segment generates revenue by providing authoritative content relating to video games and entertainment and includes a video game and entertainment website focusing on games (including game help), films, anime, television, comics, technology, and other media. It also generates revenues through subscriptions to and storefront sales of video games, ebooks, and software, as well as through related advertising. The Health & Wellness reportable segment generates revenues from a collection of interactive tools and mobile applications that are designed to enable consumers to manage a broad array of health and wellness needs on a daily basis, including medical conditions, pregnancy, diet, and fitness, and from a collection of educational and professional development services, news, and information for healthcare professionals. The Connectivity reportable segment includes several data and services businesses that sit at the center of the broadband economy and are sources of information on internet connectivity and network performance and primarily generates revenues through the granting of access to, or delivery of, data products or services to customers and the sale of perpetual software licenses, related software support, and maintenance. The Cybersecurity & Martech reportable segment generates revenues from cloud-based Software-as-a-Service offerings for various communication, messaging, security, privacy, customer marketing, and other needs of end-users. It also generates revenues from a customer acquisition platform for subscription services companies.

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The accounting policies of the reportable segments are the same as those described in Note 2 — Basis of Presentation and Summary of Significant Accounting Policies. The Company evaluates performance of all of its reportable segments based on its ‘Income from operations’ and the CODM uses ‘Income from operations’ to assess performance, make operating decisions, and allocate resources, including employees, property, and financial or capital resources, for each reportable segment. On a monthly basis, the CODM considers forecast-to-actual variances when making decisions about allocating capital and personnel-related resources to each reportable segment. Segment results presented below are exclusive of inter-segment revenues and inter-segment expenses, which are immaterial. The CODM does not use Balance Sheet information in connection with operating and investment decisions and as such that information is not presented. The CODM does use capital expenditures by reportable segment in connection with operating and investment decisions. Information on reportable segments revenues is as follows (in thousands): Years Ended December 31, 2025 2024 2023 Revenue by reportable segment: Technology & Shopping $ 356,596 $ 361,882 $ 330,557 Gaming & Entertainment 183,558 180,276 168,821 Health & Wellness 402,353 362,408 361,923 Connectivity 230,733 213,620 211,518 Cybersecurity & Martech 278,028 283,502 291,209 Total segment revenues 1,451,268 1,401,688 1,364,028 Corporate — — — Total revenues $ 1,451,268 $ 1,401,688 $ 1,364,028 The descriptions of significant reportable segment expenses shown in the following tables are as follows: • Salaries, benefits, and other employee expenses include employee compensation expenses for salaries, bonuses, benefits, payroll taxes, commissions, share-based compensation, severance costs, other related employee costs. • Cloud computing, software, and other related expenses include costs associated with cloud computing, software purchases, web hosting, database hosting, and other computer related costs. • Advertising and related marketing expenses include advertising relationships with an array of online service providers, marketing expenses, and other audience extension costs. • Partner payments include expense associated with revenue sharing arrangements, content fees, and royalties. • Professional and other-third party services include expenses for outside providers including freelancers, consultants, legal costs, and other professional services. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -109-

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Significant reportable segment expenses are set forth in the tables below (in thousands):

	Year ended December 31, 2025					
	Technology & Shopping	Gaming & Entertainment	Health & Wellness	Connectivity	Cybersecurity & Martech	Total operating costs and expenses
Salaries, benefits, and other employee expenses	$ 134,453	$ 42,377	$ 115,691	$ 58,030	$ 68,518	$ 419,069
Cloud computing, software, and other related expenses	26,588	8,280	17,011	17,936	42,482	112,297
Advertising and marketing related expenses	52,197	13,368	41,460	3,436	18,196	128,657
Partner payments	2,244	30,738	45,765	712	23,636	103,095
Professional and other third-party services	23,574	5,537	9,631	20,491	19,530	78,763
Goodwill impairment	—	—	—	—	17,579	17,579
Depreciation and amortization	90,880	11,740	54,472	29,028	42,151	228,271
Other	17,358 (1)	18,483 (2)	28,939 (3)	24,987 (4)	17,339 (5)	107,106
Total segment operating costs and expenses	347,294	130,523	312,969	154,620	249,431	1,194,837
Corporate [6]						73,345
Total operating costs and expenses						$ 1,268,182

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	Year ended December 31, 2024					
	Technology & Shopping	Gaming & Entertainment	Health & Wellness	Connectivity	Cybersecurity & Martech	Total operating costs and expenses
Salaries, benefits, and other employee expenses	$ 139,293	$ 45,294	$ 115,509	$ 53,172	$ 77,518	$ 430,786
Cloud computing, software, and other related expenses	28,086	5,630	13,903	14,849	40,009	102,477
Advertising and marketing related expenses	51,418	12,226	39,199	2,898	21,799	127,540
Partner payments	7,063	27,262	38,736	932	21,063	95,056
Professional and other third-party services	20,455	5,908	8,730	14,356	17,228	66,677
Goodwill impairment	85,273	—	—	—	—	85,273
Depreciation and amortization	83,424	10,733	52,766	31,882	33,025	211,830
Other	17,942 (1)	19,222 (2)	26,358 (3)	16,157 (4)	17,899 (5)	97,578
Total segment operating costs and expenses	432,954	126,275	295,201	134,246	228,541	1,217,217
Corporate [6]						70,823
Total operating costs and expenses						$ 1,288,040

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Year ended December 31, 2023					
	Technology & Shopping	Gaming & Entertainment	Health & Wellness	Connectivity	Cybersecurity & Martech	Total operating costs and expenses
Salaries, benefits, and other employee expenses	$ 121,721	$ 43,224	$ 109,401	$ 55,492	$ 75,340	$ 405,178
Cloud computing, software, and other related expenses	23,580	3,974	11,599	9,865	37,402	86,420
Advertising and marketing related expenses	55,185	9,468	42,477	3,296	24,189	134,615
Partner payments	7,721	26,637	33,842	730	19,120	88,050
Professional and other third-party services	15,025	3,629	10,604	13,199	18,211	60,668
Goodwill impairment	56,850	—	—	—	—	56,850
Depreciation and amortization	83,271	10,368	59,870	31,793	52,618	237,920
Other	17,702 (1)	14,222 (2)	30,555 (3)	26,552 (4)	21,119 (5)	110,150
Total segment operating costs and expenses	381,055	111,522	298,348	140,927	247,999	1,179,851
Corporate (6)						51,566
Total operating costs and expenses						$ 1,231,417

(1) Other Technology & Shopping operating costs and expenses consist primarily of credit card processing fees, campaign fulfillment costs, travel and entertainment costs, office expenses, bad debt expense, contingent consideration changes, and certain allocated overhead expenses.

(2) Other Gaming & Entertainment operating costs and expenses consist primarily of credit card processing fees, inventory-related costs, campaign fulfillment costs, travel and entertainment costs, office expenses, bad debt expense, contingent consideration changes, and certain allocated overhead expenses.

(3) Other Health & Wellness operating costs and expenses consist primarily of app-store fees, credit card processing fees, campaign fulfillment costs, travel and entertainment costs, office expenses, bad debt expense, contingent consideration changes, and certain allocated overhead expenses.

(4) Other Connectivity operating costs and expenses consist primarily of inventory-related costs, credit card processing fees, inventory related costs, campaign fulfillment costs, travel and entertainment costs, office expenses, bad debt expense, contingent consideration changes, and certain allocated overhead expenses.

(5) Other Cybersecurity & Martech operating costs and expenses consist primarily of credit card processing fees, telecommunication backbone costs, travel and entertainment costs, office expenses, bad debt expense, contingent consideration changes, and certain allocated overhead expenses.

(6) Corporate includes costs associated with general, administrative, and other expenses (including some depreciation and amortization) that are managed on a global basis and that are not directly attributed to any particular segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Information on income from operations is set forth in the table below (in thousands).

	Years ended December 31,		
	2025	2024	2023
Income (loss) from operations by reportable segment:			
Technology & Shopping	$ 9,302	$ (71,072)	$ (50,498)
Gaming & Entertainment	53,035	54,001	57,299
Health & Wellness	89,384	67,207	63,575
Connectivity	76,113	79,374	70,591
Cybersecurity & Martech	28,597	54,961	43,210
Total segment income from operations	256,431	184,471	184,177
Corporate (1)	(73,345)	(70,823)	(51,566)
Income from operations	$ 183,086	$ 113,648	$ 132,611

(1) Corporate includes costs associated with general, administrative, and other expenses (including some depreciation and amortization) that are managed on a global basis and that are not directly attributable to any particular segment.

Information on capital expenditures is set forth in the table below (in thousands).

	Years ended December 31,		
	2025	2024	2023
Capital expenditures:			
Technology & Shopping	$ 15,899	$ 13,609	$ 17,778
Gaming & Entertainment	8,975	5,298	5,891
Health & Wellness	40,991	36,553	35,070
Connectivity	28,037	24,742	25,182
Cybersecurity & Martech	24,518	25,062	24,712
Total from reportable segments	118,420	105,264	108,633
Corporate	778	1,371	96
Total capital expenditures	$ 119,198	$ 106,635	$ 108,729

The Company maintains operations in the U.S., Canada, Ireland, the United Kingdom, India, and other countries. Geographic information about the U.S. and all other countries for the reporting periods is presented below. Such information attributes revenues based on jurisdictions where revenues are reported (in thousands).

	Years ended December 31,		
	2025	2024	2023
Revenues:			
United States	$ 1,219,221	$ 1,165,571	$ 1,137,857
All other countries	232,047	236,117	226,171
Total	$ 1,451,268	$ 1,401,688	$ 1,364,028

Long-lived assets, excluding goodwill and other intangible assets are as follows (in thousands):

	December 31,	
	2025	2024
Long-lived assets:		
United States	$ 186,869	$ 178,732
All other countries	48,634	44,733
Total	$ 235,503	$ 223,465

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18. Supplemental Cash Flow Information

Non-cash investing and financing activities were as follows (in thousands):

	Years ended December 31,		
	2025	2024	2023
Non-cash investing activity:			
Property and equipment, accrued but unpaid	$ —	$ —	$ 55
Right-of-use assets acquired in exchange for operating lease obligations	$ 782	$ 13,372	$ 1,597
Purchase of equity investments with common stock	$ —	$ —	$ 13,500
Sale of equity investments for common stock [(1)]	$ 4,488	$ —	$ —
Non-cash financing activity:			
Increase in fair value of conversion feature on 3.625% Convertible Notes	$ —	$ 4,001	$ —
Excise tax on share repurchases	$ 1,584	$ 1,099	$ —

(1) Includes 143,161 shares received in connection with sale of our minority equity ownership interest in OpenEvidence during the year ended December 31, 2025.

Supplemental data (in thousands):

	Years ended December 31,		
	2025	2024	2023
Interest paid	$ 34,618	$ 28,856	$ 38,653

Operating cash outflows related to lease liabilities were as follows (in thousands):

	Years ended December 31,		
	2025	2024	2023
Operating cash outflows related to lease liabilities	$ 9,081	$ 17,167	$ 23,230

19. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of tax, for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Unrealized Gains (Losses) on Investments	Foreign Currency Translation	Total
Balance as of January 1, 2023	$ 441	$ (85,814)	(85,373)
Other comprehensive income before reclassifications	96	13,657	13,753
Consensus separation	—	—	—
Balance as of December 31, 2023	$ 537	$ (72,157)	$ (71,620)
Other comprehensive income (loss) before reclassifications	1,575	(12,426)	(10,851)
Balance as of December 31, 2024	$ 2,112	$ (84,583)	$ (82,471)
Other comprehensive income before reclassifications	540	27,509	28,049
Amounts reclassified from accumulated other comprehensive loss	(2,652)	—	(2,652)
Balance as of December 31, 2025	$ —	$ (57,074)	$ (57,074)

During the years ended December 31, 2025, the Company reclassified $2.7 million, net of tax, out of accumulated other comprehensive loss, representing the excess of unrealized losses over the provision for credit losses on the corporate debt security. See Note 5 – *Investments* for further details.

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There were no reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2024 and 2023. 20. Related Party Transactions OCV Fund OCV Fund is considered a related party because it is an investment that is accounted for by the equity method. On September 25, 2017, the Company entered into a commitment to invest $200.0 million (approximately 76.6% of equity) in the OCV Fund. The primary purpose of the OCV Fund is to provide a limited number of select investors with the opportunity to realize long-term appreciation from public and private companies, with a particular focus on the technology and life science industries. The general activities of the OCV Fund is to buy, sell, hold, and otherwise invest in securities of every kind and nature and rights and options with respect thereto, including, without limitation, stock, notes, bonds, debentures, and evidence of indebtedness; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities held or owned by the OCV Fund; to enter into, make and perform all contracts and other undertakings; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. Subject to the terms and conditions of the Fund’s limited partnership agreement, once the Company has received distributions equal to its invested capital, the OCV Fund’s general partner would be entitled to a carried interest equal to 20%. The OCV Fund has a six year investment period, during which any incremental investments can be made, subject to certain exceptions. The commitment was approved by the Audit Committee of the Board in accordance with the Company’s related- party transaction approval policy. No future capital calls will be made in connection with the Company’s investment in the OCV Fund, nor will any further management fees be paid by the Company to the manager. 21. Subsequent Event On February 22, 2026, the Board of the Company authorized (i) an increase in its 2020 Program pursuant to which the Company may purchase up to an additional ten million shares of the Company’s common stock and (ii) an extension of the expiration date of the share repurchase program from August 2, 2029 to February 22, 2036 (“Amended Stock Repurchase Program”). As a result of the Amended Stock Repurchase Program, the aggregate number of shares of the Company’s common stock under 2020 Program increases from up to 15 million shares to up to 25 million of the Company’s common stock, with 10,741,308 shares remaining under the Amended Stock Repurchase Program as of February 22, 2026. ZIFF DAVIS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED -115-

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective. Management’s Annual Report on Internal Control over Financial Reporting Ziff Davis’ management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Ziff Davis. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) using the 2013 framework. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, management concluded that Ziff Davis’s internal control over financial reporting was effective as of December 31, 2025. Our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their audit report which is included herein. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-5(f) under the Exchange Act) which occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. -116-

(d) Report of Independent Registered Public Accounting Firm REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and Board of Directors Ziff Davis, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Ziff Davis, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP New York, New York February 24, 2026 -117-

Item 9B. Other Information During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement”, as each term is defined in Item 408(a) of Regulation S-K. Certain of our officers have made elections to participate in, and are participating in, our employee stock purchase plan and 401(k) plan and have made, and may from time to time make, elections to have shares withheld to cover withholding taxes or pay the exercise price of options, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Items 10-14 Information required under Item 10., Directors, Executive Officers and Corporate Governance, Item 11., Executive Compensation, Item 12., Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Item 13., Certain Relationships and Related Transactions, and Director Independence and Item 14., Principal Accountant Fees and Services, is hereby incorporated by reference to the information to be set forth in our definitive proxy statement for the 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025. PART IV Item 15. Exhibits and Financial Statement Schedules (a) (1) Financial Statements. The following financial statements are filed as a part of this Annual Report on Form 10- K: Report of Independent Registered Public Accounting Firm (KPMG LLP; New York, New York; PCAOB ID #185) Consolidated Balance Sheets Consolidated Statements of Operations Consolidated Statements of Comprehensive Income Consolidated Statements of Stockholders’ Equity Consolidated Statements of Cash Flows Notes to Consolidated Financial Statements (a) (2) Financial Statement Schedules. Financial statement schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto. (a) (3) Exhibits. The following exhibits are filed with this Annual Report on Form 10-K or are incorporated herein by reference as indicated below (numbered in accordance with Item 601 of Regulation S-K). We shall furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request. Exhibit No. Exhibit Title 2.1 Separation and Distribution Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 3.1 Amended and Restated Certificate of Incorporation of J2 Global, Inc., dated as of June 10, 2014 (incorporated by reference to Exhibit 3.1 to Ziff Davis’ Current Report on Form 8-K filed on June 10, 2014 (File No. 0-25965)) 3.2 Amendment to the Amended and Restated Certificate of Incorporation of J2 Global, Inc., dated as of September 5, 2019 (incorporated by reference to Exhibit 3.1 to Ziff Davis’ Current Report on Form 8-K filed with the Commission on November 1, 2019 (File 0-25965)) 3.3 Certificate of Amendment to Amended and Restated Certificate of Incorporation of Ziff Davis, Inc. dated as of October 7, 2021 (incorporated by reference to Exhibit 3.1 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) -118-

3.4 Sixth Amended and Restated By-Laws (incorporated by reference to Exhibit 3.4 to Ziff Davis' Annual Report on Form 10-K filed on February 26, 2024 (File No. 0-25965)) 4.1 Specimen of Common Stock Certificate (Incorporated by reference to Exhibit 4.1.2 to Ziff Davis’ Current Report on Form 8-K filed on December 7, 2011 (File No. 0-25965)) 4.2 Indenture, dated as of November 15, 2019 (incorporated by reference to Exhibit 4.1 to Ziff Davis’ Current Report on Form 8-K filed on November 15, 2019 (File No. 0-25965)) 4.3 Indenture, dated as of October 7, 2020 (incorporated by reference to Exhibit 4.1 to Ziff Davis’ Current Report on Form 8-K filed on October 7, 2020 (File No. 0-25965)) 4.4 Indenture, dated as of July 16, 2024, between Ziff Davis, Inc. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Ziff Davis’ Current Report on Form 8-K filed on July 16, 2024.(File No. 0-25965)) 4.5 Form of certificate representing the 3.625% Convertible Senior Notes due 2028 (included as Exhibit A to Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to Ziff Davis’ Current Report on Form 8-K filed on July 16, 2024.(File No. 0-25965)) 4.6 Description of Registered Securities (incorporated by reference to Exhibit 4.9 to Ziff Davis' Annual Report on Form 10-K filed on February 25, 2025 (File No. 0-25965) 4.7 Form of Waiver Regarding Restricted Stock Agreements (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 10-Q filed on August 10, 2020 (File No. 0-25965) 10.1 J2 Global, Inc. 2015 Stock Option Plan (incorporated by reference to Annex A to Ziff Davis’ Definitive Proxy Statement on Schedule 14A filed on March 26, 2015 (File No. 0-25965))(1) 10.2 Form of Restricted Stock Agreement Pursuant to J2 Global, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.4 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 10, 2021 (File No. 0-25965))(1) 10.3 Form of Restricted Stock Unit Agreement Pursuant to J2 Global, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 10, 2021 (File No. 0-25965))(1) 10.4 Form of Performance Stock Unit Agreement Pursuant to J2 Global, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 10, 2021 (File No. 0-25965))(1) 10.5 Amended and Restated J2 Global, Inc. 2001 Employee Stock Purchase Plan (incorporated by reference to Ziff Davis’ Current Report on Form 8-K filed with the Commission on May 3, 2006 File No. 0-25965))(1) 10.6 Amendment to Amended and Restated J2 Global, Inc. 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on February 8, 2018 (File No. 0-25965))(1) 10.7 Form of Restricted Stock Unit Agreement pursuant to the Ziff Davis, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 9, 2024 (File No. 0-25965))(1) 10.8 Form of Performance Stock Unit Agreement pursuant to the Ziff Davis, Inc. 2015 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 9, 2024 (File No. 0-25965))(1) 10.9 Ziff Davis, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on May 13, 2024 (File No. 0-25965))(1) 10.10 Form of Restricted Stock Unit Agreement pursuant to the Ziff Davis, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on May 16, 2024 (File No. 0-25965))(1) 10.11 Form of Performance Stock Unit Agreement pursuant to the Ziff Davis, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Current Report on Form 8-K filed on May 16, 2024 (File No. 0-25965))(1) 10.12 Employment Agreement between Ziff Davis, Inc. and Vivek Shah, effective as of June 13, 2022 (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on June 15, 2022 (File No. 0-25965))(1) 10.13 Employment Agreement between Ziff Davis, Inc. and Bret Richter, effective as of June 13, 2022 (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Current Report on Form 8-K filed on June 15, 2022 (File No. 0-25965))(1) 10.14 Employment Agreement between Ziff Davis, Inc. and Jeremy D. Rossen, effective as of June 13, 2022 (incorporated by reference to Exhibit 10.3 to Ziff Davis’ Current Report on Form 8-K filed on June 15, 2022 (File No. 0-25965))(1) 10.15 Employment Agreement between Ziff Davis, Inc. and Lori Tansley, effective as of November 21, 2024 (incorporated by reference to Exhibit 10.16 to Ziff Davis' Annual Report on Form 10-K filed on February 25, 2025 (File No. 0-29565))(1) -119-

10.16 Second Amended and Restated Limited Partnership Agreement, dated as of January 19, 2018, by and among OCV I GP, LLC and J2 Global, Inc. (incorporated by reference to Exhibit 10.9 to Ziff Davis’ Current Report on Form 10-K filed on March 1, 2018 (File No. 0-25965)) 10.17 Credit Agreement, dated as of April 7, 2021, among J2 Global, Inc., the Lenders from time to time party thereto and MUFG Union Bank, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Quarterly Report on Form 10-Q filed on August 9, 2021 (File No. 0-25965)) 10.18 First Amendment to Credit Agreement, dated as of June 2, 2021, by and among J2 Global, Inc., the subsidiaries of J2 Global, Inc. party thereto as guarantors, Citicorp North America Inc. and MUFG (4) Union Bank, N.A., as lenders, and MUFG Union Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Quarterly Report on Form 10-Q filed on August 9, 2021 (File No. 0-25965)) 10.19 Second, Third and Fourth Amendments to Credit Agreement by and among J2 Global, Inc., the subsidiaries of J2 Global, Inc. party thereto as guarantors, Citicorp North America Inc. and MUFG Union Bank, N.A., as lenders, and MUFG Union Bank, N.A., as administrative agent for the lenders. (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on September 22, 2021 (File No. 0-25965)) 10.20 Fifth Amendment to the Credit Agreement, dated as of June 10, 2022, among Ziff Davis, Inc., the Guarantors, the lenders party to Amendment constituting Required Lender and all of the Term Lenders and MUFG UNION BANK, N.A. as administrative agent for the Lenders (incorporated by reference to Exhibit 10.5 to Ziff Davis’ Quarterly Report on Form 10-Q filed on August 9, 2022 (File No. 0-25965)) 10.21 Sixth Amendment to Credit Agreement, dated as of September 15, 2022, among Ziff Davis, Inc., the Guarantors, the lenders party to Amendment constituting Required Lenders and all of the Term Loan Two Lenders and MUFG UNION BANK, N. A., as administrative agent for the Lenders (incorporated by reference to Exhibit 10.3 to Ziff Davis’ Quarterly Report on Form 10-Q filed on November 9, 2022 (File No. 0-25965)) 10.22 Seventh Amendment to the Credit Agreement, dated as of April 10, 2024, among Ziff Davis, Inc., the Guarantors, the lenders party to the Amendment constituting Required Lenders and U. S. Bank National Association, as administrative agent for the Lenders (incorporated by reference to Exhibit 10.3 to Ziff Davis’ Quarterly Report on Form 10-Q filed on May 9, 2024 (File No. 0-25965)) 10.23 New Lender Joinder Agreement and Eighth Amendment to Credit Agreement, dated as of June 18, 2024, among Ziff Davis, Inc., the Lenders party thereto and U.S. Bank National Association, as administrative agent and collateral agent for the Lenders (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on June 25, 2024 (File No. 0-25965)) 10.24 Transition Services Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.1 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 10.25 First Amendment to Transition Services Agreement, dated as of October 6, 2022, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.20 to Ziff Davis’ Annual Report on Form 10-K filed on March 1, 2023 (File No. 0-25965)) 10.26 Second Amendment to Transition Services Agreement, dated as of January 3, 2023, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.21 to Ziff Davis’ Annual Report on Form 10-K filed on March 1, 2023 (File No. 0-25965)) 10.27 Tax Matters Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 10.28 Employee Matters Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 10.29 Intellectual Property License Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.4 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 10.30 Stockholder and Registration Rights Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc. (incorporated by reference to Exhibit 10.5 to Ziff Davis’ Current Report on Form 8-K filed on October 8, 2021. (File No. 0-25965)) 19.1 Ziff Davis, Inc. Securities Trading Policy (incorporated by reference to Exhibit 19.1 to Ziff Davis' Annual Report on Form 10-K filed on February 25, 2025 (File No. 0-25965) 21.1* List of subsidiaries of Ziff Davis, Inc. 23.1* Consent of Independent Registered Public Accounting Firm – KPMG LLP 31.1* Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2* Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32.1** Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 -120-

97.1 Ziff Davis, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to Ziff Davis' Annual Report on Form 10-K filed on February 26, 2024 (File No. 0-25965)) 101.INS* XBRL Instance Document 101.SCH* XBRL Taxonomy Extension Schema Document 101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF* XBRL Taxonomy Extension Definition Linkbase Document 101.LAB* XBRL Taxonomy Extension Label Linkbase Document 101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) * Filed herewith. ** Furnished herewith. (1) Indicates a management contract or compensatory plan required to be filed as an exhibit to this report pursuant to Item 15(b) of Form 10-K. Item 16. Form 10-K Summary None. -121-

SIGNATURE Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2026. Ziff Davis, Inc. By: /s/ VIVEK SHAH Vivek Shah Chief Executive Officer (Principal Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Signature Title Date /s/ VIVEK SHAH Chief Executive Officer and a Director February 24, 2026 Vivek Shah (Principal Executive Officer) /s/ BRET RICHTER Chief Financial Officer February 24, 2026 Bret Richter (Principal Financial Officer) /s/ LORI TANSLEY Chief Accounting Officer February 24, 2026 Lori Tansley (Principal Accounting Officer) /s/ SARAH FAY Director February 24, 2026 Sarah Fay /s/ JANA BARSTEN Director February 24, 2026 Jana Barsten /s/ TRACE HARRIS Director February 24, 2026 Trace Harris /s/ WILLIAM B. KRETZMER Director February 24, 2026 William B. Kretzmer /s/ KIRK MCDONALD Director February 24, 2026 Kirk McDonald /s/ NEVILLE R. RAY Director February 24, 2026 Neville R. Ray /s/ SCOTT C. TAYLOR Director February 24, 2026 Scott C. Taylor -122-

CORPORATE INFORMATION Corporate Office Ziff Davis, Inc. 360 Park Avenue South 17th Floor New York, NY 10010 Telephone (212) 503-3500 Common Stock Listing NASDAQ Global Select Market Symbol: ZD Stock Registrar and Transfer Agent Computershare Trust Company, N.A. 680 South 4th Street Louisville, KY 40202 Telephone: 1 (800) 962-4284 Annual Meeting of Stockholders Wednesday, May 6, 2026 at 9:30 a.m. EDT www.virtualshareholdermeeting.com/ZD2026 DIRECTORS AND MANAGEMENT Directors Sarah Fay, Chair Jana Barsten Trace Harris William Brian Kretzmer Kirk McDonald Neville Ray Vivek Shah Scott C. Taylor Management Vivek Shah Bret Richter Jeremy Rossen Lori Tansley Chief Executive Officer and President Chief Financial Officer Exec. Vice President, General Counsel and Secretary Chief Accounting Officer